Form 10-K, Exhibit 13
period 1995-12-30
AEROVOX INC
filed 1996-03-29
CIK 856164

Exhibit 13.1

Aerovox Incorporated
Management's Discussion and Analysis of Financial Condition and Results of Operations

The table below sets forth the year-to-year percentage increases (decreases) in various items from the consolidated statements of income.

                                                  1995 vs. 1994    1994 vs. 1993
--------------------------------------------------------------------------------
Net sales                                              2.1%             9.1%
Cost of sales                                          5.0%            10.2%
Gross profit                                         (11.8%)            3.9%
Selling, general and administrative expenses          (4.9%)            3.7%
Income from operations                               (29.4%)            4.4%

The table below depicts the same items as percentages of net sales.

                                                                   For The Years Ended
                                                    Dec. 30, 1995     Dec. 31, 1994    Jan. 1, 1994
---------------------------------------------------------------------------------------------------
Net sales                                              100.0%           100.0%           100.0%
Cost of sales                                           85.3%            82.9%            82.1%
Gross profit                                            14.7%            17.1%            17.9%
Selling, general and administrative expenses            11.4%            12.3%            12.9%
Income from operations                                   3.3%             4.8%             5.0%

1995 versus 1994

Net sales for the fiscal year of 1995 totaled $128,322,000 compared to net sales of $125,640,000 for fiscal 1994, a 2.1% increase. The Aerovox Group reported net sales of approximately $87,500,000 for 1995 versus $88,400,000 for 1994, a 1% decrease. The second half of the year was disappointing for this Group as, for example, air-conditioning capacitor requirements never returned to 1994 levels even though warm summer temperatures did help deplete air conditioner inventories. The Aero M Group had net sales in 1995 of approximately $18,400,000 compared to about $19,300,000 in 1994, a 4.7% decrease. Motor start
(AC) capacitor sales were lower by approximately 38% from the previous year - other type capacitors (DC), along with processed foil sales, increased in 1995 over 1994 but not enough to offset the motor start capacitor shortfall. BHC Aerovox Ltd. (United Kingdom) increased its net sales in 1995 by approximately 25% to $22,400,000 as growth in both AC and DC application capacitors exceeded 20%. Backlog at year end 1995 decreased to $17,923,000 from $21,100,000 at the end of 1994.

Gross profits in 1995, totaled $18,919,000, 14.7% of net sales, compared to $21,438,000, 17.1% of net sales, recorded in fiscal year 1994. Gross profits were affected by reduced domestic shipment volume but were also impacted by continued losses, at the gross margin level, by operations in Mexico. Operations in the United Kingdom (BHC Aerovox Ltd.) improved its gross margin percentage in 1995 by almost one full percentage point over results in 1994.

Selling and general and administrative expenses for 1995 were $14,673,000, 11.4% of net sales, versus $15,428,000, 12.3% of net sales, for 1994. Income from operations totaled $4,246,000 for fiscal year 1995 as compared to $6,010,000 for fiscal year 1994, a 29.4% reduction. As a percentage of net sales, income from operations decreased to 3.3% compared to 4.8% in 1994.

Interest expense of $2,296,000 was recorded in fiscal year 1995 versus $1,566,000 in 1994. Borrowings increased in 1995 by $6,970,000 to support cash requirements during the year. Annualized interest rates on these borrowings ranged from 7.12% to 9.00% during 1995.

Other income totaled $702,000 in 1995 compared to $753,000 in 1994. A positive exchange gain in 1994 of $250,000 that was recorded in the U.K. operations was not repeated in 1995.

Income before taxes for fiscal 1995 was $2,652,000 compared to $4,693,000 for fiscal year 1994. 1994 had been adversely affected by a $504,000 charge to earnings for a litigation claim that is still under appeal by

Aerovox Incorporated
Management's Discussion and Analysis of Financial Condition and Results of Operations

the Company. Provision for income taxes in 1995 was $1,051,000 (39.6%) compared to a provision in 1994 of $1,669,000 (35.6%). Net income for 1995 was $1,601,000 (1.2% of net sales and $.30 per common share) compared to $3,024,000 (2.4% of net sales and $.56 per common share) for fiscal 1994.

1994 versus 1993

Net sales for fiscal 1994 totaled $125,640,000, an approximate 9.1% increase over net sales for fiscal 1993, at $115,158,000. The Company acquired Aero M, Inc., a domestic company, on March 5, 1993, and certain assets of BH Components, Ltd., a United Kingdom company, on March 11, 1993. These acquisitions were accounted for as purchases and, accordingly, the financial results of the acquired companies are included from the date of acquisition. Approximately $33,500,000 of net sales were recorded from date of purchase for these acquisitions in fiscal 1993 compared to approximately $37,300,000 (an increase of 11.3%) recorded for the full fiscal year of 1994. Net sales of the Aero M Group were adversely affected by the physical move of its assembly operations from Glasgow, Kentucky, to Juarez, Mexico, during 1994 while the BHC Group operations in the United Kingdom increased net sales to a record level. The third operating Group of the Company, the Aerovox Group, increased its 1994 net sales level by approximately 8.2% to $88,400,000 from $81,700,000 in fiscal 1993. Backlog at the end of 1994 totaled $21,100,000 compared to $16,600,000 at year end 1993.

Gross profits in 1994 totaled $21,438,000, 17.1% of net sales, compared to $20,628,000 in 1993, 17.9% of net sales, an increase of $810,000. The reduced productivity of the Aero M Group, due to the move of its assembly operations to Mexico, contributed heavily to the lesser gross margin level in 1994.

Income from operations totaled $6,010,000 for fiscal 1994 as compared to $5,757,000 for fiscal year 1993, a 4.4% increase for the year. As a percentage of net sales, income from operations decreased to 4.8% compared to 5.0% in 1993. Selling, general and administrative expenses for 1994 were $15,428,000, 12.3% of net sales, versus $14,871,000, 12.9% of net sales, for 1993. Approximately $364,000 of this increase of $557,000 is attributable primarily to increased commissions associated with higher sales volumes.

Interest expense for fiscal 1994 was $1,566,000, compared to $1,388,000 in 1993. Borrowings increased in 1994 by approximately $2,788,000 to support cash requirements during the year. Annualized interest rates on these borrowings varied between 6.7% and 8.24% during 1994.

Other income of $753,000 in fiscal 1994 was $125,000 greater than the $628,000 recorded in 1993 as a positive exchange gain of approximately $250,000 was recorded in the U.K. operations.

Income before income taxes was adversely affected by a $504,000 charge to earnings for a litigation claim that was the result of the reversal of two earlier court decisions that could have required the umbrella insurer of the Company to provide coverage for the excess of an environmental settlement relating to a waste storage site that was not covered by the Company's primary insurers. The Company is appealing this decision. Income before taxes for fiscal 1994 was $4,693,000 compared to $4,997,000 in 1993. Provision for income taxes in 1994 was $1,669,000 (35.6%) compared to a provision of $1,898,000 (38.0%) in 1993 as a valuation reserve was reduced by an approximate $122,000. On January 3, 1993, the Company adopted Financial Accounting Standard 109 (FAS109), "Accounting for Income Taxes", which necessitated an adjustment of $590,000 to provide for the cumulative effect of the required accounting change. At the end of fiscal 1994, the net operating loss carry-forward was reduced to approximately $1,700,000. Net income for 1994 was $3,024,000 ($.56 per share) compared to $3,689,000 ($.68 per share) for fiscal 1993.

Liquidity and Capital Resources

Working capital at December 30, 1995, was $26,427,000 compared to $22,441,000 at the end of fiscal 1994. Current ratio was 2.4:1 at both year end 1995 and 1994. Net accounts receivable and inventories increased by $3,310,000 and $2,735,000, respectively during 1995. Net cash provided by operating activities in 1995 totaled $1,521,000 as compared to $3,144,000 generated in 1994.

The Company invested approximately $8,130,000 in capital assets in 1995 as compared to $6,990,000 in 1994.

Aerovox Incorporated
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company's Revolving Credit Agreement (as amended on December 29, 1995) provides for a credit line of $14,360,000 for the Company and 4,400,000 pounds sterling for its wholly-owned subsidiary in the United Kingdom. The Agreement which extends to May 31, 1997, also includes various interest rate options which, for fiscal year 1995, have varied from 7.12% to 9.00% on an annualized basis. The security for this line of credit is accounts receivable and inventories and a Company guarantee for the U.K. loan. The outstanding balance of loans at fiscal years ended December 30, 1995, and December 31, 1994, was approximately $20,291,000 and $14,120,000, respectively.

The Company also has a term line of credit with an equipment financing company with an outstanding balance at the end of 1995 of $7,677,000 compared to an outstanding balance at the end of 1994 of $6,562,000. (On January 11, 1996, the Company increased loans outstanding to this equipment financing company by $1,500,000.) These loans, secured by equipment at the Company's New Bedford facility, have five-year terms and carry annual interest rates varying from 7.36% to 8.24%.

Other long-term debt of the Company consists of an Industrial Revenue Bond maturing on July 1, 2002, with an annual interest rate of 7.42% and quarterly payments on the principal (outstanding balance at fiscal year end was $2,942,000 versus a balance at year end, 1994, of $3,258,000).

Capital expenditures during 1996 are expected to be funded primarily from cash provided by operations.

Cash and cash equivalents at December 30, 1995, totaled $573,000 compared to $102,000 at December 31, 1994.

Other Matters

The Company has been party to certain environmental matters over the past several years. The matters have been settled and the related liabilities paid. Management is not aware of any further environmental exposures which it believes will have a material impact on future liquidity or results of operations.

The impact of inflation on the Company's business has not been material.

Aerovox Incorporated
Consolidated Statements of Income


                                                                        For The Years Ended
(Amounts in Thousands, Except Per Share Data)               Dec. 30, 1995     Dec. 31, 1994     Jan. 1, 1994
------------------------------------------------------------------------------------------------------------
Net sales                                                     $128,322          $125,640        $115,158
Cost of Sales                                                  109,403           104,202          94,530
------------------------------------------------------------------------------------------------------------
Gross profit                                                    18,919            21,438          20,628
Selling, general and administrative expenses                    14,673            15,428          14,871
------------------------------------------------------------------------------------------------------------
Income from operations                                           4,246             6,010           5,757

Other income (expense):
  Litigation settlement (Note J)                                    --              (504)             --
  Interest expense                                              (2,296)           (1,566)         (1,388)
  Other income                                                     702               753             628
------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
  effect of the change in accounting for income taxes            2,652             4,693           4,997
Provision for income taxes (Note I)                              1,051             1,669           1,898
------------------------------------------------------------------------------------------------------------
Income before cumulative effect of the change in
  accounting for income taxes                                    1,601             3,024           3,099
Cumulative effect of the change in accounting
  for income taxes (Note A)                                         --                --             590
------------------------------------------------------------------------------------------------------------
Net income                                                    $  1,601          $  3,024        $  3,689
------------------------------------------------------------------------------------------------------------
Net income per share:
Income before cumulative effect of the change in
  accounting for income taxes                                     $.30              $.56            $.57
Cumulative effect of the change in accounting
  for income taxes                                                  --                --             .11
------------------------------------------------------------------------------------------------------------
Net income per share                                              $.30              $.56            $.68
------------------------------------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity

                                                                                                   Foreign
                                                                   Additional                      Currency        Total
                                                     Common         Paid-in       Retained        Translation   Stockholders'
(Amounts in Thousands)                               Stock          Capital       Earning         Adjustments     Equity
-----------------------------------------------------------------------------------------------------------------------------
Balances at January 2, 1993                         $  5,151        $    195      $ 21,174         $  (215)       $26,305
  Net income                                              --              --         3,689              --          3,689
  Proceeds from employee stock
   purchase plan and exercise of
   stock options (20,083 shares)                          20             131            --              --            151
  Foreign currency translation adjustments                --              --            --              13             13
-----------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 1994                            5,171             326        24,863            (202)        30,158
  Net income                                              --              --         3,024              --          3,024
  Proceeds from employee stock
   purchase plan and exercise of
   stock options (59,716 shares)                          60             266            --              --            326
  Foreign currency translation adjustments                --              --            --             (92)           (92)
-----------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1994                          5,231             592        27,887            (294)        33,416
  Net income                                              --              --         1,601              --          1,601
  Proceeds from employee stock
   purchase plan and exercise of
   stock options (68,090 shares)                          68             177            --              --            245
  Foreign currency translation adjustments                --              --            --            (397)          (397)
-----------------------------------------------------------------------------------------------------------------------------
Balances at December 30, 1995                       $  5,299        $    769      $ 29,488         $  (691)       $34,865
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Aerovox Incorporated
Consolidated Balance Sheets

(Amounts in Thousands)                                      Dec. 30, 1995    Dec. 31, 1994
------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash                                                         $    573        $    102
  Accounts receivable, net of allowance
   for doubtful
    accounts of $635 in 1995 and $295
     in 1994 (Note C)                                            19,588          16,278
  Inventories (Notes B and C)                                    22,630          19,895
  Prepaid expenses and other current
   assets                                                           974           1,148
  Recoverable income taxes                                           99              77
  Deferred income taxes (Note I)                                    885             997
------------------------------------------------------------------------------------------
      Total current assets                                       44,749          38,497

Property, plant and equipment, at cost (Note C):
  Land                                                              384             308
  Buildings and improvements                                     11,056           9,462
  Machinery and equipment                                        56,010          46,867
  Construction in progress                                        1,588           4,271
------------------------------------------------------------------------------------------
                                                                 69,038          60,908
      Less accumulated depreciation                             (27,787)        (23,807)
------------------------------------------------------------------------------------------
                                                                 41,251          37,101

Deferred income taxes (Note I)                                    2,290           1,752
Note receivable                                                     293             285
Other assets                                                        108             124
------------------------------------------------------------------------------------------
      Total assets                                             $ 88,691        $ 77,759
------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                             $ 11,270        $  9,986
  Accrued compensation and related
   expenses                                                       2,523           2,716
  Other accrued expenses                                            816             578
  Current maturities of long-term debt
   (Note C)                                                       3,205           2,292
  Income taxes                                                      508             484
------------------------------------------------------------------------------------------
      Total current liabilities                                  18,322          16,056
Deferred income taxes (Note I)                                    6,727           5,821
Industrial revenue bond (Note C)                                  2,573           2,943
Long-term debt less current maturities (Note C)                  25,132          18,705
Deferred compensation                                             1,072             818
Commitments and contingencies (Notes D, E and J)
Stockholders' equity (Notes E, F and G):
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized; none issued                                           --              --
  Common stock; $1.00 par value; 20,000,000 shares authorized;
   5,298,741 and 5,230,651 shares issued and outstanding          5,299           5,231
  Additional paid-in capital                                        769             592
  Retained earnings                                              29,488          27,887
  Foreign currency translation
   adjustments                                                     (691)           (294)
------------------------------------------------------------------------------------------
      Total stockholders' equity                                 34,865          33,416
------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity               $ 88,691        $ 77,759
------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Aerovox Incorporated
Consolidated Statements of Cash Flows

                                                                   For The Years Ended
(Amounts in Thousands)                              Dec. 30, 1995     Dec. 31, 1994     Jan. 1, 1994
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                             $ 1,601           $ 3,024         $  3,689
Adjustments to reconcile net income
 to cash provided by operating activities,
 net of effect of acquired companies:
  Litigation settlement                                     --                --           (1,000)
  Depreciation and amortization                          3,980             3,663            3,238
  Deferred income taxes                                    480             1,220            2,039
  Cumulative effect of change in accounting
   principle                                                --                --             (590)
Changes in operating assets and liabilities:
  Accounts receivable                                   (3,310)             (348)          (2,598)
  Inventories                                           (2,735)           (4,173)          (1,635)
  Prepaid expenses                                         174                 9             (395)
  Recoverable income taxes                                 (22)              255             (225)
  Accounts payable                                       1,284             2,119              344
  Accrued compensation and related expenses               (193)             (662)           1,404
  Other accrued expenses                                   238            (1,866)          (1,132)
  Income taxes payable                                      24               (97)             114
----------------------------------------------------------------------------------------------------
Net cash provided by operating activities                1,521             3,144            3,253
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of property, plant and equipment          (8,130)           (6,990)          (4,066)
  Acquisition of businesses                                 --                --           (9,575)
  Cash equivalents pledged as collateral                    --               505              225
  Proceeds from sales of assets                             --                --              208
  Other                                                   (135)              114              117
----------------------------------------------------------------------------------------------------
Net cash used in investing activities                   (8,265)           (6,371)         (13,091)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from employee stock purchase plan
   and exercise of stock options                           245               326              151
  Net borrowings under line of credit                    6,170             4,940            9,180
  Long-term borrowings                                   3,500                --            5,000
  Payments of short-term debt                               --                --           (2,485)
  Payments of long-term debt                            (2,700)           (2,152)          (1,854)
----------------------------------------------------------------------------------------------------
Net cash provided by financing activities                7,215             3,114            9,992
----------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                471              (113)             154
Cash at beginning of year                                  102               215               61
----------------------------------------------------------------------------------------------------
Cash at end of year                                    $   573           $   102         $    215
----------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest               $ 2,344           $ 1,592         $  1,371
----------------------------------------------------------------------------------------------------
  Cash paid during the year for income taxes           $   637           $   621         $    209
----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Aerovox Incorporated
Notes to Consolidated Financial Statements

A.  Summary of Significant Accounting Policies:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1995, 1994, and 1993 ended on December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

Translation of Foreign Currencies

Assets and liabilities of all foreign subsidiaries are translated at period-end rates of exchange, and income statement accounts are translated at average rates of exchange. Resulting translation adjustments are recorded as a separate component of stockholders' equity, "Foreign currency translation adjustments."

Cash

Cash consists of cash on hand. Interest income included in other income amounted to $72,000, $101,000 and $46,000 in 1995, 1994, and 1993, respectively.

Grants

Grants received from governments by foreign subsidiaries are recognized in income when the related funds are received. In 1995, grants of approximately $250,000 received by the Company's United Kingdom subsidiary were recognized as a reduction to related operating expenses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for some domestic inventories and the first-in, first-out (FIFO) method for foreign inventories and other domestic inventories.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Provisions for depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the assets (buildings and improvements, 20-40 years; lease-hold improvements, over the life of the lease; machinery and equipment, 5-15 years). Expenditures for repairs and maintenance are charged to expense when incurred. Betterments which materially extend the life of the related assets are capitalized and depreciated. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

Risks and Uncertainties

The Company's products are used primarily in air conditioners, fluorescent lighting, high intensity discharge lighting, microwave ovens, telecommunications, power supplies, and industrial power factor correction applications. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. The Company invests its excess cash in deposits and other securities with major banks. These investments typically mature within ninety days and therefore bear minimal risk. The Company has not incurred any losses related to these investments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. On January 3, 1993, the Company adopted Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes" which necessitated an adjustment of $590,000 to provide for the cumulative effect of the required accounting change. Prior year financial statements were not restated to apply the provisions of FAS 109.

Aerovox Incorporated
Notes to Consolidated Financial Statements

Net Income Per Share

Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year (5,393,202 in 1995, 5,410,088 in 1994 and 5,393,294 in 1993). Fully diluted net income per share is the same as net income per share.

B.  Inventories:

At December 30, 1995, domestic inventories at FIFO amounted to $20,423,000 and were $18,377,000 at December 31, 1994, of which $12,487,000 and $13,045,000 were subject to LIFO, respectively.

Inventories consist of the following (in thousands):

                                          December 30, 1995                   December 31, 1994
                                  Domestic     Foreign      Total     Domestic     Foreign      Total
------------------------------------------------------------------------------------------------------
Raw materials                      $10,584     $ 2,263     $12,847     $ 7,661     $ 1,536     $ 9,197
Work in process                      4,030         658       4,688       5,155         528       5,683
Finished goods                       5,809         312       6,121       5,561         480       6,041
------------------------------------------------------------------------------------------------------
                                    20,423       3,233      23,656      18,377       2,544      20,921
Less excess of FIFO
  cost over LIFO cost               (1,026)         --      (1,026)     (1,026)         --      (1,026)
------------------------------------------------------------------------------------------------------
                                   $19,397     $ 3,233     $22,630     $17,351     $ 2,544     $19,895
------------------------------------------------------------------------------------------------------

C.  Debt:

On August 30, 1994, the Company entered into a First Amendment to Amended and Restated Revolving Credit Agreement which increased the Company's line of credit to approximately $21 million (from $15 million) by incorporating a 4,000,000 British Pounds line of credit to BHC Aerovox, Ltd. (BHC), a wholly-owned subsidiary of the Company. On December 29, 1995, a Second Amendment to The Revolving Credit Agreement was entered into which adjusted the BHC line of credit to 4,400,000 British Pounds with no change to the $21 million total lines of credit for the Company. The Second Amendment also incorporated changes including violation waivers to financial covenants which require the Company to maintain debt to tangible net worth and interest coverage ratios as the Company had been in violation of these covenants as of the end of the third and fourth quarters of 1995. Interest is at the bank's prime rate payable in arrears on the outstanding loan balance. The Company has the option to convert from a bank base rate loan into a Eurodollar Loan at the then Eurodollar (LIBOR) rate plus 1 3/4 percentage points. The Company also has the option to convert up to $4 million of loans to a Bankers' Acceptance facility at interest rates equal to the per annum average discount rate quoted to the bank on date of request for such facility plus 1 1/2% per annum. The Agreement matures on May 31, 1997. A commitment fee, equal to one-quarter percent per annum will be charged on the unused portion of the total commitment. At December 30, 1995, borrowings outstanding under this Agreement were $20,300,000.

A ten-year Industrial Revenue Bond was issued by the Massachusetts Industrial Finance Agency in July 1982 to finance the acquisition of equipment. The bond was transferred to another purchaser in June 1992. Interest at the rate of 12.5% per annum through June 1992 and 7.42% per annum thereafter and principal are payable monthly commencing July 1, 1992 to July 1, 2002. The amount of each installment is calculated on an assumed 10-year amortization schedule. $370,000 of principal is payable in 1996. At December 30, 1995, the bond balance outstanding under this agreement was $2,942,000.

Other long-term debt of the Company consists of a term line of credit agreement with an equipment financing company in the amount of $10,000,000, collateralized by certain equipment. Payments of principal and interest are due quarterly. At December 30, 1995, borrowings outstanding under this agreement were $7,677,000, at annualized interest rates ranging from 7.36% to 8.24%, and maturing at dates through the year 2000. This agreement contains certain restrictive covenants, the most restrictive of which is to maintain a specified debt to tangible net worth ratio. (On January 11, 1996, the Company increased loans outstanding to the equipment financing Company by $1,500,000.)

Aerovox Incorporated
Notes to Consolidated Financial Statements

Total maturities of long-term debt over the next five years are:


                      Year
                      ------------------------------------------
                      1996                           $ 3,205,000
                      1997                            23,543,000
                      1998                             1,421,000
                      1999                             1,157,000
                      2000                               784,000
                      Thereafter                         800,000

D.  Commitments:

The Company leases office space and equipment under various non-cancelable operating leases. Rental expense amounted to $1,375,000 in 1995, $1,652,000 in 1994, and $1,047,000 in 1993. At December 30, 1995, future minimum annual rental payments under all leases are as follows:


                      Year
                      ------------------------------------------
                      1996                            $  932,000
                      1997                               862,000
                      1998                               803,000
                      1999                               779,000
                      2000                               772,000
                      Thereafter                      $2,837,000

The Company is self-insured for workers' compensation benefits for some of its employees. The amounts charged to expense for workers' compensation were $357,000 in 1995, $417,000 in 1994, and $275,000 in 1993, based upon reported claims and estimates of claims incurred but not reported.

The Company is also self-insured for a portion of health care costs not covered by insurance for some of its employees. The Company is liable for claims up to $150,000 per employee and aggregate claims up to a maximum of $2,470,000 (based on current enrollment) for 1995. Costs accrued are based upon reported claims and estimates of claims incurred but not reported. The amount charged to expense for health care costs, which includes paid claims, individual and aggregate stop/loss coverage and administrative fees, less employee contributions, was $1,830,000 in 1995, $1,672,000 in 1994, and $1,772,000 in
1993.

E.  Incentive and Other Plans:

Stock Incentive Plan

The 1989 Stock Incentive Plan, permits the granting of a variety of stock and stock-based awards, including stock options, rights to receive cash or shares in respect of increases in the value of the Company's common stock, the award of restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the federal ordinary income taxes under the plan, loans to participants in connection with awards, and other common stock-based awards, including the sale or award of convertible securities, that meet the requirements of the plan. The plan also provides that option holders may surrender outstanding options in exchange for a cash payment during the sixty-day period following a change in control as defined in the plan.

A total of 700,000 shares of common stock have been reserved by the board of directors and may be issued under the plan to full or part-time officers and other key employees of the Company and its subsidiaries. The plan limits the terms of awards to ten years and prohibits the granting of awards more than ten years after the effective date of the plan.

The plan permits the granting of non-transferable stock options that qualify as incentive stock options (ISOs) and options that do not so qualify. The exercise price of each option may not be less than 100% of the fair market value, or 110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company, on the date of grant in the case of ISOs and not less than 50% of the fair

Aerovox Incorporated
Notes to Consolidated Financial Statements

market value in the case of non-qualified options. The term of each option is fixed by the board of directors but may not exceed 10 years from the date of grant (5 years in the case of a 10% shareholder) with respect to ISOs and 10 years and a day with respect to non-qualified options.

In the event of termination of employment by reason of retirement, disability or death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

Each option becomes exercisable at the rate of 20% per year and expires ten years from the date of grant. Information for fiscal years, 1995, 1994, and 1993, with respect to the plan, is as follows:


                                                                 Option Price
                                                Shares            Per Share
-----------------------------------------------------------------------------
Outstanding at January 2, 1993                  365,000          $3.000-6.125
Granted                                         145,500           7.875-8.875
Canceled                                        (14,000)          3.000-8.875
Exercised                                       (10,000)             3.000
-----------------------------------------------------------------------------
Outstanding at January 1, 1994                  486,500           3.000-8.875
Granted                                          87,500           7.125-9.000
Canceled                                        (37,000)          8.875-9.000
Exercised                                       (52,500)          7.625-8.125
-----------------------------------------------------------------------------
Outstanding at December 31, 1994                484,500           3.000-9.000
Granted                                          66,000              7.625
Canceled                                        (54,500)          7.125-8.875
Exercised                                       (50,000)             3.000
-----------------------------------------------------------------------------
Outstanding at December 30, 1995                446,000          $3.000-9.000
-----------------------------------------------------------------------------

These options expire at various dates through December 2004. Options for 273,200 shares were exercisable at December 30, 1995. At December 30, 1995, there were 133,000 shares held available for future grants.

1989 Stock Option Plan for Directors

The 1989 Stock Option Plan for Directors reserved 50,000 shares of common stock for the granting of options to purchase stock at 100% of the fair market value on the date of grant. Directors who are not employees of the Company are eligible under the plan. Each newly elected director will be awarded options to purchase 2,500 shares of common stock on the date of his first election. Following the initial grant, each person who is an eligible director on the day immediately succeeding the day of each annual meeting of shareholders of the Company, will receive options covering 1000 shares. On August 13, 1993, the Board of Directors adopted an amendment to the Plan approved by the stockholders at the 1994 Annual Stockholders' Meeting, which increased the number of shares covered by options that are awarded at the time of the annual meeting from 500 to 1,000, or 250 for each quarter of service if less than one year elapses between the initial grant and an annual grant (subject to the maximum number of shares available under the plan) of options on such date. These options expire in ten years and become exercisable on the first anniversary of the date of the grant. No options may be awarded under the plan after April 1999.

In addition, directors were allowed to elect to receive options to purchase common stock of the Company at $1.00 per share in lieu of cash payments for annual fees under the Deferred Director Fee Option Plan. The difference between the option price and the fair market value at the date of election by the Director is charged to expense. During 1992, options to purchase 1,951 shares were granted under this arrangement. No shares were granted under this agreement in 1994 and the Plan was discontinued on March 2, 1994, by vote of the Board of Directors.

Aerovox Incorporated
Notes to Consolidated Financial Statements

Information for fiscal years 1995, 1994, and 1993, with respect to the plan, is as follows:

                                                              Option Price
                                              Shares            Per Share
---------------------------------------------------------------------------
Outstanding at January 2, 1993                 26,201          $1.000-6.750
Granted                                         7,000           8.875-9.625
Exercised                                        (500)             4.500
---------------------------------------------------------------------------
Outstanding at January 1, 1994                 32,701           1.000-9.625
Granted                                         8,500           6.750-9.000
Canceled                                       (1,167)          6.125-9.625
Exercised                                        (833)          6.125-6.750
---------------------------------------------------------------------------
Outstanding at December 31, 1994               39,201           1.000-9.625
Granted                                         8,250           7.500-7.750
Canceled                                       (5,835)          6.125-9.625
Exercised                                      (9,951)          1.000-6.750
---------------------------------------------------------------------------
Outstanding at December 30, 1995               31,665          $2.750-9.625
---------------------------------------------------------------------------

These options expire at various dates through December 2003. Options for 18,745 shares were exercisable at December 30, 1995. There were 36,502 shares available for future grants at December 30, 1995.

New Accounting Pronouncement

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which is effective for fiscal year 1996. The Company has determined that it will elect the disclosure-only alternative. The Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair value based method beginning in fiscal 1996 with comparable disclosures for fiscal 1995. The Company has not determined the impact of those pro forma adjustments.

Employee Stock Purchase Plan

In 1989, the Company established the Employee Stock Purchase Plan under which 100,000 shares of common stock were reserved for purchase by employees. The plan provides for the sale of common stock at the average of the reported high and low sales prices of the stock on the last business day of the accounting period each month. Common stock purchases are paid through regular payroll deductions of up to 10% of eligible compensation plus Company payments equal to 5% of the participant's payment plus an additional 1% for each full year of continuous employment with the Company since January 1, 1973, up to a maximum of 20% of the participant's payment. In 1995, 1994, and 1993, 8,139, 6,383 and 9,583 shares, respectively, were sold under the plan. There were 31,072 shares qualified for future sale at December 30, 1995.

Change of Control Severance Benefits

The Company has severance agreements with certain key employees which provide that if, within 24 months following a change in control (as defined in the severance agreements), the Company were to terminate the employee's employment other than for cause or the employee were to terminate his employment for reasons specified in the agreements, the employee would receive amounts up to three times his annual base salary plus target bonus for such year without deduction for any amounts previously paid under the bonus plan. The agreements also provide for the immediate vesting of bonus awards, stock options and similar awards, the immediate payment of deferred compensation amounts and the continuation of certain benefits. The maximum contingent liability under these agreements at December 30, 1995 was approximately $4,142,000.

Profit-Sharing Savings Plan

The Company maintains a Profit-Sharing Savings Plan which covers substantially all domestic employees with at least twelve months of service. Under the plan, each employee can elect to make a pre-tax contribution to the plan of not less than 3% and not more than 8% of qualified compensation. The Company

Aerovox Incorporated
Notes to Consolidated Financial Statements

makes annual contributions to the Plan on behalf of each participating employee in an amount which, together with any forfeitures during the Plan year, is equal to each employee's voluntary contribution up to a maximum aggregate contribution of 6% of the pre-tax income of the Company, as defined, or 50% of the aggregate pre-tax contributions of the participating employees. The Company's subsidiary in the United Kingdom maintains a plan covering its eligible employees wherein Company contributions are made on the basis of the individual's age and amount of contribution. Expense under these plans amounted to $479,000 in 1995, $608,000 in 1994, and $501,000 in 1993.

Deferred Supplemental Savings Plan

The Company has a Deferred Supplemental Savings Plan under which certain key employees may defer a percentage of their compensation equal to the difference between pre-tax amounts of compensation eligible to be contributed to the Profit-Sharing Savings Plan and amounts actually eligible for contributing to such plan. Under this plan, the Company will make a matching contribution in an amount equal to the matching contribution which would have been made if such contribution had been made under the Profit-Sharing Savings Plan. Expense related to the Deferred Supplemental Savings Plan amounted to $189,000 in 1995, $71,000 in 1994, and $101,000 in 1993.

Executive Incentive Bonus Plan

The Company has an Executive Incentive Bonus Plan under which certain officers and other members of management may receive incentive awards based on a percentage of the participants' base compensation and an annually targeted return on net assets, as defined. Bonus expense amounted to $195,000 in 1995, $934,000 in 1994, and $1,124,000 in 1993.

F.  Preferred Stock:

The Company is authorized to issue up to 5,000,000 shares of preferred stock without further stockholder approval in such series and with such preferences, terms and other provisions as may be designated by the board of directors.

On August 16, 1989, the board of directors voted to create a series of 55,000 shares of preferred stock, par value $.01 per share, designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). Each Series A Preferred share is entitled to receive a minimum preferential quarterly dividend of $1.00 per share and an aggregate dividend of 100 times any dividend declared per share of common stock. Each share of Series A Preferred is entitled to one hundred votes and votes together as one class with the common stock. Upon liquidation or dissolution of the Company, the holder of each share of Series A Preferred is entitled to a liquidation payment of $100 per share plus an aggregate payment of 100 times the payment made per share on the common stock. The Series A Preferred shares are not redeemable and rank junior to all other series of preferred stock of the Company.

In the event of any merger, consolidation or other transaction in which shares of the Company's common stock are exchanged, each Series A Preferred share will be entitled to receive 100 times the amount received per share of common stock.

At December 30, 1995, 55,000 shares of Series A Preferred were reserved for issuance for stock purchase rights (see Note G). No such rights have become exercisable and no shares of Series A Preferred have been issued.

G.  Preferred Share Purchase Rights:

On August 16, 1989, the board of directors approved a preferred share rights plan pursuant to which one preferred share purchase right (a "Right") was distributed for each share of outstanding common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share, at a price of $16.00 per one one-hundredth of a Series A Preferred Share, subject to adjustment (see Note F). The Rights, which do not have voting rights, expire on December 1, 1999, unless redeemed earlier by the Company.

Aerovox Incorporated
Notes to Consolidated Financial Statements

At any time on or prior to the date which is ten days after the Shares Acquisition Date, as defined in the plan, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

The Rights will become exercisable if a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership of 15% or more of the outstanding shares of the Company's common stock or following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of the Company's common stock.

In the event that the Company is acquired in a merger or other business combination transaction or 30% or more of its consolidated assets or earnings power are sold, the plan requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, the holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will hereafter be void), will have the right to receive upon exercise that number of shares of common stock having a net value of two times the exercise price of the Right.

At any time after the Shares Acquisition Date and prior to the acquisition by an Acquiring Person of 50% or more of the outstanding shares of the Company's common stock, the Company may exchange the Rights (other than Rights owned by Acquiring Persons which have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a Series A Preferred Share (or of a share of a class or series of the Preferred Stock of the Company having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Aerovox Incorporated
Notes to Consolidated Financial Statements

H.  Operations by Geographic Area:

The Company is engaged in one industry segment, the manufacture of AC capacitors, aluminum electrolytic capacitors, DC film capacitors, power factor correction and energy discharge capacitors and EMI filters.

Information about the Company's operations in these geographic areas is as follows (in thousands):

                                    United                    United
                                    States        Canada      Kingdom        Mexico      Eliminations  Consolidated
-------------------------------------------------------------------------------------------------------------------
Year Ended December 30, 1995
Sales to unaffiliated customers    $105,278      $     --     $ 22,444      $    600       $     --      $128,322
Transfer between geographic
  areas                               2,058            --           --         6,648          8,706            --
-------------------------------------------------------------------------------------------------------------------
Total sales                        $107,336      $     --     $ 22,444      $  7,248       $  8,706      $128,322
-------------------------------------------------------------------------------------------------------------------
Operating profit (loss)            $  2,277      $    (19)    $  2,404      $    214       $     --      $  4,876
-------------------------------------------------------------------------------------------------------------------
Interest expense                                                                                           (2,296)
Interest income                                                                                                72
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                                      $  2,652
-------------------------------------------------------------------------------------------------------------------
Identifiable assets                $ 79,332      $    336     $ 15,037      $    848       $  6,862      $ 88,691
-------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1994
Sales to unaffiliated customers    $107,223      $     --     $ 17,995      $    422       $     --      $125,640
Transfer between geographic
  areas                               1,385            --          532         5,625          7,542            --
-------------------------------------------------------------------------------------------------------------------
Total sales                        $108,608      $     --     $ 18,527      $  6,047       $  7,542      $125,640
-------------------------------------------------------------------------------------------------------------------
Operating profit                   $  4,297      $      2     $  1,476      $    383       $     --      $  6,158
-------------------------------------------------------------------------------------------------------------------
Interest expense                                                                                           (1,566)
Interest income                                                                                               101
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                                      $  4,693
-------------------------------------------------------------------------------------------------------------------
Identifiable assets                $ 70,583      $    441     $ 10,769      $  1,011       $  5,045      $ 77,759
-------------------------------------------------------------------------------------------------------------------
Year Ended January 1, 1994
Sales to unaffiliated customers    $102,134      $     --     $ 13,024      $     --       $     --      $115,158
Transfer between geographic
  areas                                 226            --           --            --            226            --
-------------------------------------------------------------------------------------------------------------------
Total sales                        $102,360      $     --     $ 13,024      $     --       $    226      $115,158
-------------------------------------------------------------------------------------------------------------------
Operating profit (loss)            $  6,490      $    (41)    $   (110)     $     --       $     --      $  6,339
-------------------------------------------------------------------------------------------------------------------
Interest expense                                                                                           (1,388)
Interest income                                                                                                46
-------------------------------------------------------------------------------------------------------------------
Income before taxes                                                                                      $  4,997
-------------------------------------------------------------------------------------------------------------------
Identifiable assets                $ 68,133      $    421     $  9,785      $     --       $  7,244      $ 71,095
-------------------------------------------------------------------------------------------------------------------

Transfers between geographic areas are accounted for at cost plus 15% in 1995, 1994, and 1993. Operating profit is total sales less operating expenses. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

Aerovox Incorporated
Notes to Consolidated Financial Statements

I.  Provision for Income Taxes:

The provision for income taxes consists of (in thousands):

                                                     Dec. 30, 1995       Dec. 31, 1994      Jan. 1, 1994
--------------------------------------------------------------------------------------------------------
Currently payable:
  Federal                                               $    6             $   24            $   70
  State                                                     93                 75              (211)
  Foreign                                                  472                350                --
--------------------------------------------------------------------------------------------------------
                                                           571                449              (141)
--------------------------------------------------------------------------------------------------------
Deferred:
  Federal                                                  109                870             1,804
  State                                                     19                153               318
  Foreign                                                  352                197               (83)
--------------------------------------------------------------------------------------------------------
                                                           480              1,220             2,039
--------------------------------------------------------------------------------------------------------
  Provision for income taxes                            $1,051             $1,669            $1,898
--------------------------------------------------------------------------------------------------------
Deferred income taxes arise from (in thousands):
  Accelerated depreciation                              $  906             $  949            $  910
  Net operating losses                                     278              1,614               735
  Inventory valuation                                     (396)              (337)                5
  Allowance for doubtful accounts                         (120)                 2               (12)
  Compensation related costs                              (118)               (98)              (71)
  Litigation reserve                                        --                 --               472
  Other                                                    (73)               (75)               --
  Tax credits                                                3               (713)               --
  Valuation allowance                                       --               (122)               --
--------------------------------------------------------------------------------------------------------
                                                        $  480             $1,220            $2,039
--------------------------------------------------------------------------------------------------------
Income taxes are reconciled to the United States
 statutory corporate tax rate as follows
 (in thousands):
  United States corporate tax at statutory rate         $  902             $1,596            $1,699
  Increase (decrease) arising from:
  State taxes                                              112                184               313
  Foreign taxes                                             80                 --                --
  Alternative minimum tax                                   --                 --                70
  Tax credits                                               --                 --              (228)
  Other                                                    (43)                11                44
  Change in valuation allowance                             --               (122)               --
--------------------------------------------------------------------------------------------------------
                                                        $1,051             $1,669            $1,898
--------------------------------------------------------------------------------------------------------

The provision for income taxes, at $1,898,000 for 1993, was reduced by a favorable adjustment in the amount of $228,000.

Aerovox Incorporated
Notes to Consolidated Financial Statements

The components of the Company's deferred tax assets and liabilities as of December 30, 1995 and December 31, 1994 are as follows (in thousands):

                                                    December 30, 1995         December 31, 1994
                                                 Assets      Liabilities   Assets      Liabilities
--------------------------------------------------------------------------------------------------
Deferred taxes:
  Net operating loss carryforwards               $  401           --       $  679           --
  Compensation related costs                        637           --          519           --
  Bad debt reserve                                  207           --           87           --
  Depreciation                                       --       $6,727           --       $5,821
  Inventory reserves                                733           --          337           --
  Tax credit carryforwards                        1,127           --        1,130           --
  Valuation allowance                               (78)          --          (78)          --
  Other                                             148           --           75           --
--------------------------------------------------------------------------------------------------
                                                 $3,175       $6,727       $2,749       $5,821
--------------------------------------------------------------------------------------------------

The Company had established a valuation allowance of $78,000 at December 30, 1995, principally for tax credits not expected to be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 30, 1995, the Company had a net operating loss carryforward of approximately $1.0 million for tax purposes, which expires in 2007. This net operating loss carryforward resulted primarily from litigation settlement payments made during 1992 and differences between expenses recorded under book and tax depreciation methods. At December 30, 1995, the Company also had $1,127,000 of foreign and other tax credits which expire from 1997 to 2010.

Income before income taxes and cumulative effect of the change in accounting for income taxes consists of the following (in thousands):


                                      Dec. 30, 1995    Dec. 31, 1994    Jan. 1, 1994
------------------------------------------------------------------------------------
United States                             $  464           $2,941          $5,316
Foreign                                    2,188            1,752            (319)
------------------------------------------------------------------------------------
Income before income taxes and
 cumulative effect of the change in
 accounting for income taxes              $2,652           $4,693          $4,997
------------------------------------------------------------------------------------

J.  Legal Proceedings:

The Company settled a claim made against it concerning the cost of clean up of a hazardous waste facility ("Resolve") in Massachusetts, in which the Company will pay an amount currently estimated at $1,500,000, but subject to change. Approximately $715,000 of the amount has been reimbursed to the Company by its primary insurers. The Company initiated appropriate action to collect amounts not covered by the primary insurers from its excess/umbrella liability insurer. The excess insurer denied that it is required to cover this matter and brought suit against the Company seeking a declaration that the excess liability insurance policies issued by it to the Company do not cover claims made by the Company for environmental response costs with respect to the so-called Resolve site. In April of 1993, the insurer moved for Summary Judgment on its claims, relying on a "sudden and accidental" pollution exclusion clause. By order, dated October 8, 1993, the Court denied the insurers' motion but stated that the motion would be allowed unless Aerovox submitted additional evidence concerning property damage caused by an earlier fire at the site. A Motion for Reconsideration was filed by the insurer on December 7, 1993. The Company submitted additional evidence on January 6, 1994, in accordance with the Court's Order. On February 28, 1994, the Court released a Memorandum of Decision and Order Denying Plaintiff's Motion for Reconsideration and Denying the Motion for Summary Judgment, stating that Aerovox had complied with the Court's Order of October 8,

Aerovox Incorporated
Notes to Consolidated Financial Statements

1993, and had submitted evidence tending to show a causal link between a "sudden and accidental" occurrence and property damage for which it was held liable. On April 27, 1994, the insurer moved for reconsideration of the February 28, 1994, decision and, on September 26, 1994, the Court granted the Plaintiffs Motion for Summary Judgment. Accordingly, the Company charged approximately $500,000 to earnings in the third quarter of 1994. On December 23, 1994, the Company filed a notice of appeal of this decision of the Court. The Appeal Brief was filed on February 13, 1996. The Company, based on information presently available, does not believe that this matter will have any further material adverse effect on the Company's financial condition.

On February 9, 1990, the Company entered into a settlement agreement (the "Settlement Agreement") with the United States and The Commonwealth of Massachusetts (the "governments") resolving litigation commenced by the governments in the U.S. District Court for the District of Massachusetts, on December 10, 1983 under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, commonly known as the "Superfund" legislation. The litigation concerned the alleged disposal by various defendants of polychlorinated biphenyls ("PCB's") in the Acushnet River and New Bedford Harbor. The Settlement Agreement resolved all of the governments' claim against the Company and Aerovox Industries, Inc. (the Company's predecessor, now known as Belleville Industries, Inc.) arising out of the contamination of the Acushnet River and New Bedford Harbor with PCB's, including cleanup costs, study costs and damages to natural resources, now or hereafter incurred, except that the Settlement Agreement provides that the governments may seek damages from the Company and Aerovox Industries, Inc. for future liability in the event that such future liability arises out of unknown conditions at the site.

K.  Foreign Operations:

Summarized financial information for the Company's foreign operations is as follows (in thousands):


                              Dec. 30, 1995     Dec. 31, 1994     Jan. 1, 1994
------------------------------------------------------------------------------
Current assets                   $ 8,876           $ 7,286          $ 7,062
Non-current assets                 7,345             4,935            3,144
------------------------------------------------------------------------------
                                 $16,221           $12,221          $10,206
------------------------------------------------------------------------------
Current liabilities              $ 3,099           $ 2,493          $ 1,747
Due to parent                        338               668            4,944
Long-term debt                     6,423             4,554               --
Stockholders' equity               6,361             4,506            3,515
------------------------------------------------------------------------------
                                 $16,221           $12,221          $10,206
------------------------------------------------------------------------------
Net sales                        $23,044           $18,417          $13,024
------------------------------------------------------------------------------
Net income (loss)                $ 1,363           $ 1,148          $  (223)
------------------------------------------------------------------------------

Aerovox Incorporated
Selected Consolidated Financial Data

                                                                       For The Years Ended
                                                  Dec. 30,     Dec. 31,      Jan. 1,      Jan. 2,     Dec. 28,
(Amounts in Thousands, Except Per Share Data)       1995         1994         1994         1993         1991
--------------------------------------------------------------------------------------------------------------
Income statement data:
  Net sales                                       $128,322     $125,640     $115,158     $ 73,651     $ 63,582
  Income from operations                             4,246        6,010        5,757        3,490        3,422
  Income before cumulative effect of
   change in accounting for income taxes             1,601        3,024        3,099        1,654          133
  Cumulative effect of change in
   accounting for income taxes                          --           --          590           --           --
--------------------------------------------------------------------------------------------------------------
  Net income                                      $  1,601     $  3,024     $  3,689     $  1,654     $    133
--------------------------------------------------------------------------------------------------------------
  Net income per share:
  Income before cumulative effect of
   change in accounting for
   income taxes                                   $    .30     $    .56     $    .57     $    .32     $    .03
  Cumulative effect of change in
   accounting for income taxes                          --           --          .11           --           --
--------------------------------------------------------------------------------------------------------------
  Net income per share                            $    .30     $    .56     $    .68     $    .32     $    .03
--------------------------------------------------------------------------------------------------------------
Cash dividends per share                                --           --           --           --           --
Balance sheet data:
  Total assets                                    $ 88,691     $ 77,759     $ 71,095     $ 49,759     $ 47,874
  Long-term obligations                             28,777       22,466       19,671        8,104        7,586
  Total stockholders' equity                        34,865       33,416       30,158       26,305       24,742

Summary of Quarterly Results of Operations
(Unaudited)                                                                       Quarter
(Amounts in Thousands, Except Per Share Data)                 First        Second         Third        Fourth
--------------------------------------------------------------------------------------------------------------
Year Ended December 30, 1995:
  Net sales                                                 $ 34,141      $ 36,737      $ 27,678      $ 29,766
  Gross profit                                                 5,925         6,052         3,074         3,868
  Net income (loss)                                         $    834      $  1,091      $   (406)     $     82
  Net income (loss) per share                               $    .15      $    .21      $   (.08)     $    .02

Year Ended December 31, 1994:
  Net sales                                                 $ 32,904      $ 34,801      $ 28,884      $ 29,051
  Gross profit                                                 6,600         7,445         4,758         2,635
  Net income (loss)                                         $  1,353      $  1,886      $    499      $   (714)
  Net income (loss) per share                               $    .25      $    .35      $    .09      $   (.14)

Aerovox Incorporated
Report of Independent Accountants

To the Board of Directors and Stockholders of Aerovox Incorporated:

We have audited the accompanying consolidated balance sheets of Aerovox Incorporated as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aerovox Incorporated as of December 30, 1995 and December 31, 1994 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes.


Boston, Massachusetts                           /s/ Coopers & Lybrand L.L.P.
February 28, 1996

Directors

John F. Brennan
Dean, School of Management, Suffolk University, Formerly Chairman and Chief Executive Officer of the Hackney Corporation,
Director of The Timberland Company,
Director of Data Storage Corporation

James B. Hangstefer
President of Cordel Associates, Inc.,
Director of Dynatech Corporation

Dennis Horowitz
President, Americas, AMP Incorporated,
Director of Superconductor Technologies, Inc.

William G. Little
President and Chief Executive Officer of
Quam Nichols Co., Inc.,
Director of Ohmite Manufacturing Co.

Ronald F. Murphy
Senior Vice President and Treasurer since 1976, Secretary since 1989

Benedict P. Rosen
President and Chief Executive Officer of
AVX Corporation,
Senior Managing and Representative Director of Kyocera Corporation, President of Elco Corp.

John L. Sprague
President of John L. Sprague Associates, Formerly President and Chief Executive Officer of Sprague Electric Co.,
Director of Allmerica Financial Corporation, Director of California Micro Devices Corp., Director of Sipex Corporation

Clifford H. Tuttle
Chairman of the Board since 1989,
President and Chief Executive Officer since 1973


Audit Committee
John F. Brennan, Chairman
James B. Hangstefer
John L. Sprague

Compensation Committee
William G. Little, Chairman
John F. Brennan
Benedict P. Rosen

Executive Committee
Clifford H. Tuttle, Chairman
Dennis Horowitz
Benedict P. Rosen
John L. Sprague

Finance Committee
James B. Hangstefer, Chairman
Dennis Horowitz
William G. Little

Nominating Committee
John L. Sprague, Chairman
John F. Brennan
James B. Hangstefer
Clifford H. Tuttle


Corporate Officers

Clifford H. Tuttle
Chairman, President and Chief Executive Officer

Richard D. Capra*
Senior Vice President, Electrolytics

John A. Chmura Jr.
Senior Vice President, Sales and Marketing

Philip J. Fox
Senior Vice President, Operations Support

Dr. Martin Hudis
Senior Vice President, Technology

Robert R. Hunter
Senior Vice President and Managing Director, BHC Aerovox Ltd.

Peter B. Kirschmann
Senior Vice President and President,
Aerovox Group

Ronald F. Murphy
Senior Vice President, Treasurer and Secretary

William T. Allen III
Vice President, Manufacturing Operations

Dr. Mulk R. Arora
Vice President, Foil Operations,
Aerovox Foil Division

Lawrence K. Bromley
Vice President, Quality Assurance

Earl F. Sherman
Vice President, Marketing, Aerovox Group

*In October 1995, Mr. Capra became a part-time employee consultant to Aero M and BHC, the Company's electrolytic groups.

Annual Meeting

The Annual Meeting of the shareholders of Aerovox Incorporated will be held at the offices of Ropes & Gray, One International Place, Room 36/1, Boston, Massachusetts 02110, at 10:00 a.m. on Tuesday, May 7, 1996.

Shareholders Inquiries
Inquiries concerning general shareholder matters should be addressed to:
Aerovox Inc.,
Shareholder Relations
370 Faunce Corner Road
North Dartmouth, MA  02747-1217
Telephone:  (508) 995-8000, ext. 1653.

Transfer Agent and Registrar
Communications concerning change of address, lost certificates, stock transfer and transfer requirements should be addressed to: American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005.

10-K Report
A copy of the Company's 1995 Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by writing to Shareholder Relations at the corporate offices.

Stock Listing
The Company's Common Stock has been listed on the NASDAQ Stock Market (National Market) under the symbol ARVX since February 26, 1990.


Common Stock            1995                     1994
                  High        Low         High         Low
------------------------------------------------------------
1st Quarter      $8 1/4      $6 5/8      $ 9          $7 1/2
2nd Quarter       7 3/4       7           11           7
3rd Quarter       8 7/8       7           10 1/2       8
4th Quarter       8 1/8       5 3/8        9 3/4       6 1/4


Additional Stock Information at February 16, 1996
Last sale price: $6.437
Number of shares outstanding: 5,306,195
Approximate number of stockholders: 7,887

The Company currently intends to retain all earnings for use in its business and does not expect to pay dividends for the foreseeable future. The Company's common stock dividend policy will be reviewed periodically by the board of directors as may be appropriate in the light of relevant factors.

Aerovox Group  740 Belleville Avenue, New Bedford, MA  02745-6194
Aero M Group  9 C Founders Boulevard, El Paso, TX  79906-4905
BHC Aerovox Ltd. 20-21 Cumberland Drive, Granby Industrial Estate, Weymouth, Dorset DT4 9TE ENGLAND
Aerovox Foil Division  2615 Memorial Parkway S.W., Huntsville, AL  35801-5629

Aerovox(R), AeroMet(R) II, Aero(R) M and AeroMax(TM) are trademarks of Aerovox Incorporated