Form 10-K405, Exhibit 13
period 1996-12-28
AEROVOX INC
filed 1997-03-28
CIK 856164

                                       [LOGO OF AEROVOX APPEARS HERE]


                                                   1996 Annual Report

                                    Aerovox(R)


                                Sales by Market
                             (millions US $124.5)


                           [PIE CHART APPEARS HERE]

                           Specialty 16%
                           Lighting 19%
                           Power Electronics 28%
                           Motors 37%

Markets          Applications                         Aerovox Products
--------------------------------------------------------------------------------
Motors           Compressors, air conditioners        AC Oil Capacitors
                 refrigeration, laundry equipment,    AC Dry Capacitors
                 pumps, garage doors openers,         Aluminum Electrolytic
                 hospital beds                        Capacitors
--------------------------------------------------------------------------------
Lighting         Electromagnetic and electronic       AC Oil Capacitors
                 ballasts for fluorescent and HID     AC Dry Capacitors
                 fixtures, and strobe lights          DC Film Capacitors
                                                      Aluminum Electrolytic
                                                      Capacitors
--------------------------------------------------------------------------------
Power            Variable speed drives, UPS,          DC Film Capacitors
Electronics      power supplies, transportation       AC Oil Capacitors
                 welders, motor speed controllers     Aluminum Electrolytic
                 telecommunications equipment,        Capacitors
                 audio/visual equipment, battery
                 chargers
--------------------------------------------------------------------------------
Specialty        Microwave ovens                      Microwave Oven Capacitors

                 Medical equipment                    Energy Discharge/Storage
                 (defibrillator, X-ray equipment),    Capacitors
                 government and university research

                 Industrial plans, commercial         Power Factor Correction
                 facilities and instructions          Capacitors and Systems
                 consuming large amounts of
                 electrical power

                 Power supplies, industrial           EMI Filters
                 equipment, computer and
                 telecommunications equipment
                 and appliances



                                Company Profile


                  Aerovox Incorporated  ~  1996 Annual Report


Aerovox is a leading manufacturer of film, paper, and aluminum electrolytic capacitors. The Company sells its products worldwide, principally to original equipment manufacturers (OEMs) of electrical and electronic products. Applications include air conditioners, fluorescent and high intensity discharge
(HID) lighting, a variety of appliances including microwave ovens, motors, power supplies, photocopiers, telecommunications, computer and medical equipment, and industrial electrical systems.

The Company's manufacturing facilities are located in New Bedford, Massachusetts; Huntsville, Alabama; Weymouth, England; and Juarez, Mexico.

The shares of Aerovox Incorporated trade on the Nasdaq Stock Market (National Market) under the symbol ARVX.




   (Amounts in thousands, except per share data)
                                              For The Years Ended
   Operating Results          Dec. 28, 1996      Dec. 30, 1995     Dec. 31, 1994
   -----------------------------------------------------------------------------
   Net sales                     $124,478           $128,322          $125,640
   Income (loss) from
   operations                        (338)             4,246             6,010
   Net income (loss)               (1,347)             1,601             3,024
   Net income (loss) per share   $  (0.25)          $   0.30          $   0.56

   Cash Flow
   -----------------------------------------------------------------------------
   Net cash provided by
   operating activities          $  8,317           $  1,529          $  3,426

   Financial Position
   -----------------------------------------------------------------------------
   Total assets                  $ 84,976           $ 89,331          $ 78,398
   Long-term obligations           23,806             28,777            22,466
   Stockholders' equity            35,073             35,505            34,054


                  Aerovox Incorporated  ~  1996 Annual Report


Dear Fellow Shareholder:

     1996 was a year of transition for Aerovox. It was a year marked by many changes - from a new management team, organization structure, and management style to the development of plans and actions to dramatically change the way we operate our business. While our results do not yet reflect the benefits of these changes, we have initiated a number of steps which we believe will help position Aerovox for renewed growth and continuous improvement during 1997 and beyond.

     For the most part, our financial performance in 1996 was disappointing. Sales declined slightly from 1995 and, in fact, have been flat for three years. Contained within that total however, are the positive results from our U.K. subsidiary, BHC Aerovox Ltd., whose revenues were up nearly five percent for the year, despite soft fourth quarter sales in Germany and France.

     Earnings were heavily impacted by the write-offs we took during 1996, resulting in a loss for the year. The one bright spot financially is that our emphasis on cash flow during the year resulted in a stronger balance sheet with the reduction of nearly five million dollars in long-term debt. Since complete financial statements and a detailed discussion of results are covered later in this report, I would like to use the remainder of this letter to tell you what we are doing to improve your Company.


                         Organization/Management Style

     We have begun work to de-layer and streamline the management of our business. During 1996, several executive and managerial positions were eliminated. Further salaried position reductions are anticipated during 1997 as we continue to redesign work flows.

     We have begun a major change in style, or culture, throughout the Company. We are moving toward a team-based, participatory approach which encourages creativity, innovation, risk taking, problem solving through the use of quantitative methods, and an attitude of continuous improvement. With this change, we are eliminating bureaucratic and functional barriers as we become more dynamic in our approach to increase the speed and quality of decision making.


                              Operating Efficiency
     Coupled with this cultural change is a drive to significantly improve fundamental operating efficiency. We have established short-term goals to:

 .    Improve on-time delivery performance to our customers using a tighter standard of measurement while improving quality levels
 .    Reduce cycle times by half
 .    Reduce inventory investment by 25% company-wide

     In our manufacturing facilities we are redesigning our processes - information flows, materials acquisition and flows, and actual production. We are moving to a leaner organizational structure, utilizing cell concepts within focused manufacturing areas.
The factory floor is being transformed from
inflexible large quantity batch production, to       [PHOTOGRAPH APPEARS HERE]
continuous flow pull-through techniques with
emphasis on speed and the elimination of             Robert D. Elliot
waste in all areas.                        President and Chief Executive Officer

     We have initiated a process for continuous improvement labeled "ACTION...Aerovox Commitment to Improving Operations Now!" This is a team-based approach using a multi-step process of problem solving. We have increased our level and commitment to training, enabling our people to acquire the skills required to operate in the 21st century. Curricula now being delivered to Aerovox employees include quality principles and such topics as basic and advanced quantitative methods of problem solving, single-minute-exchange-of-dies
(SMED) techniques, just-in-time (JIT) manufacturing and various computer applications courses.

     Underpinning everything else we are doing is a decision we made during the fourth quarter of 1996 to install a new fully integrated information system throughout Aerovox. Currently, we operate multiple business computer systems, many of which are more than ten years old, on different hardware platforms. Dubbed the "Millennium Project," upon completion at the end of 1998, we will have a common integrated and flexible information system working on similar hardware throughout the Company.

                                A Word of Thanks

     Two key executives of Aerovox retired at the end of 1996 - Clifford H. Tuttle, Chief Executive Officer, and Ronald F. Murphy, Chief Financial Officer. Both Cliff (26 years) and Ron (20 years) have given themselves totally to Aerovox and were the driving force behind the Company's growth from an $8 million product line in 1973 to a $125 million multi-national company today. We thank both Cliff and Ron for their many contributions and wish them well in retirement.

     The actions described in this letter have all been undertaken to improve shareholder value by dramatically improving our responsiveness and ability to profitably satisfy our customers. Your management team fully understands that recent financial performance is unacceptable. We are all committed to turning that around and putting Aerovox back on a profitable growth track. The first major step is to rebuild a solid operating base from which to grow.

     We thank you for your understanding and continued support.


                               /s/ Robert D. Elliot
                               Robert D. Elliott
                     President and Chief Executive Officer

                  Aerovox Incorporated  ~  1996 Annual Report


     Capacitors are basic electrical components that store electrical energy and regulate the frequency, timing and condition of electrical signals. Air conditioners, compressors, fluorescent and high intensity discharge lighting, microwave ovens, washing machines, refrigerators, computer equipment, defibrillators and other medical equipment, telephone switching systems - products that consumers use every day - all rely on electrical energy. Capacitors are the critical components in these and many other products that allow them to use this energy more efficiently.

     Aerovox sells its components worldwide to over 1,000 customers who are primarily original equipment manufacturers. Almost 25% of revenues in 1996 were from foreign sales, principally from the Company's subsidiary in the United Kingdom.

     Founded in 1922, Aerovox now manufactures capacitors in four plants: AC and DC film capacitors are produced in New Bedford, Massachusetts (since 1938) and in Juarez, Mexico (since 1992). Aluminum electrolytic capacitors are made in a second plant in Juarez (since 1993) and in Weymouth, England. In Huntsville, Alabama, we etch and form the aluminum foil that is a critical component in the electrolytic capacitors made in Juarez and in Weymouth.

     At Aerovox, we are working to secure the future of our company as a leading manufacturer of film, paper and aluminum electrolytic capacitors. While this is a relatively mature industry, the technology is changing, new products are evolving and we are constantly challenged to keep pace with our customer demands. To become a better supplier, we are redesigning the way we do business. In 1996, we inaugurated an initiative aptly named ACTION! - Aerovox Commitment To Improve Operations Now! - that will change the way Aerovox does business now and in the future.

                     North American Operations and Products

     In New Bedford, Massachusetts, change is the order of the day. Here ACTION! is in place and providing impetus for improvements. Products manufactured in this facility include

AC capacitors and DC film capacitors for motor, lighting and power electronics applications, microwave oven capacitors, energy discharge capacitors for medical and research applications, and power factor correction capacitors and systems for industrial plants. While ACTION! was first introduced in New Bedford, it is a company-wide initiative that will eventually involve operational changes at all of our manufacturing facilities. Initiatives are planned to improve operating systems in Mexico, both at Plant I where we produce aluminum electrolytic capacitors for power electronics and motor applications, and at Plant II where Aerovox manufactures more labor intensive AC and DC film capacitors and EMI filters. ACTION! will also focus on improvements in the Company's foil operation in Huntsville, Alabama.

                        European Operation and Products

     BHC Aerovox Ltd., in Weymouth, England, is a leading European manufacturer of aluminum electrolytic capacitors and the major supplier of AC motor start capacitors in this market. Compressors and fractional horsepower motors are the primary application for this product line. BHC's leading edge technology DC capacitors are supplied to all the major European motor drives manufacturers. Other applications for BHC's aluminum electrolytic capacitors include a wide range of power electronics equipment - power supplies, motor drives, uninterruptible power supplies, welding equipment, audio amplifiers, traction units for trains, and other industrial electronic applications.

                              Teamwork in ACTION!

     ACTION! requires teamwork. And at Aerovox, whether in New Bedford, Juarez, Huntsville or Weymouth, we are all on the same team. ACTION! will take a cross-functional, multi-level approach and involve as many people and areas as necessary to find the right solutions. ACTION! represents a significant culture change for Aerovox and its success depends on the hard work and commitment of everyone. Together, we are confident we can build a stronger company.

                  Aerovox Incorporated  ~  1996 Annual Report


  The table below sets forth the year-to-year percentage increases (decreases) in various items from the consolidated statements of income.

                                                 1996 vs. 1995   1995 vs. 1994
-------------------------------------------------------------------------------
Net Sales                                            (3.0)%            2.1%
Cost of sales                                        (1.4)%            5.0%
Gross profit                                        (12.4)%          (11.8)%
Selling, general and
 administrative expenses                              15.3%           (4.9)%
Income from operations                              (108.0)%         (29.4)%


 The table below depicts the same items as percentages of net sales.

                                              For The Years Ended
                                 Dec. 28, 1996   Dec. 30, 1995   Dec. 31, 1994
-------------------------------------------------------------------------------
Net Sales                         100.0%          100.0%          100.0%
Cost of sales                      86.7%           85.3%           82.9%
Gross profit                       13.3%           14.7%           17.1%
Selling, general and
 administrative expenses           13.6%           11.4%           12.3%
Income from operations             (0.3)%           3.3%            4.8%


1996 versus 1995
  In fiscal 1996 consolidated net sales were $124,478,000, a decline of 3% from 1995 sales of $128,322,000. Order backlog decreased from the end of the prior year by $1,400,000. During 1996 the company reorganized its North American capacitor operations. The Aero M group was merged with the film capacitor businesses of the Aerovox Group to constitute the North American capacitor division of Aerovox, which includes both the aluminum electrolytic capacitors business of the former Aero M Group and the AC film capacitor product lines of the former Aerovox Group. These product lines are manufactured in the company's three capacitor plants in New Bedford, Massachusetts and Juarez, Mexico, and a principal component, electrolytic foil, is produced in the Aerovox plant in Huntsville, Alabama.

  The North American capacitor business accounted for $94,350,000 of 1996 net sales, versus $98,452,000 in 1995, a decline of 4.2%. $1,700,000 of the decline is attributable to the company's film capacitor product lines, and is a result of increased competition and declining prices. The remainder of the decline was in the aluminum electrolytic capacitor product lines, and was due to production problems and the resulting inability to ship on schedule.

  Sales of the company's Power Factor Correction and EMI Filter business units declined 11% versus 1995 to $6,593,000.

  Sales of the company's UK capacitor manufacturing subsidiary, BHC Aerovox Ltd. increased from $22,444,000 in 1995 to $23,535,000, or 4.9%. This increase is accounted for by the start-up in early 1996 of a new capacitor line at BHC to supply European manufacturers of microwave ovens.

  Gross profit for Aerovox in 1996 was $16,582,000, or 13.3% of sales. This represents a decrease of $2,337,000 from 1995. Of this decline $600,000 resulted from the lower volume in North America reported during 1996. Additionally, gross profit was negatively impacted by $4,249,000 of special charges in the second quarter and fourth quarter. These charges increased the reserves for obsolete and excess

                  Aerovox Incorporated  ~  1996 Annual Report


inventories and warranty costs, primarily related to operational problems in Mexico. Adjusted for these special charges, gross profit was $20,831,000, or 16.7% of sales.

  Selling, general, and administrative expenses were $16,920,000, an increase of $2,247,000, or 15.3% over 1995. Approximately one-half of the increase related to the special charge in the second quarter, and served to increase reserves for bad debts, as well as account for the termination of certain employee benefit plans. Selling, general, and administrative expenses in the fourth quarter of 1996 also included $250,000 in costs associated with the planned closure of the Company's North Dartmouth offices, and $320,000 in accrued employee severance benefits. Loss from operations for 1996 was $338,000.

  Interest expense for 1996 was $2,263,000, slightly lower than in 1995. Interest rates paid on borrowings during the year ranged from 6.8% to 8.75%.

  Normal levels of profit on licensing income were partially offset by foreign exchange items totaling $531,000.

  The provision for income taxes reflects a credit of $1,104,000 against a loss before taxes of $2,451,000. This credit included an expected refund of $218,000 for overpayment of income taxes to the United Kingdom in prior years. Net loss after provision for taxes was $1,347,000, or ($.25) per share.

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

  Gross profit in 1995, totaled $18,919,000, 14.7% of net sales, compared to $21,438,000, 17.1% of net sales, recorded in fiscal year 1994. Gross profit was affected by reduced domestic shipment volume but was also impacted by continued losses at operations in Mexico. Operations in the United Kingdom (BHC Aerovox Ltd.) improved its gross profit percentage in 1995 by almost one full percentage point over results in 1994.

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

                  Aerovox Incorporated  ~  1996 Annual Report


  Other income totaled $702,000 in 1995
compared to $753,000 in 1994. A positive      [PHOTOGRAPH APPEARS HERE]
exchange gain in 1994 of $250,000 that         Jeffrey A. Templer
was recorded in the UK operations was not      Senior Vice President
repeated in 1995.                            and Chief Financial Officer

  Income before taxes for fiscal 1995 was $2,652,000 compared to $4,693,000 for fiscal year 1994. Provision for income taxes in 1995 was $1,051,000 (39.6%) compared to a provision in 1994 of $1,669,000 (35.6%). Net income for 1995 was $1,601,000 (1.2% of net sales and $.30 per common share) compared to $3,024,000 (2.4% of net sales and $.56 per common share) for fiscal 1994.

Liquidity and Capital Resources

  Working capital at December 28, 1996, was $24,576,000 compared to $27,451,000 at the end of fiscal 1995. Current ratio was 2.4 at year end 1996 and 2.5 at year end 1995. Net accounts receivable and inventories decreased by $3,872,000 and $3,052,000, respectively, during 1996. Net cash provided by operating activities in 1996 totaled $8,317,000 compared to $1,521,000 in 1995.

  The Company invested approximately $3,348,000 in capital assets in 1996 compared to $8,130,000 in 1995.

  The Company's Revolving Credit Agreement (as amended on December 29, 1996) provides for a credit line of $21,815,000 to the Company, including 4,400,000 British Pounds ($7,455,000 at year end exchange rates) to BHC Aerovox Ltd.
(BHC), a wholly-owned subsidiary in the United Kingdom. The Agreement, which extends to May 31, 1999, also includes various interest rate options which, for fiscal 1996, have varied from 6.8% to 8.75% on an annualized basis. The security for this line of credit is accounts receivable and inventories and a Company guarantee for the UK loan. The outstanding balance of loans at fiscal years ended December 28, 1996, and December 30, 1995, was $17,423,000 and $20,291,000,
respectively. Please refer to Note 3 to the consolidated financial statements for more information about borrowings.

  The Company also has a term line of credit with an equipment financing company with an outstanding balance at the end of 1996 of $6,066,000 compared to an outstanding balance at the end of 1995 of $7,677,000. These loans, secured by equipment at the Company's New Bedford facility, have five-year terms and carry annual interest rates varying from 7.5% to 8.1%.

  Other long-term debt of the Company consists of an Industrial Revenue Bond maturing on July 1, 2002, with an annual interest rate of 7.42% and quarterly payments on the principal. The outstanding balance at fiscal year end was $2,573,000 versus a balance at year end, 1995, of $2,942,000.

Cash at December 28, 1996, totaled $864,000 compared to $573,000 December 30, 1995.

Other Matters
The impact of inflation on the Company's business has not been material.

                  Aerovox Incorporated  ~  1996 Annual Report



Consolidated Statements of Income

                                                                                For The Years Ended
  (Amounts in Thousands, Except Per Share Data)                 Dec. 28, 1996       Dec. 30, 1995   Dec. 31, 1994
  ----------------------------------------------------------------------------------------------------------------
  Net Sales                                                      $124,478            $128,322        $125,640
  Cost of Sales                                                   107,896             109,403         104,202
  Gross profit                                                     16,582              18,919          21,438
  Selling, general and administrative expenses                     16,920              14,673          15,428
  Income (loss) from operations                                      (338)              4,246           6,010
  Other income (expense):
  Litigation settlement (Note 12)                                       -                   -            (504)
  Interest expense                                                 (2,263)             (2,296)         (1,566)
  Other income                                                        150                 702             753
  Income (loss) before income taxes                                (2,451)              2,652           4,693
  Provision for income taxes (Note 11)                             (1,104)              1,051           1,669
  Net income (loss)                                              $ (1,347)           $  1,601        $  3,024
  Net income (loss) per share                                    $   (.25)           $    .30        $    .56


Consolidated Statements of Stockholders' Equity

                                                                                      Foreign
                                                            Additional                Currency          Total
                                                   Common    Capital     Retained    Translation    Stockholders'
(Amounts in Thousands)                             Stock     Paid-In     Earnings    Adjustments       Equity
------------------------------------------------------------------------------------------------------------------
Balances at January 1, 1994                        $5,171    $ 326        $24,863       $(202)         $30,158
Adjustment for the cumulative
effect on prior years of applying
retroactively the new method
of valuing inventories (Note 1)                         -        -            640           -              640
Balances at January 1, 1994 as adjusted             5,171      326         25,503        (202)          30,798
 Net income                                             -        -          3,024           -            3,024
 Proceeds from employee stock
  purchase plan and exercise of
  stock options (59,716 shares)                        60      266              -           -              326
 Foreign currency translation adjustments               -        -              -         (92)             (92)
                                               -------------------------------------------------------------------
Balances at December 31, 1994                       5,231      592         28,527        (294)          34,056
 Net income                                             -        -          1,601           -            1,601
 Proceeds from employee stock
  purchase plan and exercise of
  stock options (68,090 shares)                        68      177              -           -              245
 Foreign currency translation adjustments               -        -              -        (397)            (397)
                                               -------------------------------------------------------------------
Balances at December 30, 1995                       5,299      769         30,128        (691)          35,505
 Net income (loss)                                      -        -         (1,347)          -           (1,347)
 Proceeds from employee stock
 purchase plan and exercise of
 stock options (16,254 shares)                         16       73              -           -               89
 Foreign currency translation adjustments               -        -              -         826              826
                                               -------------------------------------------------------------------
Balance at December 28, 1996                       $5,315    $ 842        $28,781        $135          $35,073
                                               ===================================================================


The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated  ~  1996 Annual Report


(Amounts in Thousands)                             Dec. 28, 1996   Dec. 30, 1995
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash                                                $   864         $   573
 Accounts receivable, net of allowance for
  doubtful accounts of $685 in 1996 and $635
  in 1995 (Note 3)                                    16,096          19,588
 Inventories (Notes 1, 2 & 3)                         20,910          23,654
 Prepaid expenses and other current assets             1,044           1,073
 Deferred income taxes (Note 11)                       3,608             885
                                                    ----------------------------
     Total current assets                            $42,522         $45,773
Property, plant and equipment, at cost (Note 3):
 Land                                                    391             384
 Buildings and improvements                           11,285          11,056
 Machinery and equipment                              61,471          57,598
                                                      73,147          69,038
     Less accumulated depreciation                   (32,617)        (27,787)
                                                      40,530          41,251
Deferred income taxes (Note 11)                        1,651           1,906
Note receivable                                          195             293
Other assets                                              78             108
                                                    ----------------------------
     Total assets                                   $ 84,976        $ 89,331
                                                    ============================
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable                                   $  8,298        $ 11,270
 Accrued compensation and related expenses             2,874           2,523
 Other accrued expenses (Note 4)                       3,012             816
 Current maturities of long-term debt (Note 3)         3,552           3,205
 Income taxes                                            210             508
                                                    ----------------------------
     Total current liabilities                        17,946          18,322
Deferred income taxes (Note 11)                        8,151           6,727
Industrial revenue bond (Note 3)                       2,175           2,573
Long-term debt less current maturities (Note 3)       20,335          25,132
Deferred compensation                                  1,296           1,072
Commitments and contingencies (Notes 5, 7, & 12)
Stockholders' equity (Notes 7, 8, & 9):
 Preferred stock, $.01 par value; 5,000,000
  shares authorized; none issued                           -               -
 Common Stock; $1.00 par value; 20,000,000
  shares authorized;
   5,314,995 and 5,298,741 shares issued and
    outstanding                                        5,315           5,299
 Additional paid-in capital                              842             769
 Retained earnings                                    28,781          30,128
 Foreign currency translation adjustments                135            (691)
                                                    ----------------------------
     Total stockholders' equity                       35,073          35,505
                                                    ----------------------------
     Total liabilities and stockholders' equity     $ 84,976        $ 89,331
                                                    ============================

The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated  ~  1996 Annual Report

                                          For The Years Ended
(Amounts in Thousands)       Dec. 28, 1996   Dec. 30, 1995   Dec. 31, 1994
---------------------------------------------------------------------------
Cash flows from operating
 activities:
Net income (loss)                $(1,347)        $ 1,601         $ 3,024
Adjustments to reconcile net
 income (loss) to
cash provided by (used in)
 operating activities:
 Depreciation and amortization     4,673           4,046           3,682
 Deferred income taxes            (1,104)            489           1,223
Changes in operating assets
 and liabilities:
 Accounts receivable               3,872          (3,409)           (178)
 Inventories                       3,052          (2,770)         (4,018)
 Prepaid expenses                     38              79            (102)
 Recoverable income taxes              -             (22)            255
 Accounts payable                 (3,069)         (1,344)          2,101
 Accrued compensation and
  related expenses                   326            (102)           (580)
 Other accrued expenses            2,183             237          (1,886)
 Income taxes payable               (307)             36             (95)
                                -------------------------------------------
Net cash provided by operating
 activities                        8,317           1,529           3,426
                                -------------------------------------------
Cash flows from investing
 activities:
 Acquisition of property,
  plant and equipment             (3,348)         (8,498)         (7,072)
 Cash equivalents pledged as
  collateral                           -               -             505
 Other                               666             213            (163)
                                -------------------------------------------
Net cash used in investing
 activities                       (2,682)         (8,285)         (6,730)
                                -------------------------------------------
Cash flows from financing
 activities:
 Proceeds from employee stock
  purchase plan and exercise
  of stock options                    89             245             326
 Net borrowings (repayments)
  under line of credit            (3,387)          6,246           4,854
 Long-term borrowings              1,500           3,500               -
 Payments of long-term debt       (3,481)         (2,700)         (2,152)
                                -------------------------------------------
Net cash provided by (used in)
 financing activities             (5,279)          7,291           3,028
                                -------------------------------------------
Effects of exchange rate on
 cash                                (65)            (64)            163
                                -------------------------------------------
Increase (decrease) in cash          291             471            (113)
Cash at beginning of year            573             102             215
                                -------------------------------------------
Cash at end of year              $   864         $   573         $   102
                                ===========================================
Supplemental disclosure of
 cash flow information:
     Cash paid during the year
      for interest               $ 2,263         $ 2,344         $ 1,592
                                ===========================================
     Cash paid during the year
      for income taxes           $   582         $   637         $   621
                                ===========================================




The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated  ~  1996 Annual Report


Note 1 - Summary of Significant Accounting Policies:
Basis of Presentation
  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated and certain reclassifications have been made to prior year's financial statements to conform to the 1996 presentation.

Fiscal Year
  The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1996, 1995, and 1994 ended on December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

Translation of Foreign Currencies
  Assets and liabilities of all foreign subsidiaries are translated at period-end rates of exchange, and income statement accounts are translated at average rates of exchange. Resulting translation adjustments are recorded as a separate component of stockholders' equity, "Foreign currency translation adjustments."

Cash
  Cash consists of cash on hand. Interest income included in other income amounted to $73,000, $72,000, and $101,000 in 1996, 1995, and 1994,
respectively.

Financial Instruments
  Derivative financial instruments are used by the Company in the management of foreign currency exposures and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities, or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items.

Grants
  Grants received from governments by foreign subsidiaries are recognized in income when the related funds are received. In 1996 and 1995, grants of approximately $88,000 and $250,000, respectively, received by the Company's United Kingdom subsidiary were recognized as a reduction of related operating expenses.

Inventories
 Inventories are stated at the lower of first-in, first-out (FIFO) cost or market.

  During the fourth quarter of 1996 the Company changed its method for costing domestic inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. All inventories, both foreign and domestic, are now costed using the FIFO method. The Company will also apply to the Internal Revenue Service to change to the FIFO method of inventory costing for tax purposes.

  The Company has been experiencing customer demand for decreasing prices. The establishment of two manufacturing facilities in Mexico several years ago were in response to this trend. The Company expects this pattern to continue with level or decreasing costs well into the future. At the same time, the Company is investing in efforts to increase the turnover of inventories and the reduction of manufacturing cycle times. Accordingly, the Company believes that the FIFO method results in a better matching of current costs with current revenues.

  The change has been applied to prior periods by retroactively restating the financial statements as required by generally accepted accounting principles. The effect of this restatement was to increase retained earnings by $640,000 and inventory by $1,024,000 as of December 31, 1993, and to decrease deferred tax assets by $384,000 as of that date. There was no change in the reported net income for the years ended December 31,1994 and December 30, 1995. Net loss and loss per share for the year ended December 28, 1996 would have been $370,000 and $0.07 greater, respectively, had the Company retained the LIFO method.

Property, Plant and Equipment

  Property, plant and equipment are stated at cost. Provisions for depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the assets (buildings and improvements, 20-40 years; leasehold improvements, over the life of the lease or the useful life of the asset, whichever is shorter; machinery and equipment, 3-15 years). Expenditures for repairs and maintenance are charged to expense when incurred. Betterments which materially extend the life of the related assets are capitalized and depreciated. Upon retirement or other

                  Aerovox Incorporated  ~  1996 Annual Report


disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

Concentrations of Credit Risks

  Financial Instruments which potentially subject the company to concentrations of credit risk consist primarily of trade receivables and certain other off-balance sheet financial instruments. By their nature, all such financial instruments involve risk, including risk of non-performance by counterparties, and the maximum potential loss may exceed the amounts recognized on the balance sheet. Exposure to credit risk is controlled through credit approvals, credit limits, and monitoring procedures. Management believes that the reserves for losses are adequate.

Use of Estimates

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

Revenue Recognition

  Revenues from product sales are recorded when the product is shipped. Provisions for product returns and allowances are recorded in the same period as the related revenue.

Income Taxes

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net Income Per Share

  Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year, calculated under the treasury stock method as prescribed by APB 15 (5,430,625 in 1996, 5,393,202 in 1995, and 5,410,088 in 1994). Fully diluted net income per share is the same as net income per share.

Note 2 - Inventories:

 Inventories consist of the following (in thousands):

                       December 28, 1996           December 30, 1995
                   Domestic  Foreign   Total   Domestic  Foreign   Total
-------------------------------------------------------------------------
Raw materials       $ 7,629   $2,368  $ 9,997   $10,582   $2,263  $12,845
Work in process       3,707      435    4,142     4,030      658    4,688
Finished goods        5,819      952    6,771     5,809      312    6,121
                    -----------------------------------------------------
                    $17,155   $3,755  $20,910   $20,421   $3,233  $23,654
                    -----------------------------------------------------

Note 3 - Debt:

  The Company maintains a Revolving Credit Agreement with a bank, which, as amended, provides a credit line of approximately $22 million to the Company, including a 4,400,000 British Pounds ($7,455,000 at year end exchange rates) line of credit to BHC Aerovox, Ltd. (BHC), a wholly-owned subsidiary of the Company. Amendments three through four to the Agreements were issued during 1996, adjusting financial covenants which require the Company to maintain debt to tangible net worth and interest coverage ratios. Had these covenants not been thereby changed, the Company would have been in violation at the end of each quarter of 1996. This debt is partially secured by inventory and accounts receivable.

  Interest is at the bank's prime rate payable in arrears on the outstanding loan balance. The Company has the option to convert from a bank base rate loan into a Eurodollar Loan at the then Eurodollar (LIBOR) rate plus 1 3/4 percentage points. The Company also has the option to convert up to $4 million of loans to a Bankers' Acceptance facility at interest rates equal to the per annum average discount rate quoted to the bank on date of request for such facility plus 1 1/2% per annum. The Agreement matures on May 31, 1999. A commitment fee, equal to one-quarter percent per annum will be charged on the unused portion of the total commitment. At December 28, 1996, borrowings outstanding under this Agreement were $17,422,000, including 3,608,000 British Pounds ($6,113,000 at year end exchange rates).

                  Aerovox Incorporated  ~  1996 Annual Report


  A ten-year Industrial Revenue Bond was issued by the Massachusetts Industrial Finance Agency in July 1982 to finance the acquisition of equipment. The bond was transferred to another purchaser in June 1992. Interest at the rate of 12.5% per annum through June 1992 and 7.42% per annum thereafter and principal are payable monthly commencing July 1, 1992 to July 1, 2002. The amount of each installment is calculated on an assumed 10-year amortization schedule. $397,500 of principal is payable in 1997. On December 28, l996, the bond balance outstanding under this agreement was $2,572,500.

  Other long-term debt of the Company consists of a term line of credit agreement with an equipment financing company in the amount of $10,000,000, collateralized by certain equipment. Payments of principal and interest are due quarterly. At December 28, 1996, borrowings outstanding under this agreement were $6,066,000 at annualized interest rates ranging from 7.36% to 8.24%, and maturing at various dates through the year 2000. The agreement contains several financial covenants requiring the Company to maintain certain ratios regarding debt, equity, and interest costs. The Company was in violation of one of those covenants on December 28, 1996, for which it received a waiver from the lender.

 Total maturities of long-term debt over the next five years are:

Year
--------------------------------------------------------------------------------
1997                                                                 $ 3,552,000
1998                                                                   1,721,000
1999                                                                  18,880,000
2000                                                                   1,084,000
2001                                                                     553,000
Thereafter                                                               272,000


Note 4 - Other Accrued Expenses:
Other accrued expenses consist of the following at December 28, 1996
 (in thousands):

                                                                            1996
     ---------------------------------------------------------------------------
     Warranty                                                        $     1,394
     Duty                                                                  1,002
     Other                                                                   616
                                                                     -----------
                                                                     $     3,012
                                                                     ===========

Note 5 - Commitments:

  The Company leases office space and equipment under various non-cancelable operating leases. Rental expense amounted to $1,672,000 in 1996, $1,375,000 in 1995, and $1,652,000 in 1994. On December 28, 1996, future minimum annual rental payments under all leases are as follows:

     Year
     -----------------------------------------------------------------------
     1997                                                         $1,208,000
     1998                                                            908,000
     1999                                                            786,000
     2000                                                            670,000
     2001                                                            668,000
     Thereafter                                                    1,933,000

  During the fourth quarter of 1996, the Company planned the closure of its offices in North Dartmouth, Massachusetts. Accordingly, future minimum annual rental payments exclude payments related to those offices.

  The Company is self-insured for workers' compensation benefits for some of its employees. The amounts charged to expense for workers' compensation were $307,000 in 1996, $357,000 in 1995, and $417,000 in 1994, based upon reported claims and estimates of claims incurred but not reported.

  The Company is also self-insured for a portion of health care costs not covered by insurance for some of its employees. The Company is liable for claims up to $150,000 per employee and aggregate claims up to a maximum of $2,236,000 (based on current enrollment) for 1996. Costs accrued are based upon reported claims and estimates of claims incurred but not reported. The amount charged to expense for health care costs, which includes paid claims, individual and

                  Aerovox Incorporated  ~  1996 Annual Report


aggregate stop/loss coverage and administrative fees, less employee contributions, was $1,883,000 in 1996, $1,830,000 in 1995, and $1,672,000 in
1994.

Note 6 - Financial Instruments

  The Company operates internationally, with manufacturing facilities, customers, and vendors in several countries outside of the United States. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency forward contracts, a type of derivative financial instrument. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

  At December 28, 1996 the Company held foreign currency forward contracts with notional value totaling approximately $1,640,000 (970,000 British Pounds Sterling). These contracts all have maturities prior to December 31, 1997. The carrying and net fair value of these contracts at December 28, 1996 was $0 and ($121,800), respectively.

Note 7 - Incentive and Other Plans:

Stock Incentive Plan

  The 1989 Stock Incentive Plan permits the granting of a variety of stock and stock-based awards, including stock options, rights to receive cash or shares in respect of increases in the value of the Company's common stock, the award of restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the federal ordinary income taxes under the plan, loans to participants in connection with awards, the sale or award of convertible securities and other common stock-based awards, that meet the requirements of the plan. The plan also provides that option holders may surrender outstanding options in exchange for a cash payment during the sixty-day period following a change in control as defined in the plan.

  A total of 950,000 shares of common stock have been reserved by the board of directors and may be issued under the plan to full or part-time officers and other key employees of the Company and its subsidiaries. The plan limits the terms of awards to ten years and prohibits the granting of awards more than ten years after the effective date of the plan. The plan permits the granting of non-transferable stock options that qualify as incentive stock options (ISOs) and options that do not so qualify. The exercise price of each option may not be less than 100% of the fair market value, or 110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company, on the date of grant in the case of ISOs and not less than 50% of the fair market value in the case of non-qualified options. The term of each option is fixed by the board of directors but may not exceed 10 years from the date of grant (5 years in the case of a 10% shareholder) with respect to ISOs and 10 years and a day with respect to non-qualified options.

  In the event of termination of employment by reason of retirement, disability or death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

  Each option becomes exercisable at the rate of 20% per year and expires ten years from the date of grant. Information for fiscal years, 1996, 1995, and 1994, with respect to the plan, is as follows:

                                              Option Price
                                     Shares     Per Share
------------------------------------------------------------
Outstanding at Jan. 1, 1994         486,500    $3.000-8.875
Granted                              87,500     7.125-9.000
Canceled                            (37,000)    8.875-9.000
Exercised                           (52,500)    7.625-8.125
                                   -------------------------
Outstanding at Dec. 31, 1994        484,500     3.000-9.000
Granted                              66,000           7.625
Canceled                            (54,500)    7.125-8.875
Exercised                           (50,000)          3.000
                                   -------------------------
Outstanding at Dec. 30, 1995        446,000     3.000-9.000
Granted                             140,000     5.000-7.750
Canceled                            (79,000)    7.500-8.875
Exercised                            (7,000)          3.000
                                   -------------------------
Outstanding at December 28, l996    500,000    $3.000-9.000
                                   =========================

                  Aerovox Incorporated  ~  1996 Annual Report


  These options expire at various dates through December 2006. Options for 293,000 shares were exercisable at December 28, 1996. At December 28, 1996, there were 322,000 shares held available for future grants.

1989 Stock Option Plan for Directors

  The 1989 Stock Option Plan for Directors reserved 80,000 shares of common stock for the granting of options to purchase stock at 100% of the fair market value on the date of grant. Directors who are not employees of the Company are eligible under the plan. Each newly elected director will be awarded options to purchase 2,500 shares of common stock on the date of his first election. Following the initial grant, each person who is an eligible director on the day of each annual meeting of shareholders of the Company, will receive options covering 1,000 shares or 250 for each quarter of service if less than one year elapses between the initial grant and an annual grant. These options expire in ten years and become exercisable on the first anniversary of the date of the grant. No options may be awarded under the plan after April 1999.

 Information for fiscal years 1996, 1995, and 1994, with respect to the plan, is as follows:

                                             Option Price
                                    Shares     Per Share
----------------------------------------------------------
Outstanding at Jan. 1, 1994         32,701   $1.000-9.625
Granted                              8,500    6.750-9.000
Canceled                            (1,167)   6.125-9.625
Exercised                             (833)   6.125-6.750
                                   -----------------------
Outstanding at Dec. 31, 1994        39,201    1.000-9.625
Granted                              8,250    7.500-7.750
Canceled                            (5,835)   6.125-9.625
Exercised                           (9,951)   1.000-6.750
                                   -----------------------
Outstanding at Dec. 30, 1995        31,665    2.750-9.625
Granted                              6,000           6.50
Canceled                            (3,290)   2.750-9.625
Exercised                            - 0 -          - 0 -
                                   -----------------------
Outstanding at December 28, l996    34,375   $3.000-9.625
                                   =======================

  These options expire at various dates through May 2006. Options for 26,539 shares were exercisable at December 28, 1996. There were 33,792 shares available for future grants at December 28, 1996.

Accounting for Stock Options

  In October 1995, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which is effective for fiscal year 1996. This pronouncement describes a "fair value" method for calculating the effect of options granted on the reported earnings of the Company. This new method uses certain historical data regarding outstanding options and the price history of a company's shares in a mathematical model to determine the hypothetical value of the option had it been sold in the open securities market rather than granted to the plan participant. This is in contrast to the valuation method prescribed by APB 25, which calculates the value at the date of grant as the difference, if any, between the exercise price and the market price of the shares on that date.

  The weighted average fair value at date of grant for options granted in 1996 and 1995 was $3.83 and $4.08 per option, respectively. These values were estimated using the Black-Scholes model with the following weighted average assumptions for 1996 and 1995: risk-free interest rates as of the grant dates from 6.27% to 7.14%; no dividend yields; a volatility factor of the expected market price of the Company's common stock of 30.97%, and a weighted average expected life of the options of 9.87 years.

                  Aerovox Incorporated  ~  1996 Annual Report


  As allowed by SFAS 123, the Company has determined that it will elect the disclosure-only alternative, and continue to calculate and report net income and net income per share according to APB 25. Had compensation cost for the Company's 1996 and 1995 grants for stock-based employee compensation plans been determined consistent with SFAS 123, the Company's net income, and net income per share for those years would approximate the pro forma amounts below (in thousands except for per share data).

                                December 28, 1996          December 30, 1995
                             As Reported   Pro Forma    As Reported    Pro Forma
--------------------------------------------------------------------------------
Net income (loss)              $(1,347)    $(1,493)        $1,601        $1,568
Net income (loss) per share    $ (0.25)    $  (.28)        $ 0.30        $ 0.29

  The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the pro forma effect on net income in future years because SFAS 123 does not take into consideration pro forma expense related to grants made prior to 1995.

Employee Stock Purchase Plan

  In 1989, the Company established the Employee Stock Purchase Plan under which 100,000 shares of common stock were reserved for purchase by employees. The plan provides for the sale of common stock at the average of the reported high and low sales prices of the stock on the last business day of the accounting period each month. Common stock purchases are paid through regular payroll deductions of up to 10% of eligible compensation plus Company payments equal to 5% of the participant's payment plus an additional 1% for each full year of continuous employment with the Company since January 1, 1973, up to a maximum of 20% of the participant's payment. In 1996, 1995, and 1994, 9,254, 8,139, and 6,383 shares, respectively, were sold under the plan. There were 21,818 shares qualified for future sale on December 28, 1996.

Change of Control Severance Benefits

  The Company has severance agreements with certain key employees which provide that if, within 24 months following a change in control (as defined in the severance agreements), the Company were to terminate the employee's employment other than for cause or the employee were to terminate his employment for reasons specified in the agreements, the employee would receive amounts of up to three times his annual base salary plus target bonus for such year without deduction for any amounts previously paid under the bonus plan. The agreements also provide for the immediate vesting of bonus awards, stock options and similar awards, the immediate payment of deferred compensation amounts and the continuation of certain benefits. The maximum contingent liability under these agreements on December 28, 1996 was approximately $1,799,000.

Profit-Sharing Savings Plan

  The Company maintains a Profit-Sharing Savings Plan which covers substantially all domestic employees with at least twelve months of service. Under the plan, each employee can elect to make a pre-tax contribution to the plan of not less than 3% and not more than 8% of qualified compensation. The Company makes annual contributions to the Plan on behalf of each participating employee in an amount which, together with any forfeitures during the Plan year, is equal to each employee's voluntary contribution up to a maximum aggregate contribution of 6% of the pre-tax income of the Company, as defined, or 50% of the aggregate pre-tax contributions of the participating employees. The Company's subsidiary in the United Kingdom maintains a plan covering its eligible employees wherein Company contributions are made on the basis of the individual's age and amount of contribution. Expense under these plans amounted to $471,000 in 1996, $479,000 in 1995, and $608,000 in 1994.

Deferred Supplemental Savings Plan

  The Company has a Deferred Supplemental Savings Plan under which certain key employees may defer a percentage of their compensation equal to the difference between pre-tax amounts of compensation eligible to be contributed to the Profit-Sharing Savings Plan and amounts actually eligible for contributing to such plan. Under this plan, the Company will make a matching contribution in an amount equal to the matching contribution which would have been made if such contribution had been made under the Profit-Sharing Savings Plan. Expense related to the Deferred Supplemental Savings Plan amounted to $252,000 in 1996, $189,000 in 1995, and $71,000 in 1994.

                  Aerovox Incorporated  ~  1996 Annual Report


Executive Incentive Bonus Plan

  The Company has an Executive Incentive Bonus Plan under which certain officers and other members of management may receive incentive awards based on a percentage of the participants' base compensation and an annually targeted return on net assets, as defined. Bonus expense amounted to $169,000 in 1996, $195,000 in 1995, and $934,000 in 1994.

Consulting Agreements

  The Company has Consulting, Non-Competition and Confidentiality Agreements with two former executives. Under the Agreements, which expire on December 28, 2006, the executives will be paid an aggregate of $160,000 per year.

Note 8 - Preferred Stock:

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

  On December 28, 1996, 55,000 shares of Series A Preferred were reserved for issuance for stock purchase rights (see Note 9). No such rights have become exercisable and no shares of Series A Preferred have been issued.

Note 9 - Preferred Share Purchase Rights:

  On August 16, 1989, the board of directors approved a preferred share rights plan pursuant to which one preferred share purchase right (a "Right") was distributed for each share of outstanding common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share, at a price of $16.00 per one one-hundredth of a Series A Preferred Share, subject to adjustment. The Rights, which do not have voting rights, expire on December 1, 1999, unless redeemed earlier by the Company.

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

                  Aerovox Incorporated  ~  1996 Annual Report


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

Note 10 - Operations by Geographic Area:
  The Company is engaged in the manufacture of AC capacitors, aluminum electrolytic capacitors, DC film capacitors, power factor correction and energy discharge capacitors and EMI filters.

    Information about the Company's operations in these geographic areas is as follows (in thousands):

Operations by Geographic Area
                                                   United        United
                                                   States       Kingdom      Mexico    Eliminations  Consolidated
------------------------------------------------------------------------------------------------------------------
Year Ended December 28, 1996
Sales to unaffiliated customers                 $  100,167   $   23,535    $    776    $        -    $   124,478
Transfer between geographic areas                    3,739            -       6,385        10,124             -
                                             ---------------------------------------------------------------------
Total sales                                     $  103,906   $   23,535    $  7,161    $   10,124     $  124,478
                                             ---------------------------------------------------------------------
Operating profit (loss)                         $   (1,680)  $    1,077    $    342    $        -     $     (261)
                                             ---------------------------------------------------------------------
Interest expense                                                                                          (2,263)
Interest income                                                                                               73
                                             ---------------------------------------------------------------------
Losses before taxes                                                                                       (2,451)
Identifiable assets                             $   75,535   $   15,901    $  1,162    $    7,622     $   84,976
                                             ---------------------------------------------------------------------
Year Ended December 30, 1995
Sales to unaffiliated customers                 $  105,278   $   22,444    $    600    $        -     $  128,322
Transfer between geographic areas                    2,058            -       6,648         8,706             -
                                             ---------------------------------------------------------------------
Total sales                                     $  107,336   $   22,444    $  7,248    $    8,706     $  128,322
                                             ---------------------------------------------------------------------
Operating profit                                $    2,258   $    2,404    $    214    $        -     $    4,876
Interest expense                                                                                          (2,296)
Interest income                                                                                               72
                                             ---------------------------------------------------------------------
Income before taxes                                                                                   $    2,652
                                             ---------------------------------------------------------------------
Identifiable assets                             $   80,308   $   15,037    $    848    $    6,862     $   89,331
                                             ---------------------------------------------------------------------
Ended December 31, 1994
Sales to unaffiliated customers                 $  107,223   $   17,995    $    422    $        -     $  125,640
Transfer between geographic areas                    1,385          532       5,625         7,542              -
                                             ---------------------------------------------------------------------
Total sales                                     $  108,608   $   18,527    $  6,047    $    7,542     $  125,640
                                             ---------------------------------------------------------------------
Operating profit                                $    4,299   $    1,476    $    383    $        -     $    6,158
Interest expense                                                                                          (1,566)
Interest income                                                                                              101
                                             ---------------------------------------------------------------------
Income before taxes                                                                                   $    4,693
                                             ---------------------------------------------------------------------
Identifiable assets                             $   71,662   $   10,769    $  1,011    $    5,045     $   78,397
                                             ---------------------------------------------------------------------

The results have been restated for the change in accounting for inventories from LIFO to FIFO.
Transfers between geographic areas are accounted for at cost plus 15% in 1996, 1995, and 1994.
Operating profit is total sales less operating expenses. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

                  Aerovox Incorporated  ~  1996 Annual Report


Note 11 - Provision for Income Taxes:
 The provision for income taxes consists of (in thousands):

                                                                  Dec. 8, 1996    Dec. 30, 1995   Dec. 31, 1994
                                                                  ---------------------------------------------

Current:
Federal                                                           $        -       $       6       $      24
State                                                                     58              93              75
Foreign                                                                  (58)            463             347
                                                                  ---------------------------------------------
                                                                           -             562             446
                                                                  =============================================
Deferred:
Federal                                                                 (1,074)          109             870
State                                                                     (190)           19             153
Foreign                                                                    160           361             200
                                                                  ---------------------------------------------
Provision for income taxes                                              (1,104)          489           1,223
                                                                  ---------------------------------------------
Deferred income taxes arise from (in thousands)                   $     (1,104)        1,051       $   1,669
                                                                  =============================================
Accelerated depreciation
Net operating losses                                              $      1,196           906       $     949
Inventory valuation                                                     (2,033)          278           1,614
Allowance for doubtful
 accounts                                                                  577          (396)           (337)
Compensation related costs                                                   4          (120)              2
Warranty reserve                                                           (71)         (118)            (98)
Other                                                                     (492)            -               -
Tax credits                                                               (395)          (64)            (72)
Valuation allowance                                                        (28)            3            (713)
                                                                           138             -            (122)
                                                                  ---------------------------------------------
                                                                  $     (1,104)    $     489       $   1,223
                                                                  =============================================
Income taxes are reconciled to the United States
statutory corporate tax  rate as follows (in thousands)
 United States corporate tax at statutory rate
 Increase (decrease) arising from:                                $       (832)    $     902      $   1,596
 State taxes
 Foreign taxes                                                            (190)          112            184
 Other                                                                    (218)           80              -
 Change in valuation allowance                                              (2)          (43)            11
                                                                           138             -           (122)
                                                                  ---------------------------------------------
                                                                  $     (1,104)       $1,051          $1,669
                                                                  =============================================

  The components of the Company's deferred tax assets and liabilities as of December 28, 1996 and December 30, 1995 are as follows (in thousands):




                                                           December 28, 1996             December 30, 1995
                                                         Assets      Liabilities       Assets     Liabilities
------------------------------------------------------------------------------------------------------------------
Deferred taxes:
Net operating loss carry forwards                       $  2,434    $        -     $      401    $        -
Compensation related cost                                    708             -            637             -
Bad debt reserve                                             203             -            207             -
Depreciation                                                   -         7,923              -         6,727
Equipment reserve                                            199             -              -             -
Inventory reserves                                             -           228            349             -
Warranty reserves                                            492             -              -             -
Tax credit carry forwards                                  1,155             -          1,127             -
Valuation allowance                                         (216)            -            (78)            -
Other                                                        284             -            148             -
                                                   ------------------------------------------------------------
                                                        $  5,259    $   8,151      $   2,791     $   6,727
                                                   ============================================================

                  Aerovox Incorporated  ~  1996 Annual Report


  The Company increased its valuation allowance to $215,700 at December 28, 1996, principally for foreign tax credits not expected to be realized.

  At December 28, 1996, the Company had a net operating loss carryforward of approximately $6.1 million for tax purposes, which expires in 2011. At December 28, 1996, the Company also had $1,079,000 of foreign and other tax credits which expire from 1997 to 2011.

 Income (loss) before income taxes consists of the following (in thousands):

                                             Dec. 28, 1996   Dec. 30, 1995  Dec. 31, 1994
--------------------------------------------------------------------------------------------
United States                                $    (3,393)     $      464     $    2,941
Foreign                                              942           2,188          1,752
                                          --------------------------------------------------
Income (loss) before income taxes            $    (2,451)     $    2,652     $    4,693
                                          --------------------------------------------------

Note 12 - Legal Proceedings:

  The Company is the plaintiff in a patent infringement suit brought against a competitor in a United States District Court on September 1, 1995. The Company contends that the defendant has infringed its U.S. Patent covering certain technology used in the manufacture of capacitors. The Company seeks treble damages and an injunction to prevent the defendant from making or selling infringing capacitors, along with reimbursement of its costs and attorneys fees. Pretrial discovery has not been completed, and it is not yet possible to determine if the Company will prevail in this matter, and therefore no gains or losses have been recorded on the balance sheet as of December 28, 1996. Legal fees have been charged to expense as incurred.

  In a prior year the Company settled a claim made against it concerning the cost of clean up of a hazardous waste facility ("Resolve") in Massachusetts. As part of that settlement the Company paid $1,583,000, an amount equal to the present value of the Company's share of the total estimated clean up cost. Approximately $715,000 of that amount has been reimbursed to the Company by its primary insurers. The excess uninsured portion of $868,000 was charged to income and paid in 1988 and 1994. The Company, based on information presently available, does not believe that this matter will have any further material adverse effect on the Company's financial condition or results of operations.

  On February 9, 1990, the Company entered into a settlement agreement (the "Settlement Agreement") with the United States and The Commonwealth of Massachusetts (the "governments") resolving litigation commenced by the governments in the U.S. District Court for the District of Massachusetts, on December 10, 1983 under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, commonly known as the "Superfund" legislation. The litigation concerned the alleged disposal by various defendants of polychlorinated biphenyls ("PCB's") in the Acushnet River and New Bedford Harbor. The Settlement Agreement resolved all of the governments' claim against the Company and Aerovox Industries, Inc. (a predecessor of the Company) arising out of the contamination of the Acushnet River and New Bedford Harbor with PCB's, including cleanup costs, study costs and damages to natural resources, now or hereafter incurred, except that the Settlement Agreement provides that the governments may seek damages from the Company and Aerovox Industries, Inc. for future liability in the event that such future liability arises out of unknown conditions at the site. The Company, based on information presently available, does not believe that this matter will have any further material adverse effect on the Company's financial condition.

                  Aerovox Incorporated  ~  1996 Annual Report


Note 13 - Foreign Operations:
Summarized financial information for the Company's foreign operations is as follows (in thousands):


                                                     Dec. 28, 1996  Dec. 30, 1995  Dec. 31, 1994
----------------------------------------------------------------------------------------------------
Current assets                                       $    9,132     $    8,876      $   7,286
Non-current assets                                        8,132          7,345          4,935
                                                 ===================================================
                                                     $   17,264     $   16,221      $  12,221
                                                 ===================================================
Current liabilities                                  $    2,870     $    3,099      $   2,493
Due to parent                                               659            338            668
Long-term debt                                            6,113          6,423          4,554
Stockholders' equity                                      7,622          6,361          4,506
                                                 ---------------------------------------------------
                                                     $   17,264     $   16,221      $  12,221
                                                 ===================================================
Net Sales                                            $   24,311     $   23,044      $  18,417
                                                 ===================================================
Net income                                           $      840     $    1,363      $   1,148
                                                 ===================================================

                  Aerovox Incorporated  -  1996 Annual Report


Selected Financial Data
                                                                    For The Years Ended
                                                      Dec. 28,    Dec. 30,    Dec. 31,   Jan. 1,   Jan. 2,
(Amounts in Thousands, Except Per Share Data)           1996        1995       1994       1994      1993
--------------------------------------------------------------------------------------------------------------
Income statement data:
Net sales                                              $124,478   $128,322  $125,640   $115,158   $73,651
Income (loss) from operations                              (338)     4,246     6,010      6,779     3,490
Income (loss) before cumulative effect of
 change in accounting for income taxes                   (2,451)     1,601     3,024      3,737     1,654
Cumulative effect of change in
 accounting for income taxes                                  -          -         -        590         -
                                                     ---------------------------------------------------------
Net income (loss)                                      $ (1,347)  $  1,601  $  3,024   $  4,327   $ 1,654
                                                     ---------------------------------------------------------
Net income (loss) per share:
Income (loss) before cumulative effect of
 change in accounting for income taxes                 $   (.25)  $    .30  $    .56   $    .69   $   .32
Cumulative effect of change  in accounting
 for income taxes                                             -          -         -        .11         -
                                                     ---------------------------------------------------------
Net income (loss) per share                            $   (.25)  $    .30  $    .56   $    .80   $   .32
                                                     ---------------------------------------------------------
Cash dividends per share                                      -          -         -          -         -
Balance sheet data:
Total assets                                           $ 84,976   $ 89,331  $ 78,397   $ 71,733   $49,759
Long-term obligations                                    23,806     28,777    22,466     19,671     8,104
Total stockholders' equity                               35,073     35,505    34,054     30,795    26,305

The results have been restated for the change in accounting for inventories from LIFO to FIFO.


Summary of Quarterly Results of Operations
(Unaudited)                                                                     Quarter
(Amounts in Thousands, Except Per Share Data)                   First     Second     Third     Fourth
-------------------------------------------------------------------------------------------------------
Year Ended December 28, 1996
Net sales                                                     $ 33,164  $ 32,030   $ 29,285   $29,999
Gross profit                                                     6,014     1,652      4,716     4,200
Net income (loss)                                             $    861  $ (2,678)  $    301   $   168
Net income (loss) per share                                   $    .16  $   (.50)  $    .06   $   .03
Year Ended December 30, 1995
Net sales                                                     $ 34,141  $ 36,737   $ 27,678   $29,766
Gross profit                                                     5,925     6,052      3,074     3,868
Net income (loss)                                             $    834  $  1,091   $   (406)  $    82
Net income (loss) per share                                   $    .15  $    .21   $   (.08)  $   .02

The results have been restated for the change in accounting for inventories from LIFO to FIFO.

For the quarters previously reported in fiscal 1996, the effect of the change in accounting for inventories increased net income by $98,000, $103,000, and $78,000, for the three months ended March 30, 1996, June 29, 1996, and September 28, 1996, respectively, and increased earnings per share by $0.02 in each of those periods. There was no effect on net income for 1995.

                  Aerovox Incorporated  ~  1996 Annual Report


To the Board of Directors and Stockholders of Aerovox Incorporated:

  We have audited the accompanying consolidated balance sheets of Aerovox Incorporated as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aerovox Incorporated as of December 28, 1996 and December 30, 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

  As discussed in Note 1 to the consolidated financial statements, in 1996, the Company changed its method of accounting for inventories.




                                         /s/ COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
February 17, 1997

                            Directors and Officers

                   Aerovox Incorporated - 1996 Annual Report

Directors
Clifford H. Tuttle
Chairman, Aerovox Inc.

Robert D. Elliott
President and
Chief Executive Officer

John F Brennan
Dean, School of Management,
Sulfolk University

James E. Hangstefer
President Cardel Associates, Inc.

Dennis J. Horowitz
President, Americas, AMP
Incorporated

William C. Little
President and
Chief Executive Officer
Quam-Nichols Company, Inc.

Ronald F. Murphy
Secretary, Aerovax Inc.

Benedict P. Rosen
President and
Chief Executive Officer.
AVX Corporation

John L. Sprague
President, John L. Spague
Associates

Officers
Robert D. Elliott
President and
Chief Executive Officer

John A. Chmura, Jr.
Senior Vice President, Sales

Martin Hudis
Senior Vice President, Business
and Technology Development

Jeffrey A. Templer
Senior Vice President and
Chief Financial Officer

William T. Allen, III
Vice President
Mexican Operations

Mulk R. Arora
Vice President,
Huntsville Operations

Lawrence K. Bromley
Vice President and General
Manager, Power Factor Correction
Business Unit

Earl F. Sherman
Vice President, Marketing

Committee Member
1 Executive
2 Audit
3 Finance
4 Compensation
5 Nominating

                             CORPORATE INFORMATION

Corporate Office
Aerovox Inc.
740 Belleville Avenue
New Bedford, Massachusetts 07745-6194
(509) 994-9661

Form 10-K/Investor Contact

In addition to annual and quarterly reports to share owners, copies of the Company's annual and quarterly reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q are available on request from the Company. Requests and other investor contact should be directed to Jeffrey A. Templer, Chief Financial Officer at the Company's corporate office.

Annual Meeting

The annual meeting of the shareholders of Aerovox Inc. will be held on Tuesday May 13, 1997 at 10:00 a.m. at the offices of Ropers & Gray, One International Place, Room 36/1, Boston, Massachusetts 02110.

Common Stock and Dividend Information

The Company's common stock trades on the Nasdaq Stock Market under the symbol ARVX. As of March 17, 1997, Aerovox Inc. had approximately 10,500 holders of the common stock Of that total, 7,420 were stockholders of record. The Company currently intends to retain all earnings for use in its business and does not expect to pay dividends for the foreseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq:

Common Stock Price

                                      1996            1995
                                  High   Low      High   Low
--------------------------------------------------------------
First Quarter                   $7.25    $5.63   $8.25   $6.63
Second Quarter                  $8.75    $5.63   $7.75   $7.00
Third Quarter                   $8.50    $5.38   $8.86   $7.00
Fourth Quarter                  $7.06    $4.50   $8.13   $5.38


Transfer Agent and Registar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(218) 921-8200

                       [LOGO OF AEROVOX(R) APPEARS HERE]




                             740 Belleville Avenue
                     New Bedford, Massachusetts 02745-6194
                                www.aerovox.com