Form 10-K405, Exhibit 13
period 1997-12-27
AEROVOX INC
filed 1998-03-27
CIK 856164

COMPANY PROFILE

AEROVAX is a leading manufacturer of film, paper,and aluminum electrolytic capacitors. The Company sells its product worldwide, principally to original equipment manufacturers (OEMs) of electrical and electronic products. Applications include air conditioners, fluorescent and high intensity discharge lighting fixtures, a variety of appliances including microwave ovens, motors,pwer supplies, photocopiers, telecommunication, computer and medical equipment, and industrial electrical systems.


--------------------------------------------------------------------------------------------
Markets          Applications                              Aerovax Products
--------------------------------------------------------------------------------------------
Motors           Compressors, air conditioners             AC Oil Capacitors
                 refrigeration, laundry equipment          AC Dry Capacitors
                 pumps, garage door opener,                Aluminum Electrolytic Capacitors
                 hospital beds

Lighting         Electromagnetic and electronic            AC Oil Capacitors
                 ballasts for fluorescent and HID          AC Dry Capacitors
                 fixtures, and strobe lights               DC Film Capacitors

Power            Variable speed drives, UPS,               DC Film Capacitors
Electronics      power supplies, transportation            AC Oil Capacitors
                 welders, motor speed controllers          Aluminum Electrolytic Capacitors
                 telecommunications equipment,
                 audio/visual equipment
                 battery chargers

Specialty        Microwave ovens                           Microwave Ovens Capacitors

                 Medical equipment                         Custom and Pulse Power
                 (defibrillator, X-ray equipment),           Capacitors
                 industrial equipment
                 government and university research

                 Industrial plants, commerical             Power Factor Correction
                 facilities and institutions consuming     Capacitors and Systems
                 large amounts of electrical power

                 Power supplies, industrial equipment,     EMI Filters
                 computer and telecommunications
                 equipment and appliances

                   AEROVOX INCORPORATED-1997 ANNUAL REPORT
                             CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Clifford H. Tuttle 1
Chairman, Aerovox Inc.

Robert D. Elliott 1,4
President and Chief Executive Officer

John F. Brennan 1,2,3,
Dean, Sawyer School of Management, Suffolk University

Dennis J. Horowitz 1,3
President and Chief Executive Officer, Wolverine Tube, Inc.

Sherel D. Horsley 2
Senior Vice President and Manager of Marketing, the Digital Imaging Group of Texas Instruments Incorporated

William G. Little 3,4
President and Chief Executive Officer, Quam-Nichols Company, Inc.

Ronald F. Murphy 4
Secretary, Aerovox Inc.

Benedict P. Rosen 1,3
President and Chief Executive Officer, AVX Corporation

John L. Sprague 2,4
Presient, John L. Sprague Associates

EXECUTIVE OFFICERS

Robert D. Elliott
President and Chief Executive Officer

John A. Chmura Jr.
Senior Vice President, Sales

Martin Hudis
Senior Vice President, Technology

Ted M. Miller
Senior Vice President, Operations

Earl F. Sherman
Senior Vice President, Business Development

Jeffrey A. Templer
Senior Vice President, Chief Financial Officer and Treasurer

COMMITTEE MEMBER
1 Executive
2 Audit
3 Compensation
4 Nominating

COPORATE OFFICE

Aerovox Inc.
740 Belleville Avenue
New Bedford, MA 02745-6194

FORM 10-K/INVESTOR CONTACT

Copies of the Company's annual and quarterly reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q are available on request from the Company. Requests and other investor contacts should be directed to Jeffrey
A. Templer, Chief Financial Officer.

INTERNET ACCESS

Corporate news releases, Forms 10-K and 10-Q, parts of the annual reports and other information about the Company are availbable through Aerovox's Website on the Internet. The address is: http://www.aerovox.com.

ANNUAL MEETING

The annual meeting of the shareholders of Aerovox Incorporated will be held on Monday, May 11, 1998 at 11:00 a.m., at the offices of Ropes & Gray, One International Place, Room 36/1, Boston, Massachusetts 02110.

COMMON STOCK AND DIVIDEND INFORMATION

The Company's common stock trades on The Nasdaq Stock Market under the symbol ARVX. As of March 10, 1998, Aerovox had approximately 10,000 shareholders. Of that total, 7,128 were stockholders of record.

The Company currently intends to retain all earnings for use in its business and does not expect to pay dividends for the foreseeeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq:

COMMON STOCK PRICE

                         1997               1996
                    High      Low      High      Low
-----------------------------------------------------
First Quarter       $5.50    $4.25     $7.25    $5.63
Second Quarter      $5.38    $4.13     $8.75    $5.63
Third Quarter       $7.00    $4.63     $8.50    $5.38
Fourth Quarter      $6.13    $4.19     $7.06    $4.50

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone (718)921-8200

                  Aerovox Incorporated -- 1997 Annual Report

1997 FINANCIAL HIGHLIGHTS

(Amounts in Thousands, Except Per Share Data)

                                                        For The Years Ended
                                          ------------------------------------------------
                                          Dec. 27, 1997    Dec. 28, 1996     Dec. 30, 1995
                                          -------------    -------------     -------------
Operating Results
  Net Sales............................      $119,658         $125,975          $129,311
  Income (loss) from operations........       (12,574)             143             4,666
  Net income (loss)....................       (11,499)          (1,347)            1,601
  Net income (loss) per share..........      $  (2.15)        $   (.25)         $    .30
Cash Flow
  Net cash provided by
    operating activities...............      $  9,361         $  8,317          $  1,529
Financial Position
  Total assets.........................      $ 71,559         $ 84,976          $ 89,331
  Long-term obligations................        17,775           23,806            28,777
  Stockholders' equity.................        23,766           35,073            35,505

1997 SALES BY MARKET

                                  [PIE CHART]

                         (millions US $119.7)

                          Motors                  33%
                          Power Electronics       31%
                          Power Electronics       31%
                          EMI Filters              1%
                          Custom and Pulse Power   3%
                          Power Factor             4%

                  Aerovox Incorporated -- 1997 Annual Report

ACTION! -- Aerovox Commitment To Improve Operations Now!

Dear Fellow Shareholders:

In our report to you last year we outlined a plan of "ACTION" designed to improve the basic operating fundamentals of the company. Our goal was to improve responsiveness to our customers, regaining lost market share, and thereby reestablishing top and bottom line growth.

Our customers clearly fared better than our shareholders in 1997.

We said we would improve on-time delivery performance to our customers using a tighter standard of measurement and delivering products of equal or better quality. We have made substantial progress toward this goal. Company-wide on-time performance at year-end 1996 was 62%; at year-end 1997 it had improved to 83%. While progress still needs to be made, delivery performance is now significantly better than it was a year ago and the quality of our products is better than ever.

We said we would reduce cycle times by half, a key component to meeting customer requirements. In fact, manufacturing process time now averages eight days. A year ago the average was twenty. At the beginning of 1997, end-to-end lead time (the time from order entry to delivery) averaged eight to twelve weeks. It now averages four to six weeks.

Our goals for 1998 include on-time shipping consistently above 90%, while continuing to reduce end-to-end lead times.

Reducing working capital and operating expenses were focal points in 1997.

During 1996, we embarked on an ambitious program to reduce working capital, targeting among other things a major reduction in inventory investment. One year later, in our core New Bedford/Juarez Plant 2 operations, the reduction was an impressive 32%. Company-wide, at year-end 1997 inventory levels were down 13%. In addition, total days outstanding of receivables were reduced from 55 to 50, while receivables more than 90 days overdue were reduced from 6.4% of total accounts receivable to less than 1.5%.

                  Aerovox Incorporated -- 1997 Annual Report

[PICTURE OF ROBERT D. ELLIOTT]
ROBERT D. ELLIOTT
President and Chief Executive Officer

In the second half of the year, we took aggressive measures to reduce headcount and overhead costs wherever possible. During the fourth quarter of 1997, we reduced non-direct labor headcount by over 15%. We now have 13% fewer people company-wide than we did at the end of 1996.

As a result of these and other efforts, cash flow from operations was a record $9.4 million in 1997. Debt is down 38% since the start of the program, from $30.1 million at the end of the second quarter of 1996 to $18.6 at year-end 1997. Interest costs declined by approximately $500,000 in 1997 as a result of the $7.3 million decrease in debt during the year. Throughout the year we worked with our vendors to reduce material costs, keeping pace with declining selling prices.

Improvement efforts are beginning to show results.

Sales of aluminum electrolytic capacitors were up at both manufacturing locations. BHC, our subsidiary in England, posted a 6% increase, despite serious currency pressures with the pound sterling relative to other European currencies. Our electrolytic business in Juarez, which had been declining for several years due to well-known problems, has turned the corner. Their sales were up in 1997, a clear reflection of our efforts to improve operations at this plant.

Another measure of our efforts to improve is the increased market share evident in lighting segment statistics for the last half of 1997. In this core segment of the business, we had lost share from 1994 through the early part of 1997 because of our inability to keep pace with customer demand for shorter lead times and improved service. Now, we are showing clear signs of market share

                  Aerovox Incorporated -- 1997 Annual Report

recovery here as well as in our electrolytic product lines mentioned above.

We are holding our own in the AC motor run capacitor market, but struggling to achieve share gains in this very soft and very competitive market segment.

1997 performance was impacted by two unforeseeable events.

The decline in sales that began in the third quarter and continued through the second half of the year, combined with the $13 million pre-tax provision posted at year-end for costs related to our New Bedford facility, had a devastating effect on financial performance in 1997.

Overall, sales were down 5% compared to the previous year; the decline was all in our film capacitor business. Sales of film capacitors to motor customers were off substantially, reflecting reduced demand by air conditioning manufacturers who were reacting to the second consecutive cool spring and summer. This was compounded by a decline in our microwave capacitor business which was plagued by competition from Korean manufacturers selling at very low prices.

In August, the Environmental Protection Agency informed us that in the course of an inspection of our New Bedford plant, samples taken from the wooden floor in the capacitor impregnation tank room revealed the residual presence of polychlorinated biphenyls. (The residue is the result of the use of PCBs in the building from the mid-1940s to 1978.) Subsequently, we hired experts in the area of PCB remediation. After extensive testing, their report outlining remediation alternatives convinced us the probability of ridding our 440,000 square foot, 90-year-old New Bedford plant of PCBs was dubious and the cost would be prohibitive.

We determined that relocating our New Bedford capacitor operation to a new facility was a better course of action, for cost and efficiency reasons as well as the environmental issue. Relocation will be an investment in the future rather than a very expensive bandage. Throughout this process, we have been

                  Aerovox Incorporated -- 1997 Annual Report

working cooperatively with the EPA and with the support of our local government. While the provision we took at year-end to resolve the matter was a blow to short-term results, the outcome will have a positive impact on our future.

Plans to relocate New Bedford operations to a new and efficient facility are progressing.

Our New Bedford plant, where we manufacture our core AC capacitor products, is simply too old and too costly to meet our current business needs. We need a single-story, efficiently laid-out facility which will have inherently lower overhead costs than the current multi-story building.

We are actively looking for a new manufacturing site, and anticipate that it will take twelve to eighteen months to transfer operations to the new location.

Our actions to improve are ongoing.

We have made substantial progress on our new information system. The system is up and running at BHC/Aerovox and preparations for conversion are progressing in our North American operations.

By year-end we should have common software, common hardware, and a fully integrated year-2000 capable information system functioning throughout the Company.

In keeping with our plan of "ACTION", a process of continuous improvement, we will continue to build on these achievements during 1998, better serving our customers and further reducing costs.

We will continue to meet the challenge of improving shareholder value with dedication and enthusiasm. We look forward to the prospect of improving profitability in our core business with a new and efficient facility.

Thank you for your support.

/s/ Robert D. Elliott

Robert D. Elliott
President and Chief Executive Officer

                  Aerovox Incorporated -- 1997 Annual Report

FACT SHEET

 . Founded: .................. In 1922
 . Public company: ........... Traded on NASDAQ since 1990
 . Trading symbol: ........... ARVX
 . Headquarters: ............. New Bedford, MA
 . Employees: ................ 1,450
 . Engineers: ................ 30
 . Shareholders: ............. 10,000
 . Shares outstanding: ....... 5,385,409


PLANTS/TECHNOLOGY/PRODUCTS

NEW BEDFORD, MASSACHUSETTS           CAPACITOR TYPE/APPLICATIONS
  . Metallized polypropylene           . Motor Run, Lighting, Power Factor
  . Metallized polyester                 Correction
  . Metallized paper                   . DC Films
  . Film/foil                          . Lighting, Custom and Pulse Power,
                                         Power, Microwave Ovens
                                       . DC Films

JUAREZ, MEXICO -- PLANTS 1 & 2
  . Aluminum electrolytics             . Motor Start, DC Screw Terminal,
  . Metallized polypropylene             Large Snap-In
  . EMI Filters                        . Motor Run, Lighting, Power Factor
                                         Correction

HUNTSVILLE, ALABAMA
  . Etched & formed aluminum foil      . Aluminum Electrolytic Capacitors

WEYMOUTH, ENGLAND
  . Aluminum electrolytic capacitors   . Motor Starts, DC Screw Terminal,
  . Paper/film/foil capacitors           Large Snap-In
                                       . Microwave Ovens

                 740 Belleville Avenue, New Bedford, MA 02745

                  Aerovox Incorporated -- 1997 Annual Report

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below sets forth the year-to-year percentage increases (decreases) in various items from the consolidated statements of income.

                                                        1997 vs. 1996     1996 vs. 1995
                                                        -------------     -------------
Net sales.............................................      (5.0)%            (2.6)%
Cost of sales.........................................      (4.3)%            (1.3)%
Gross profit..........................................      (9.9)%           (10.4)%
Selling, general and administrative expenses..........     (11.8)%            20.7 %
Income from operations................................      N.A.             (96.9)%

The table below depicts the same items as percentages of net sales.

                                                                    For the Years Ended
                                                       ---------------------------------------------
                                                       Dec. 27, l997   Dec. 28, 1996   Dec. 30, 1995
                                                       -------------   -------------   -------------
Net sales.............................................    100.0 %         100.0%          100.0%
Cost of sales.........................................     88.1 %          87.5%           86.3%
Gross profit..........................................     11.9 %          12.5%           13.6%
Selling, general and administrative expenses..........     11.5 %          12.4%           10.0%
Income from operations................................    (10.5)%           0.1%            3.6%

1997 versus 1996

     Consolidated net sales for 1997 were $119,658,000 versus $125,975,000 in 1996, a decline of 5%. Sales of products manufactured by the Company's North American business units declined 7.3%, from $102,440,000 in 1996 to $94,965,000 in 1997. Although North American business unit sales were ahead of the prior year through the second quarter of 1997, revenues fell sharply during the second half of 1997. The causes of this decline were: 1) a reduction in demand for motor run capacitors for air conditioners due to unseasonably cool summer weather in much of the United States; 2) the loss of two key customers for microwave oven capacitors; 3) the expiration of several contracts under which the Company produced specialized energy discharge capacitors for government and research applications; and 4) the continued reduction of prices for the Company's products, particularly film capacitors for motor and lighting applications. Partially offsetting these declines was an increase in the sale of aluminum electrolytic foil and aluminum electrolytic capacitors.

     Sales by the Company's UK capacitor manufacturing subsidiary, BHC Aerovox Ltd., increased 6.1% from $23,535,000 in 1996 to $24,966,000 in 1997, primarily due to increases in shipments of microwave oven capacitors from a new production line which began operations in mid-1996.

     Gross profit on sales declined from $15,789,000 in 1996 to $14,219,000 in 1997. As a percentage of sales, gross profit declined from 12.5% in 1996 to 11.9% in 1997. This decline resulted from lower prices, and lower volumes during the second half of 1997. Gross profits were further negatively impacted by increased manufacturing overhead of $1,100,000 incurred in connection with the realignment of certain production lines in the Company's New Bedford plant.

     Selling, general, and administrative expenses declined from a reclassified $15,646,000 (12.4% of sales) in 1996 to $13,793,000 (11.5% of sales) in 1997.
$513,000 of the decline was attributable to lower commissions paid to independent sales agents on lower sales volumes. The remainder of the change resulted from special charges incurred in 1996 that did not recur in 1997.

     At year-end 1997 the Company posted a provision of $13,000,000 for environmental costs, plant remediation and impairment of assets. (See Note 12 to the Company's 1997 Consolidated Financial Statements.) The provision includes a reserve for environmental remediation and associated consulting, legal, and engineering costs of $7,233,000, posted as a result of the identification of PCB contamination in the New Bedford plant, and the Company's consequent decision to vacate that facility. In addition, building, building improvements, and equipment expected to be abandoned in connection with this closure were written off. The effect of this write-off on income from operations, included in the provision, was $5,767,000.

                  Aerovox Incorporated -- 1997 Annual Report

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Other income increased from a loss of $331,000 in 1996 to income of $323,000 in 1997, or a net change of $654,000. This improvement was the result of increased royalty income from licenses, as well as lower foreign currency exchange losses.

     Interest expense for 1997 of $1,741,000 was lower by $522,000 compared to 1996. The Company made scheduled principal repayments of $2,695,000 during 1997, and additional principal repayments of $4,673,000.

     The provision for income taxes includes credits against losses during the period of $5,691,000, less certain state, local, and foreign taxes of $59,000, and increases in reserves against deferred tax assets of $3,138,000. (See Note 11 to the Company's 1997 Consolidated Financial Statements.) These reserves were deemed necessary due to the historical variability of operating earnings, and the timing of expirations of tax credits and operating loss carryforwards. Management believes that realization of those assets, net of reserves, is more likely than not.

1996 versus 1995

     In fiscal 1996 consolidated net sales were $125,975,000, a decline of 2.6% from 1995 sales of $129,311,000. Order backlog decreased from the end of the prior year by $1,400,000. During 1996 the Company reorganized its North American capacitor operations. The Aero M Group was merged with the film capacitor businesses of the Aerovox Group to constitute the North American capacitor division of Aerovox, which includes both the aluminum electrolytic capacitor business of the former Aero M Group and the AC film capacitor product lines of the former Aerovox Group.

     Compared to 1995, net sales in the Company's North American capacitor business declined 3.6% in 1996, mainly attributable to the Company's film capacitor product lines as a result of increased competition and declining prices. The remainder of the decline was in the aluminum electrolytic capacitor product lines, and was due to production problems and the resulting inability to ship on schedule.

     Sales of the Company's Power Factor Correction and EMI Filter business units declined 11% versus 1995 to $6,593,000.

     Sales of the Company's UK capacitor manufacturing subsidiary, BHC Aerovox Ltd., increased from $22,444,000 in 1995 to $23,535,000, or 4.9%. This increase is accounted for by the start-up in mid-1996 of a new capacitor line at BHC to supply European manufacturers of microwave ovens.

     Gross profit for Aerovox in 1996 was $15,789,000, or 12.5% of sales. This represents a decrease of $1,836,000 from 1995. Of this decline $600,000 resulted from the lower volume in North America reported during 1996. Additionally, gross profit was negatively impacted by $4,249,000 of special charges in the second quarter and fourth quarter. These charges increased the reserves for obsolete and excess inventories and warranty costs, primarily related to operational problems in Mexico. Adjusted for these special charges, gross profit was $19,895,000, or 15.8% of sales.

     Selling, general, and administrative expenses were $15,646,000, an increase of $2,687,000, or 20.7% over 1995. Approximately one-half of the increase related to the special charge in the second quarter, and served to increase reserves for bad debts, as well as account for the termination of certain employee benefit plans. Selling, general, and administrative expenses in the fourth quarter of 1996 also included $250,000 in costs associated with the planned closure of the CompanyOs North Dartmouth offices, and $320,000 in accrued employee severance benefits. Income from operations for 1996 was $143,000.

     Interest expense for 1996 was $2,263,000, slightly lower than in 1995. Interest rates paid on borrowings during the year ranged from 6.8% to 8.75%.

     Other income in 1996 reflected foreign exchange losses plus the write-off of accumulated foreign currency translation adjustments, less licensing income.

     The provision for income taxes reflects a credit of $1,104,000 against a loss before taxes of $2,451,000. This credit included an expected refund of $218,000 for overpayment of income taxes to the United Kingdom in prior years. Net loss after provision for taxes was $1,347,000, or $(.25) per share.

                  Aerovox Incorporated -- 1997 Annual Report

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

     Working capital at December 27, l997 was $15,216,000 compared to $24,576,000 at the end of fiscal 1996. Net accounts receivable and inventories decreased by $1,847,000 and $2,734,000, respectively, during 1997, and accounts payable increased by $2,053,000. Also contributing to the reduction in working capital was the reclassification of current deferred income taxes of $3,608,000 to long-term assets. Net cash provided by operating activities in 1997 totaled $9,361,000 compared to $8,317,000 in 1996. The current ratio was 1.8 at year-end 1997 versus 2.4 at year-end 1996.

     The Company invested approximately $2,661,000 in capital assets in 1997 compared to $3,348,000 in 1996. Assets having an original cost of $11,485,000 and accumulated depreciation of $5,192,000 were written off during 1997, primarily as a result of the planned closing of the New Bedford plant.

     The Company's Revolving Credit Agreement (as amended on February 27, 1998) provides for a credit line of $21,815,000 to the Company, including 4,400,000 British Pounds ($7,387,000 at year-end exchange rates) to BHC Aerovox Ltd.
(BHC), a wholly owned subsidiary in the United Kingdom. The Agreement, which extends to May 31, 1999, also includes various interest rate options which, for fiscal 1997, have varied from 6.5% to 8.5% on an annualized basis. The security for this line of credit is accounts receivable and inventories and a Company guarantee for the UK loan. The outstanding balance of loans at fiscal years ended December 27, 1997, and December 28, 1996, was $12,693,000 and $17,422,000,
respectively. During 1997 and at December 27, 1997, the Company was in violation of certain financial covenants for which it received an amendment to the Agreement and waiver from the lender. (See Note 3 to the Company's 1997 Consolidated Financial Statements.)

     The Company also has a term line of credit with an equipment financing company with an outstanding balance at the end of 1997 of $3,764,000 compared to an outstanding balance at the end of 1996 of $6,066,000. These loans, secured by equipment at the Company's New Bedford facility, have five-year terms and carry annual interest rates varying from 7.36% to 8.18%. The Company was in violation of certain financial covenants at December 27, 1997 for which it received a waiver from the lender. (See Note 3 to the Company's 1997 Consolidated Financial Statements.)

     Other long-term debt of the Company consists of an Industrial Revenue Bond maturing on July 1, 2002, with an annual interest rate of 7.42% and quarterly payments on the principal. The outstanding balance at fiscal year-end 1997 was $2,179,200 versus a balance at year-end 1996 of $2,572,500.

     Cash at December 27, 1997, totaled $693,000 compared to $864,000 December 28, 1996.

     As a result of the identification of PCB contamination in the New Bedford plant, operations in that facility will have to be relocated. The Company expects to buy or construct a plant in the New Bedford, Massachusetts area to house some or all of the relocated operations. Such a program will entail a larger than normal capital spending program over the next several years. Management expects that future cash flows and the borrowing arrangements described above will be adequate to fund that program, although new debt arrangements may be sought to provide greater flexibility and higher limits to cover unanticipated costs or downturns in business activity and cash flows. It is expected that the remediation of the existing New Bedford building will begin several years after the building is vacated, and therefore that no cash will be required for that project until then.

Other Matters

     The impact of inflation on the Company's business has not been material.

     The Company is currently engaged in a project to convert all management information and control systems in all business units to an integrated and uniform system compliant with year 2000 computing requirements. The Company expects to gain the benefit of better, more consistent, and more timely information in addition to year 2000 compliance. The Company's United Kingdom subsidiary, BHC, successfully converted to the new system on January 1, 1998, and North American operations are expected to convert during the second half of fiscal year 1998. Consulting, training, and employee time and travel connected to the project are expensed as incurred.

                  Aerovox Incorporated -- 1997 Annual Report

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      FOR THE YEARS ENDED
                                                         ---------------------------------------------
(Amounts in Thousands, Except Per Share Data)            Dec. 27, 1997   Dec. 28, 1996   Dec. 30, 1995
                                                         -------------   -------------   -------------
Net Sales..............................................     $119,658        $125,975        $129,311
Cost of Sales..........................................      105,439         110,186         111,686
                                                            --------        --------        --------
Gross profit...........................................       14,219          15,789          17,625
Selling, general and administrative expenses...........       13,793          15,646          12,959
                                                            --------        --------        --------
Provision for environmental costs, plant
  remediation, and impairment of assets................       13,000             --              --
Income (loss) from operations..........................      (12,574)            143           4,666
Other income (expense):
  Interest expense.....................................       (1,741)         (2,263)         (2,296)
  Other income (expense)...............................          323            (331)            282
                                                            --------        --------        --------
Income (loss) before income taxes......................      (13,992)         (2,451)          2,652
Provision for (benefit from) income taxes..............       (2,493)         (1,104)          1,051
                                                            --------        --------        --------
Net income (loss)......................................     $(11,499)       $ (1,347)       $  1,601
Basic earnings (loss) per share........................     $  (2.15)       $   (.25)       $    .30
                                                            ========        ========        ========
Diluted earnings (loss) per share......................     $  (2.15)       $   (.25)       $    .30
                                                            ========        ========        ========

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                           FOREIGN
                                                                ADDITIONAL                  CURRENCY        TOTAL
                                                     COMMON      PAID-IN       RETAINED    TRANSLATION   STOCKHOLDERS'
(Amounts in Thousands)                                STOCK      CAPITAL       EARNINGS    ADJUSTMENTS     EQUITY
                                                    --------    ----------     --------    -----------   ------------
Balances at December 31, 1994....................   $  5,231      $  592        $ 28,527      $ (294)      $ 34,056
  Net income.....................................        --          --            1,601         --           1,601
  Proceeds from employee stock purchase
    plan and exercise of stock options
    (68,090 shares)..............................         68         177            --           --             245
  Foreign currency translation adjustments.......        --          --             --          (397)          (397)
                                                    --------      ------        --------      ------       --------
Balances at December 30, 1995....................      5,299         769          30,128        (691)        35,505
                                                    --------      ------        --------      ------       --------
  Net loss.......................................        --          --           (1,347)        --          (1,347)
  Proceeds from employee stock purchase
    plan and exercise of stock options
    (16,254 shares)..............................         16          73            --           --              89
  Foreign currency translation adjustments.......        --          --             --           826            826
                                                    --------      ------        --------      ------       --------
Balance at December 28, 1996.....................      5,315         842          28,781         135         35,073
                                                    --------      ------        --------      ------       --------
  Net loss.......................................        --          --          (11,499)        --         (11,499)
  Proceeds from employee stock
    purchase plan and exercise of
    stock options (69,384 shares)................         69         195            --           --             264
  Foreign currency translation adjustment........        --          --             --           (72)           (72)
                                                    --------      ------        --------      ------       --------
Balance at December 27, 1997.....................    $ 5,384      $1,037        $ 17,282      $   63       $ 23,766
                                                    ========      ======        ========      ======       ========

The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated -- 1997 Annual Report

                          CONSOLIDATED BALANCE SHEETS


(Amounts in Thousands)                                    Dec. 27, 1997   Dec. 28, 1996
                                                          -------------   -------------
Assets
Current assets:
  Cash...................................................    $    693        $    864
  Accounts receivable, net of allowance for doubtful
    accounts of $617 in 1997 and $685 in 1996............      14,249          16,096
  Inventories............................................      18,176          20,910
  Prepaid expenses and other current assets..............         637           1,044
                                                             --------        --------
        Total current assets.............................    $ 33,755        $ 38,914
Property, plant and equipment, at cost:
  Land...................................................         303             391
  Buildings and improvements.............................       3,190          11,285
  Machinery and equipment................................      60,830          61,471
                                                             --------        --------
                                                               64,323          73,147
        Less accumulated depreciation....................     (32,060)        (32,617)
                                                             --------        --------
                                                               32,263          40,530
  Deferred income taxes..................................       5,385           5,259
  Other assets...........................................         156             273
                                                             --------        --------
        Total assets.....................................    $ 71,559        $ 84,976
                                                             ========        ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable.......................................    $ 10,351        $  8,298
  Accrued compensation and related expenses..............       2,887           2,874
  Other accrued expenses.................................       3,030           3,012
  Current maturities of long-term debt...................       1,909           3,552
  Income taxes...........................................         362             210
                                                             --------        --------
        Total current liabilities........................      18,539          17,946
Deferred income taxes....................................       5,446           8,151
Industrial revenue bond..................................       1,750           2,175
Long-term debt less current maturities...................      14,973          20,335
Reserve for environmental costs and plant remediation....       6,033             --
Deferred compensation....................................       1,052           1,296
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
    authorized; none issued..............................         --              --
  Common Stock; $1.00 par value; 20,000,000 shares
    authorized; 5,384,379 and 5,314,995 shares
    issued and outstanding...............................       5,384           5,315
  Additional paid-in capital.............................       1,037             842
  Retained earnings......................................      17,282          28,781
  Foreign currency translation adjustments...............          63             135
                                                             --------        --------
        Total stockholders' equity.......................      23,766          35,073
                                                             --------        --------
        Total liabilities and stockholders' equity.......    $ 71,559        $ 84,976
                                                             ========        ========


The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated -- 1997 Annual Report

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    For The Years Ended
                                                       ---------------------------------------------
(Amounts in Thousands)                                 Dec. 27, 1997   Dec. 28, 1996   Dec. 30, 1995
                                                       -------------   -------------   -------------
Cash flows from operating activities:
  Net income (loss)....................................   $(11,499)        $(1,347)       $ 1,601
  Adjustments to reconcile net income (loss) to
    cash provided by operating activities:
    Depreciation and amortization......................      4,602           4,673          4,046
    Environmental cost, plant remediation and
      write-down of impaired assets....................     13,000             --             --
    Loss on disposal of assets.........................        349             --             --
    Deferred income taxes..............................     (2,801)         (1,104)           489
Changes in operating assets and liabilities:
  Accounts receivable..................................      1,819           3,872         (3,409)
  Inventories..........................................      2,682           3,052         (2,770)
  Prepaid expenses.....................................        408              38             79
  Recoverable income taxes.............................        --              --             (22)
  Accounts payable.....................................      2,045          (3,069)         1,344
  Accrued compensation and related expenses............       (244)            326           (102)
  Other accrued expenses...............................     (1,131)          2,183            237
  Income taxes payable.................................        131            (307)            36
                                                          --------         -------        -------
        Net cash provided by operating activities......      9,361           8,317          1,529

Cash flows from investing activities:
  Acquisition of property, plant and equipment.........     (2,661)         (3,348)        (8,498)
  Other................................................        147             666            213
                                                          --------         -------        -------
        Net cash used in investing activities..........     (2,514)         (2,682)        (8,285)

Cash flows from financing activities:
  Proceeds from employee stock purchase plan and
    exercise of stock options..........................        264              89            245
  Net borrowings (repayments) under line of credit.....     (4,616)         (3,387)         6,246
  Long-term borrowings.................................        946           1,500          3,500
  Payments of long-term debt...........................     (3,646)         (3,481)        (2,700)
                                                          --------         -------        -------
        Net cash provided by (used in) financing
          activities...................................     (7,052)         (5,279)         7,291
                                                          --------         -------        -------
Effects of exchange rate on cash.......................         34             (65)           (64)
Increase (decrease) in cash............................       (171)            291            471
Cash at beginning of year..............................        864             573            102
                                                          --------         -------        -------
Cash at end of year....................................   $    693         $   864        $   573
                                                          ========         =======        =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest...............   $  1,733         $ 2,263        $ 2,344
                                                          --------         -------        -------
  Cash paid during the year for income taxes...........   $    461         $   582        $   637
                                                          ========         =======        =======

The accompanying notes are an integral part of the financial statements.

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. Certain reclassifications have been made to prior year's financial statements to conform to the 1997 presentation.

Fiscal Year

     The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal years 1997, 1996, and 1995 ended on December 27, December 28, and December 30, respectively.

Translation of Foreign Currencies

     Assets and liabilities of all foreign subsidiaries are translated at period-end rates of exchange, and income statement accounts are translated at average rates of exchange. Resulting translation adjustments are recorded as a separate component of stockholders' equity, "Foreign currency translation adjustments."

Cash

     Cash consists of cash on hand. Interest income included in other income amounted to $48,000, $73,000, and $72,000, in 1997, 1996, and 1995,
respectively.

Financial Instruments

     Derivative financial instruments are used by the Company in the management of foreign currency exposures and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities, or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. The Company does not enter into derivative transactions for speculative purposes.

Grants

     Grants received from governments by foreign subsidiaries are recognized in income when the related funds are received. In 1997, 1996 and 1995, grants of approximately $91,000, $88,000 and $250,000, respectively, received by the Company's United Kingdom subsidiary were recognized as a reduction of related operating expenses.

Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Provisions for depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the assets (buildings and improvements, 5-40 years; leasehold improvements, over the life of the lease or the useful life of the asset, whichever is shorter; machinery and equipment, 3-15 years). Expenditures for repairs and maintenance are charged to expense when incurred. Betterments which materially extend the life of the related assets are capitalized and depreciated. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

     Depreciation and amortization expense was approximately $4,602,000, $4,673,000, and $4,046,000 for 1997, 1996, and 1995, respectively.

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

Environmental Remediation Costs

     The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circum-

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

stances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Net Income Per Share (Basic and Diluted)

     Net income per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year, calculated under the treasury stock method. The reconciliation of basic and diluted earnings per share computation follows (in thousands, except the share and per share data):

                                     December 27, 1997                   December 28, 1996                 December 30, 1995
                             --------------------------------    ---------------------------------   ------------------------------
                             Net income/            Per share    Net income/             Per share   Net Income/          Per share
                                (loss)    Shares     amount         (loss)    Shares      amount        (loss)    Shares    amount
                             -----------  ------    ---------    -----------  ------     ---------   -----------  ------  ---------
Basic Earnings
  Per Share:
  Net income (loss)
    to common
    shareholders..........   $(11,499)   5,356,640    $(2.15)     $(1,347)    5,309,110    $(.25)      $1,601   5,258,629    $.31
Effect of Dilutive
  Securities:
  Options.................                     --                                    --                           134,573
Diluted Earnings
  Per Share:
  Net income (loss)
  to common
  shareholders
  and assumed
  conversions.............   $(11,499)   5,356,640    $(2.15)     $(1,347)    5,309,110    $(.25)      $1,601   5,393,202    $.30

     Options to purchase 313,250 shares of common stock at prices ranging from $6.125 to $9.625 per share were outstanding at December 27, 1997 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. Options to purchase 251,625 shares of common stock at prices ranging from $3.00 to $5.00 per share were outstanding at December 27, 1997 but were not included because the options were anti-dilutive.

     Options to purchase 372,500 shares of common stock at prices ranging from $6.125 to $9.625 per share were outstanding at December 28, 1996 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. Options to purchase 211,875 shares of common stock at prices ranging from $3.00 to $5.00 per share were outstanding at December 26, 1996 but were not included because the options were anti-dilutive.

     Options to purchase 343,092 shares of common stock at prices ranging from $6.125 to $9.625 per share were outstanding at December 30, 1995 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. Options to purchase 134,573 shares of common stock at prices ranging from $2.75 to $5.00 per share were outstanding at December 30, 1995 and were included because the options were dilutive.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 Reporting Comprehensive Income ("SFAS 130") which establishes standards for reporting and display of comprehensive income and its components (revenue expenses, gains and losses) in a full set of general purpose financial statements. Management has not yet evaluated the effects of this change on its reporting of income. The Company will adopt SFAS 130 for its fiscal year ending December 26, 1998.

NOTE 2 - INVENTORIES:

Inventories consist of the following (in thousands):

                            December 27, 1997                 December 28, 1996
                     ------------------------------    ------------------------------
                     Domestic    Foreign     Total     Domestic    Foreign     Total
                     --------    -------    -------    --------    -------    -------
Raw materials......   $ 6,552     $2,060    $ 8,612     $ 7,629     $2,368    $ 9,997
Work in process....     3,595        343      3,938       3,707        435      4,142

                  Aerovox Incorporated -- 1997 Annual Report
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Finished goods.....     4,914        712      5,626       5,819        952      6,771
                      -------     ------    -------     -------     ------    -------
                      $15,061     $3,115    $18,176     $17,155     $3,755    $20,910
                      =======     ======    =======     =======     ======    =======

NOTE 3 - DEBT:

     The Company maintains a Revolving Credit Agreement (the "Agreement") with a bank, which, as amended, provides a credit line of approximately $22 million to the Company, including a 4,400,000 British Pounds ($7,387,000 at year-end exchange rates) line of credit to BHC Aerovox, Ltd. (BHC), a wholly-owned subsidiary of the Company. Amendment six to the Agreement was issued on February 27, 1998, adjusting financial covenants which require the Company to maintain certain interest coverage ratios. Had this covenant not been amended, the Company would have been in violation at the end of each quarter of 1997. The lender waived, as of that date, its rights to accelerate payment on that loan for financial covenant violations of certain tangible net worth, earnings and cash flow covenants. This debt is collateralized by inventory and accounts receivable.

     Interest on the credit line is at the bank's prime rate payable in arrears on the outstanding loan balance. The Company has the option to convert from a bank base rate loan into a Eurodollar Loan at the then Eurodollar (LIBOR) rate plus 1 3/4 percentage points. The Company also has the option to convert up to $4 million of loans to a Bankers' Acceptance facility at interest rates equal to the per annum average discount rate quoted to the bank on the date of request for such facility plus 1 1/2% per annum. The Agreement matures on May 31, 1999. A commitment fee, equal to one-quarter percent per annum will be charged on the unused portion of the total commitment. At December 27, 1997, borrowings outstanding under this Agreement were $12,693,000, including 2,440,000 British Pounds ($4,097,000 at year-end exchange rates); and at December 28, 1996 the amount was $17,422,000, including 3,608,000 British Pounds ($6,113,000 at year-end exchange rates).

     A ten-year Industrial Revenue Bond was issued by the Massachusetts Industrial Finance Agency in July 1982 to finance the acquisition of equipment. The bond was transferred to another purchaser in June 1992. Interest at the rate of 12.5% per annum through June 1992 and 7.42% per annum thereafter and principal are payable monthly commencing July 1, 1992 to July 1, 2002. The amount of each installment is calculated on an assumed 10-year amortization schedule. $425,000 of principal is payable in 1998. On December 27, 1997 and December 28, 1996, the bond balance outstanding under this agreement was $2,179,200 and $2,572,500, respectively.

     Other long-term debt of the Company consists of a term line of credit agreement with an equipment financing company in the amount of $10,000,000, collateralized by certain equipment. Payments of principal and interest are due quarterly. At December 27, 1997, borrowings outstanding under this agreement were $3,764,000 at annualized interest rates ranging from 7.36% to 8.18%, and maturing at various dates through the year 2002; and at December 28, 1996, $6,066,000 at annualized interest rates ranging from 7.36% to 8.24%. The agreement contains several financial covenants requiring the Company to maintain certain ratios regarding debt, equity, and interest costs. The Company was in violation of those covenants on December 27, 1997. The lender waived, on March 11, 1998, its right to accelerated payment of this debt for violations of these financial covenants.

     Total maturities of long-term debt over the next five years are:


YEAR
----
1998................. $ 1,910,000
1999.................  14,340,000
2000.................   1,273,000
2001.................     742,000
2002.................     367,000

NOTE 4 - OTHER CURRENT ACCRUED EXPENSES:

Other accrued expenses consist of the following at December 27, 1997 and December 28, 1996 (in thousands):

                                                   1997         1996
                                                  ------       ------
Warranty........................................  $  840       $1,394
Duty............................................     370        1,002
Environmental Cost and Plant Remediation........   1,200          --
Other...........................................     620          616
                                                  ------       ------
                                                  $3,030       $3,012
                                                  ======       ======

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company leases manufacturing space, equipment and software under various non-cancelable operating leases. Rental expense amounted to $1,721,000 in 1997, $1,672,000 in 1996, and $1,375,000 in 1995. On December 27, 1997,
future minimum annual rental payments under all leases are as follows:

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


YEAR
----
1998................ $724,039
1999................  647,016
2000................  590,399
2001................  574,356
2002................  590,116
Thereafter..........  712,497

     The Company closed its office in North Dartmouth, Massachusetts, effective December 31, 1996, and has accrued for the difference between the sublease income and lease expense; accordingly, the future minimum annual rental payments above exclude payments related to those offices.

     The Company is self-insured for workers' compensation benefits for some of its employees. The amounts charged to expense for workers' compensation were $352,000 in 1997, $307,000 in 1996, and $357,000 in 1995, based upon reported claims and estimates of claims incurred but not reported.

     The Company is also self-insured for a portion of health care costs not covered by insurance for some of its employees. The Company is liable for claims up to $150,000 per employee and aggregate claims up to a maximum of $2,100,120 (based on average monthly enrollment) for 1997. Costs accrued are based upon reported claims and estimates of claims incurred but not reported. The amount charged to expense for health care costs, which includes paid claims, individual and aggregate stop/loss coverage and administrative fees, less employee contributions, was $1,867,000 in 1997, $1,883,000 in 1996, and $1,830,000 in
1995.

NOTE 6 - FINANCIAL INSTRUMENTS:

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

     At December 27, 1997 the Company held foreign currency forward contracts with notional value totaling approximately $485,000 (289,000 British Pounds Sterling). These contracts matured on December 29, 1997. The carrying and net fair value of these contracts at December 27, 1997 was $0 and $371,000, respectively.

     At December 28, 1996 the Company held foreign currency forward contracts with notional value totaling approximately $1,640,000 (970,000 British Pounds Sterling). These contracts all had maturities prior to December 31, 1997. The carrying and net fair value of these contracts at December 28, 1996 was $0 and ($121,800), respectively.

NOTE 7 - INCENTIVE AND OTHER PLANS:

Stock Incentive Plan

     The 1989 Stock Incentive Plan ("Plan"), permits the granting of a variety of stock and stock-based awards, including stock options, rights to receive cash or shares for increases in the value of the Company's common stock, the award of restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the federal ordinary income taxes under the Plan, loans to participants in connection with awards, and other common stock-based awards, including the sale or award of convertible securities, that meet the requirements of the Plan. The Plan also provides that option holders may surrender outstanding options in exchange for a cash payment during the sixty-day period following a change in control as defined in the Plan.

     A total of 950,000 shares of common stock have been reserved by the board of directors and may be issued under the Plan to full- or part-time officers and other key employees of the Company and its subsidiaries. The Plan limits the terms of awards to ten years and prohibits the granting of awards more than ten years after the effective date of the Plan. The Plan permits the granting of non-transferable stock options that qualify as incentive stock options (ISOs) for United States federal income tax purposes and options that do not so qualify. The exercise price of each option may not be less than 100% of the fair market value, or 110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company, on the date of grant in the case of ISOs and not less than 50% of the fair market value in the case of non-qualified options. The term of each option is fixed by the board of directors but may not exceed 10 years from the date of grant (5 years in the case of a 10% shareholder) with respect to ISOs and 10 years and a day with respect to non-qualified options.

     In the event of termination of employment by reason of retirement, disability or death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

     Each option becomes exercisable at the rate of 20% per year beginning on the first anniversary of the date of grant and expires ten years from the date of grant. Information for fiscal years 1997, 1996, and 1995, with respect to the Plan, is as fol-

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lows:

                                                        WEIGHTED                     WEIGHTED                   WEIGHTED
                                                        AVERAGE                      AVERAGE                    AVERAGE
                                           SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE    SHARES   EXERCISE PRICE
                                          --------   --------------   --------    --------------   -------   --------------
Outstanding at beginning of year........  500,000        $5.59         446,000        $5.57        484,500       $5.27
Granted.................................   67,000        $4.50         140,000        $6.80         66,000       $7.62
Exercised...............................  (61,500)       $3.00          (7,000)       $3.00        (50,000)      $3.00
Canceled................................  (34,500)       $8.01         (79,000)       $7.88        (54,500)      $7.77
                                          -------        -----         -------        -----        -------       -----
Outstanding at end of year..............  471,000        $5.59         500,000        $5.59        446,000       $5.57
                                          =======        =====         =======        =====        =======       =====
Options exercisable at year-end.........  257,300        $4.95         293,000        $4.46        273,200       $4.23
                                          =======        =====         =======        =====        =======       =====
Options available for future grant......  289,500                      322,000                     133,000
                                          =======                      =======                     =======

     The following table summarize information about stock options outstanding at December 27, 1997:

                                                OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                  --------------------------------------------------   ---------------------------------
                                                      WEIGHTED
                                     NUMBER           AVERAGE            WEIGHTED          NUMBER            WEIGHTED
     EXERCISE PRICE              OUTSTANDING AT      REMAINING           AVERAGE       EXERCISABLE AT        AVERAGE
         RANGE                   DEC. 27, 1997    CONTRACTUAL LIFE    EXERCISE PRICE    DEC. 27, 1997     EXERCISE PRICE
     --------------              --------------   ----------------    --------------   --------------     --------------
     $3.00 - $4.50 ............     211,000             3.8               $3.53            148,000            $3.23
     $4.50 - $6.75 ............     110,000             7.4               $5.84            45,500             $5.93
     $6.75 - $9.00 ............     150,000             7.2               $8.30            63,800             $8.25
     $3.00 - $9.00 ............     471,000             5.9               $5.59            257,300            $4.95

Non-Statutory Stock Option Award Agreement

     On September 1, 1996, an officer of the Company was awarded an option to purchase 50,000 shares of Aerovox common stock, bearing an exercise price of $6.00 per share. The option is exercisable at the rate of 20% per year and expires ten years from the date of grant. On December 27, 1997, options for 10,000 shares were exercisable under this agreement.

1989 Stock Option Plan for Directors

     The 1989 Stock Option Plan for Directors (the "Directors Plan") reserved 80,000 shares of common stock for the granting of options to purchase stock at 100% of the fair market value on the date of grant. Directors who are not employees of the Company are eligible under the Directors Plan. Each newly elected director will be awarded options to purchase 2,500 shares of common stock on the date of election. Following the initial grant, each person who is an eligible director on the day of each annual meeting of shareholders of the Company, will receive options covering 1,000 shares or 250 for each quarter of service if less than one year elapses between the initial grant and an annual grant.

     Options expire in ten years and become exercisable on the first anniversary of the date of the grant. No options may be awarded under the Directors Plan after April 1999. In the event of termination of director status by retirement, an option may be exercised for a period of three years, or until expiration, if earlier; or for one year after death in the event an optionee dies during the final year of such exercise period, or until the expiration of the stated term of the option. In the event of termination of status of director by reason of death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

     Information for fiscal years 1997, 1996, and 1995, with respect to the Directors Plan, is as follows:

                                                       1997                        1996                        1995
                                             ------------------------    ------------------------    ------------------------
                                                          WEIGHTED                    WEIGHTED                    WEIGHTED
                                                          AVERAGE                     AVERAGE                      AVERAGE
                                             SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                             ------    --------------    ------    --------------    ------    --------------
Outstanding at beginning of year..........   34,375        $6.41         31,665        $6.14         39,201         $5.81
Granted...................................    9,500        $4.50          6,000        $6.50          8,250         $7.65
Exercised.................................      --         $   0            --         $   0         (9,951)        $4.04
Canceled..................................      --         $   0         (3,290)       $   0         (5,835)        $   0
                                             ------        -----         ------        -----         ------         -----
Outstanding at end of year................   43,875        $6.00         34,375        $6.41         31,665         $6.14
                                             ======        =====         ======        =====         ======         =====
Options exercisable at year-end...........   34,375        $6.42         26,539        $6.29         18,745         $4.95
                                             ======        =====         ======        =====         ======         =====
Options available future grant............   24,292                      33,792                      36,502
                                             ======                      ======                      ======

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about stock options outstanding at December 27, 1997:


                                             OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                              ------------------------------------------------     -------------------------------
                                                  WEIGHTED
                                  NUMBER          AVERAGE          WEIGHTED            NUMBER          WEIGHTED
EXERCISE PRICE                OUTSTANDING AT     REMAINING         AVERAGE         EXERCISABLE AT      AVERAGE
     RANGE                    DEC. 27, 1997   CONTRACTUAL LIFE  EXERCISE PRICE     DEC. 27, 1997    EXERCISE PRICE
--------------                --------------  ----------------  --------------     --------------   --------------
 $3.00 - $4.50 ..............     18,125            3.3             $3.75               9,625           $3.75
 $4.50 - $6.75 ..............     11,500            5.3             $6.53              11,500           $5.97
 $6.75 - $9.63 ..............     14,250            6.0             $8.44              13,250           $8.75
                                  ------            ---             -----              ------           -----
                                  43,875            4.9             $6.07              34,375           $6.42
                                  ======            ===             =====              ======           =====

Accounting for Stock Options

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") describes a "fair value" method for calculating the effect of options granted on the reported earnings of the Company. This method uses certain historical data regarding outstanding options and the price history of a company's shares in a mathematical model to determine the hypothetical value of the option had it been sold in the open securities market rather than granted to the plan participant. This is in contrast to the valuation method prescribed by Accounting Principles Board Opinion.

     No. 25 (APB 25), which calculates the value at the date of grant as the difference, if any, between the exercise price and the market price of the shares on that date.

     Calculated in accordance with SFAS 123, the weighted average fair value at date of grant for options granted in 1997, 1996 and 1995 was $2.83, $3.83 and $4.08 per option, respectively. The fair value of these options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions for 1997, 1996 and 1995: risk-free interest rates as of the grant dates from 6.27% to 7.14%; no dividend yields; a volatility factor of the expected market price of the Company's common stock of 33.82%, 30.97%, and 30.97%, respectively; and a weighted average expected life of the options of 9.81, 9.87, and 9.87 years, respectively.

     As allowed by SFAS 123, the Company elected the disclosure-only alternative, and continues to calculate and report net income and net income per share according to APB 25 for employee and director stock-based compensation. Had compensation cost for the Company's 1997, 1996, and 1995 grants for stock-based employee and director compensation plans been determined using the fair value method as prescribed by SFAS 123, the Company's net income, and net income per share for those years would approximate the pro forma amounts below (in thousands except for per share data).

                                             DECEMBER 27, 1997             DECEMBER 28, 1996             DECEMBER 30, 1995
                                         -------------------------     -------------------------     -------------------------
                                         AS REPORTED     PRO FORMA     AS REPORTED     PRO FORMA     AS REPORTED     PRO FORMA
                                         -----------     ---------     -----------     ---------     -----------     ---------
Net income (loss).......................  $(11,499)      $(11,784)      $(1,347)       $(1,493)         $1,601        $1,568
Basic earnings (loss) per share.........  $  (2.15)      $  (2.20)      $  (.25)       $  (.28)         $  .31        $  .30
Diluted earnings (loss) per share.......  $  (2.15)      $  (2.20)      $  (.25)       $  (.28)         $  .30        $  .29

     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the pro forma effect on net income in future years because these pro forma calculations do not take into consideration grants made prior to 1995.

Employee Stock Purchase Plan

     In 1989, the Company established the Employee Stock Purchase Plan (the "ESPP") under which 100,000 shares of common stock were reserved for purchase by employees. The ESPP provides for the sale of common stock at the average of the reported high and low sales prices of the stock on the last business day of the accounting period each month. Common stock purchases are paid through regular payroll deductions of up to 10% of eligible compensation plus Company payments equal to 5% of the participant's payment plus an additional 1% for each full year of continuous employment with the Company since January 1, 1973, up to a maximum of 20% of the participant's payment. In 1997, 1996, and 1995, 7,884, 9,254, and 8,139 shares, respectively, were sold under the ESPP. There were 13,934 shares qualified for future sale on December 27, 1997.

Change of Control Severance Benefits

     The Company has severance agreements with certain key employees which provide that if, within 24 months following a change in control (as defined in the severance agreements), the Company were to terminate the employee's employment other than for cause or the employee were to terminate his employment for reasons specified in the agreements, the employee would receive amounts of up to three times that person's annual base salary plus target bonus for such year without deduction for any amounts previously paid under the bonus plan. The agreements also provide for the immediate vesting of bonus awards, stock options and similar awards, the immediate payment of deferred compensation amounts and the continuation of certain benefits. The maximum contingent liability under these agreements on December 27, 1997 was approximately $1,992,000.

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Profit-Sharing Savings Plan

     The Company maintains a Profit-Sharing Savings Plan ("PSSP") which covers substantially all domestic employees with at least six months of service. Under the PSSP, each employee can elect to make a pre-tax contribution to the PSSP of not less than 3% and not more than 15% of qualified compensation, of which up to the first 8% is eligible for a Company match. The Company makes regular contributions to the PSSP on behalf of each participating employee in an amount which, together with any forfeitures during the PSSP year, is equal to each employee's voluntary contribution up to a maximum aggregate contribution of 6% of the pre-tax income of the Company, as defined, or 50% of the aggregate pre-tax contributions of the participating employees, or 50% of the first 8% of the aggregate pre-tax contribution of the participating employees. The Company's subsidiary in the United Kingdom maintains a plan covering its eligible employees wherein Company contributions are made on the basis of the individual's age and amount of contribution. Expense under these plans amounted to $506,000 in 1997, $471,000 in 1996, and $479,000 in 1995.

Deferred Supplemental Savings Plan

     The Company has a Deferred Supplemental Savings Plan under which certain key employees may defer a percentage of their compensation equal to the difference between pre-tax amounts of compensation eligible to be contributed to the PSSP and amounts actually eligible for contributing to the PSSP. Under the Deferred Supplemental Savings Plan, the Company will make a matching contribution in an amount equal to the matching contribution which would have been made if such contribution had been made under the PSSP. Expense related to the Deferred Supplemental Savings Plan amounted to $85,000 in 1997, $252,000 in 1996, and $189,000 in 1995.

Executive Incentive Bonus Plan

     The Company has an Executive Incentive Bonus Plan under which certain officers and other members of management may receive incentive awards based on a percentage of the participant's base compensation and an annually targeted return on net assets, as defined. Bonus expense amounted to $90,000 in 1997, $169,000 in 1996, and $195,000 in 1995.

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

     On December 27, 1997, 55,000 shares of Series A Preferred were reserved for issuance for stock purchase rights (see Note 9). No such rights have become exercisable and no shares of Series A Preferred have been issued.

NOTE 9 - PREFERRED SHARE PURCHASE RIGHTS:

     On August 16, 1989, the board of directors approved a preferred share rights plan (the "Rights Plan") pursuant to which one preferred share purchase right (a "Right") was distributed for each share of outstanding common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share, at a price of $16.00 per one one-hundredth of a Series A Preferred Share, subject to adjustment. The Rights, which do not have voting rights, expire on December 1, 1999, unless redeemed earlier by the Company.

     The Rights will become exercisable if a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership (the "Shares Acquisition Date") of 15% or more of the outstanding shares of the Company's common stock or following the commencement of, or announcement of an intention to make a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of the Company's common stock.

     At any time on or prior to the date the Rights become exercisable, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

                  Aerovox Incorporated -- 1997 Annual Report

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In the event that the Company is acquired in a merger or other business combination transaction or 30% or more of its consolidated assets or earnings power are sold, the Rights Plan requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, the holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will hereafter be void), will have the right to receive upon exercise that number of shares of common stock having a net value of two times the exercise price of the Right.

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

     Information about the Company's operations by geographic area is as follows (in thousands):

OPERATIONS BY GEOGRAPHIC AREA

                                     UNITED STATES   UNITED KINGDOM     MEXICO    ELIMINATIONS   CONSOLIDATED
                                     -------------   --------------     ------    ------------   ------------
YEAR ENDED DECEMBER 27, 1997
Sales to unaffiliated customers        $ 93,778         $24,966         $  914      $   --        $ 119,658
Transfer between geographic areas         3,870             --           7,325       11,195             --
                                       --------         -------         ------      -------       ---------
Total sales                            $ 97,648         $24,966         $8,239      $11,195       $ 119,658
                                       --------         -------         ------      -------       ---------
Operating profit (loss)                $(13,824)        $ 1,244         $  281      $   --        $ (12,299)
                                       --------         -------         ------      -------       ---------
Interest expense                                                                                     (1,741)
Interest income                                                                                          48
                                                                                                  ---------
Losses before taxes                                                                               $ (13,992)
                                                                                                  ---------
Identifiable assets                    $ 65,416         $15,362         $1,030      $ 7,936       $  73,872
                                       ========         =======         ======      =======       =========
YEAR ENDED DECEMBER 28, 1996
Sales to unaffiliated customers        $101,664         $23,535         $  776      $   --        $ 125,975
Transfer between geographic areas         3,739             --           6,385       10,124            --
                                       --------         -------         ------      -------       ---------
Total sales                            $105,403         $23,535         $7,161      $10,124       $ 125,975
                                       --------         -------         ------      -------       ---------
Operating profit (loss)                $ (1,680)        $ 1,077         $  342      $   --        $    (261)
                                       --------         -------         ------      -------       ---------
Interest expense                                                                                     (2,263)
Interest income                                                                                          73
                                                                                                  ---------
Losses before taxes                                                                                  (2,451)

Identifiable assets                    $ 75,535         $15,901         $1,162      $ 7,622       $  84,976
                                       ========         =======         ======      =======       =========
YEAR ENDED DECEMBER 30, 1995
Sales to unaffiliated customers        $106,267         $22,444         $  600      $   --        $ 129,311
Transfer between geographic areas         2,058             --           6,648        8,706            --
                                       --------         -------         ------      -------       ---------
Total Sales                            $108,325         $22,444         $7,248      $ 8,706       $ 129,311
                                       --------         -------         ------      -------       ---------
Operating profit                       $  2,258         $ 2,404         $  214      $   --        $   4,876
                                       --------         -------         ------      -------       ---------
Interest expense                                                                                     (2,296)
Interest income                                                                                          72
                                                                                                  ---------
Income before taxes                                                                               $   2,652
                                                                                                  ---------
Identifiable assets                    $ 80,308         $15,037         $  848      $ 6,862       $  89,331
                                       ========         =======         ======      =======       =========

Transfers between geographic areas are accounted for at cost plus 15% in 1997, 1996, and 1995, except for transfers of etched and formed foil in 1997 which were accounted for at prices intended to approximate sales to unrelated third parties. Operating profit (loss) is total sales less operating expenses which in 1997 included a special provision for environmental costs and asset write-down. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

NOTE 11 - PROVISION FOR INCOME TAXES:

                  Aerovox Incorporated -- 1997 Annual Report

                     SELECTED CONSOLIDATED FINANCIAL DATA


The provision for income taxes consists of (in thousands):

                                                      Dec. 27, 1997     Dec. 28, 1996     Dec. 30, 1995
                                                      -------------     -------------     -------------
Current:
Federal...............................................   $   --            $   --              $    6
State.................................................       --                 58                 93
Foreign...............................................       338              (118)               463
                                                         -------           -------             ------
Total Current.........................................       338               (60)               562
                                                         -------           -------             ------
Deferred:
Federal...............................................    (1,974)           (1,074)               109
State.................................................      (950)             (190)                19
Foreign...............................................        93               220                361
                                                         -------           -------             ------
Total deferred taxes..................................    (2,831)           (1,044)               489
                                                         -------           -------             ------
Provision for (benefit from) income taxes.............   $(2,493)          $(1,104)            $1,051
                                                         =======           =======             ======
Deferred income taxes arise from (in thousands):
  Environmental reserve...............................   $(2,901)          $   --              $  --
  Accelerated depreciation............................    (2,477)            1,196                906
  Net operating losses................................      (633)           (2,033)               278
  Inventory valuation.................................      (363)              577               (396)
  Allowance for doubtful accounts.....................        26                 4               (120)
  Compensation related costs..........................       286               (71)              (118)
  Warranty reserve....................................       210              (492)               --
  Other...............................................       (95)             (335)               (64)
  Tax credits.........................................       (22)              (28)                 3
  Valuation allowance.................................     3,138               138                --
                                                         -------           -------             ------
                                                         $(2,831)          $(1,044)            $  489
                                                         =======           =======             ======

Income taxes are reconciled to the United States statutory corporate tax rate as follows (in thousands)

  United States corporate tax at statutory rate........  $(4,756)          $  (832)            $  902
  Increase (decrease) arising from:
  State taxes..........................................     (934)             (190)               112
  Foreign taxes........................................       50              (218)                80
  Other................................................        9                (2)               (43)
  Change in valuation allowance........................    3,138               138                --
                                                         -------           -------             ------
                                                         $(2,493)          $(1,104)           $ 1,051
                                                         =======           =======             ======

     The components of the Company's deferred tax assets and liabilities as of December 27, 1997 and December 28, 1996 are as follows (in thousands):

                                              DECEMBER 27, 1997                 DECEMBER 28, 1996
                                          -------------------------         -------------------------
DEFERRED TAXES:                           ASSETS        LIABILITIES         ASSETS        LIABILITIES
                                          -------       -----------         ------        -----------
Net operating loss carryforwards........  $ 3,067         $  --             $2,434          $  --
Compensation related cost...............      422            --                708             --
Bad debt reserve........................      177            --                203             --
Depreciation............................      --           5,446               --            7,923
Environmental reserve...................    2,901            --                --              --
Equipment reserve.......................       66            --                199             --
Inventory reserves......................      135            --                --              228
Warranty reserves.......................      282            --                492             --
Tax credit carryforwards................    1,177            --              1,155             --
Valuation allowance.....................   (3,354)           --               (216)            --
Other...................................      512            --                284             --
                                          -------         ------            ------          ------
Total                                     $ 5,385         $5,446            $5,259          $8,151
                                          =======         ======            ======          ======

     The Company increased its valuation allowance to $3,353,900 at December 27, 1997, principally for foreign tax credits and net operating losses not expected to be realized.

     At December 27, 1997, the Company had a net operating loss carryforward of approximately $7,600,000 for tax purposes, which begin to expire in 2007. At December 27, 1997, the Company also had $1,177,000 of foreign and other tax credits which expire from 1997 to 2012.

                  Aerovox Incorporated -- 1997 Annual Report

                       REPORT OF INDEPENDENT ACCOUNTANTS

     Income (loss) before income taxes consists of the following (in thousands):

                                           Dec. 27, 1997   Dec. 28, 1996   Dec. 30, 1995
                                           -------------   -------------   -------------
United States............................    $(15,116)        $(3,393)         $  464
Foreign..................................       1,124             942           2,188
                                             --------         -------          ------
Income (loss) before income taxes........    $(13,992)        $(2,451)         $2,652

NOTE 12 - ENVIRONMENTAL MATTERS:

     The Company manufactures film capacitors and maintains its corporate offices in a building located in New Bedford, Massachusetts, which has been occupied by the Company and predecessor organizations also engaged in the manufacture of capacitors since 1938. In June 1997, the United States Environmental Protection Agency (EPA) conducted preliminary tests within the building that revealed the presence of polychlorinated biphenyls (PCBs) on surfaces within the plant. Subsequent engineering tests by independent consultants retained by the Company confirmed the presence of residual PCBs throughout the plant, which resulted from their use prior to 1978. While the Company and its expert advisors consider the PCBs to represent no threat to the health of the employees of the Company or the surrounding community, subsequent engineering studies indicated that the cost to remove PCBs within the building to the levels proscribed by the EPA and the Toxic Substances Control Act would be prohibitive. Therefore, the Company has decided, and has so informed the EPA, that it intends to vacate the building, to demolish it, and to dispose of all contaminated building materials in a legally compliant manner. Accordingly, a reserve was established and charged to income as of December 27, 1997, in the amount of $7,233,000, which the Company believes is adequate to dismantle and dispose of the building, clean equipment located within it, and to pay for related engineering, legal and professional services. Of this amount, approximately $6,000,000 has been classified as a long-term liability. Additionally, the Company wrote-off, as of December 27, 1997, the depreciated value of that building, all improvements thereto, and certain machinery and equipment which the Company believes will become surplus, abandoned, or otherwise unusable upon disposal of the building. The amount of this write-off was $5,767,000.

     On February 9, 1990, the Company entered into a settlement agreement (the "Settlement Agreement") with the United States and The Commonwealth of Massachusetts (the "governments") resolving litigation commenced by the governments in the U.S. District Court for the District of Massachusetts, on December 10, 1983 under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, commonly known as the "Superfund" legislation. The litigation concerned the alleged disposal by various defendants of polychlorinated biphenyls ("PCBs") in the Acushnet River and New Bedford Harbor. The Settlement Agreement resolved all of the governments' claim against the Company and Aerovox Industries, Inc. (a predecessor of the Company) arising out of the contamination of the Acushnet River and New Bedford Harbor with PCBs, including cleanup costs, study costs and damages to natural resources, now or hereafter incurred, except that the Settlement Agreement provides that the governments may seek damages from the Company and Aerovox Industries, Inc. for future liability in the event that such future liability arises out of unknown conditions at the site. The Company, based on information presently available, does not believe that this matter will have any further material adverse effect on the Company's financial condition.

SAFE HARBOR STATEMENT

     Statements in this report which are not historical facts, including statements about the sufficiency of the Company's liquidity, capital and reserves, and its expectation for capital and other spending in future years for the relocation of its New Bedford operation and the environmental remediation of its existing facility, are forward-looking statements. Forward-looking statements may also be made by the Company from time to time in other reports and documents as well as oral presentations. When used in written documents or oral statements, the words anticipate, believe, estimate, objective and similar expressions are intended to identify forward-looking statements.

     Such forward-looking statements are based on management's current expectations, and are subject to a number of assumptions, uncertainties and risks, many of which are beyond the Company's control, that could cause actual results and performance to differ materially from those described in the forward-looking statements. Such uncertainties and risks include, but are not limited to: the general business climate and economic conditions; conditions concerning environmental hazards not currently known to the Company; the weather; variations in foreign currency exchange rates; potential fluctuations in the Company's quarterly results; the Company's ability to profitably distribute and sell its products, including any changes in the Company's business relationships with its principal distributors; the cost and availability of raw materials; dependence on key personnel and the Company's ability to hire and retain competent employees; the unionization of the Company's non-union employees and changes in relationships with the Company's unionized employees; developments in the Company's industry; technological change; competition, and the Company's ability to manage such risks and uncertainties, introduce new products and avoid product defects and product liability, and protect its intellectual property and property rights.

     The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE 13 - FOREIGN OPERATIONS:

Summarized financial information for the Company's foreign operations is as follows (in thousands):

                                   Dec. 27, 1997      Dec. 28, 1996      Dec. 30, 1995
                                   -------------      -------------      -------------
Current assets..................      $ 9,045            $ 9,132            $ 8,876
  Non-current assets............        7,470              8,132              7,345
                                      -------            -------            -------
                                      $16,515            $17,264            $16,221
                                      -------            -------            -------
Current liabilities.............      $ 3,973            $ 2,870            $ 3,099
  Due to parent.................          238                659                338
  Long-term debt................        4,097              6,113              6,423
  Stockholders' equity..........        8,207              7,622              6,361
                                      -------            -------            -------
                                      $16,515            $17,264            $16,221
Net Sales.......................     $ 25,880            $24,311            $23,044
                                      -------            -------            -------
Net income......................      $   720            $   840            $ 1,363
                                      =======            =======            =======

                                                                     Dec. 27,    Dec. 28,    Dec. 30,    Dec. 31,    Jan. 1,
(Amounts in Thousands, Except Per Share Data)                          1997        1996        1995        1994        1994
                                                                     --------    --------    --------    --------    -------
Income statement data:
 Net sales........................................................   $119,658    $125,975    $129,311    $126,532    $115,895
 Income (loss) from operations....................................    (12,574)        143       4,666       6,262       6,944
 Income (loss) before cumulative effect of change in accounting
   for income taxes...............................................    (13,992)     (2,451)      1,601       3,024       3,737
 Cumulative effect of change in accounting for income taxes.......        --          --          --          --          --
                                                                     --------    --------    --------    --------    --------
 Net income (loss)................................................   $(11,499)   $ (1,347)   $  1,601    $  3,024    $  4,327
                                                                     ========    ========    ========    ========    ========
 Basic earning (loss) before cumulative effect of change in
   accounting for income taxes....................................   $  (2.15)   $   (.25)   $    .31    $    .60    $    .83
  Cumulative effect of change in accounting for income taxes......        --          --          --          --          .11
                                                                     --------    --------    --------    --------    --------
  Basic earning (loss) per share..................................   $  (2.15)   $   (.25)   $    .31    $    .60    $    .94
                                                                     --------    --------    --------    --------    --------
  Diluted earnings (loss) per share before cumulative effect of
    change in accounting for income taxes.........................   $  (2.15)   $   (.25)   $    .30    $    .56    $    .69
  Cumulative effect of change in accounting for income taxes......        --          --          --          --          .11
                                                                     --------    --------    --------    --------    --------
    Diluted earnings (loss) per share.............................   $  (2.15)   $   (.25)   $    .30    $    .56    $    .80
                                                                     --------    --------    --------    --------    --------
Cash dividends per share..........................................        --          --          --          --          --
                                                                     ========    ========    ========    ========    ========
Balance sheet data:
  Total assets....................................................   $ 73,872    $ 84,976    $ 89,331    $ 78,397    $ 71,733
  Long-term obligations...........................................     17,775      23,806      28,777      22,466      19,671
  Total stockholders' equity......................................     23,766      35,073      35,505      34,054      30,795


SUMMARY OF QUARTERLY RESULTS OF OPERATIONS


(Unaudited)                                                             QUARTER
                                                      ------------------------------------------
(Amounts in Thousands, Except Per Share Data)          FIRST      SECOND      THIRD      FOURTH
                                                      -------     -------    -------    --------
YEAR ENDED DECEMBER 27, 1997
Net sales..........................................   $32,616     $34,185    $26,126    $ 26,731
Gross profit.......................................     5,185       4,867      1,904       2,263
Net income (loss)..................................   $   513     $   340    $  (838)   $(11,514)
Basic earnings (loss) per share....................   $   .10     $   .06    $  (.16)   $  (2.14)
Diluted earnings (loss) per share..................   $   .10     $   .06    $  (.16)   $  (2.14)
                                                      -------     -------    -------    --------
YEAR ENDED DECEMBER 28, 1996
Net sales..........................................   $33,565     $32,439    $29,699    $ 30,272
Gross profit.......................................     5,816       1,419      4,554       4,000
Net income (loss)..................................   $   861     $(2,677)   $   301    $    168
Basic earnings (loss) per share....................   $   .16     $  (.50)   $   .06    $    .03
Diluted earnings (loss) per share..................   $   .16     $  (.50)   $   .06    $    .03
                                                      -------     -------    -------    --------

To the Board of Directors and Stockholders of Aerovox Incorporated:

     We have audited the accompanying consolidated balance sheets of Aerovox Incorporated as of December 27, 1997 and December 28, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aerovox Incorporated as of December 27, 1997 and December 28, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.


Boston, Massachusetts
February 13, 1998, except for the information presented in Note 3 for which the dates are February 27, 1998 and March 11, 1998

[LOGO OF AEROVOX]
740 Belleville Avenue
New Bedford, Massachusetts 02745-6194
www.aerovox.com