Form 10-K405, Exhibit 13
period 1999-01-02
AEROVOX INC
filed 1999-04-01
CIK 856164

                                                                    EXHIBIT 13.1

            MARKETS/APPLICATIONS                                PLANTS/TECHNOLOGIES
--------------------------------------------    --------------------------------------------------
                   MOTORS                                    NEW BEDFORD, MASSACHUSETTS
                   ------                                    --------------------------
 .  Compressors, air conditioners,                           .  Metallized polypropylene
   refrigeration, laundry equipment, pumps,                 .  Metallized polyester
   garage door openers, hospital beds                       .  Metallized paper
                                                            .  Film/foil

                  LIGHTING                                 JUAREZ, MEXICO - PLANTS 1 & 2
                  --------                                 -----------------------------
 .  Electromagnetic and electronic ballasts                  .  Aluminum electrolytics
   for fluorescent and HID fixtures, and                    .  Metallized polypropylene
   strobe lights                                            .  EMI Filters

             POWER ELECTRONICS                                  HUNTSVILLE, ALABAMA
             -----------------                                  -------------------
 .  Variable speed drives, UPS, power                        .  Etched and formed aluminum foil
   supplies, transportation, welders, motor
   speed controllers, telecommunications
   equipment, audio/visual equipment, battery
   chargers

                SPECIALTY                                        WEYMOUTH, ENGLAND
                ---------                                        -----------------
 .  Medical equipment (defibrillators, X-ray                 .  Aluminum electrolytics
   equipment), industrial equipment,                        .  Paper/film/foil
   government and university research

   Power factor correction equipment and
   systems

   Power supplies, industrial equipment,
   computer and telecommunications
   equipment and appliances

                             CORPORATE INFORMATION

DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS

Sherel D. Horsley 1
Chairman, Aerovox Inc.
Senior Vice President and Manager of Marketing, the Digital Imaging Group of Texas Instruments Incorporated

Robert D. Elliott 1, 4
President and Chief Executive Officer

John F. Brennan 1, 2
Dean, Sawyer School of Management, Suffolk University

Dennis J. Horowitz 1, 3
President and Chief Executive Officer, Wolverine Tube, Inc.

William G. Little 3, 4
President and Chief Executive Officer, Quam Nichols Company, Inc.

Benedict P. Rosen 3
Chairman and Chief Executive Officer, AVX Corporation

John L. Sprague 2, 4
President, John L. Sprague Associates

EXECUTIVE OFFICERS

Robert D. Elliott
President and Chief Executive Officer

Timothy J. Brown
Senior Vice President, Marketing and Sales

Martin Hudis
Senior Vice President, Technology Development

Ted M. Miller
Senior Vice President, Engineering and Operations

Jeffrey A. Templer
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

Committee Member
1 Executive
2 Audit
3 Compensation
4 Nominating

Corporate Office
Aerovox Inc.
740 Belleville Avenue
New Bedford, MA  02745-6194

FORM 10K/INVESTOR CONTACT

Copies of the Company's annual and quarterly reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q are available on request from the Company. Requests and other investor contacts should be directed to Jeffrey
A. Templer, Chief Financial Officer.

Internet Access

Corporate news releases, Forms 10-K and 10-Q, parts of the annual report and other information about the Company are available through Aerovox's web site on the Internet. The address is http://www.aerovox.com.
                              ----------------------

Annual Meeting

The Annual Meeting of Shareholders of Aerovox Incorporated will be held on Monday, May 3, 1999 at 11:00 a.m., at the offices of Ropes & Gray, One International Place, Room 36/1, Boston, Massachusetts 02110.

Common Stock and Dividend Information

The Company's common stock trades on The Nasdaq Stock Market(R), under the symbol ARVX. As of February 22, 1999, Aerovox had approximately 8,500 shareholders. Of that total, 6,152 were shareholders of record.

The Company currently intends to retain all earnings for use in its business and does not expect to pay dividends for the forseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq:


Common Stock Price

                        1998                       1997
                  High        Low            High        Low
-------------------------------------------------------------
First             $4.75      $3.13           $5.50      $4.25
 Quarter
Second            $3.69      $2.75           $5.38      $4.13
 Quarter
Third             $4.00      $2.75           $7.00      $4.63
 Quarter
Fourth            $3.13      $1.38           $6.13      $4.31
 Quarter

Transfer Agent and Registrar

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone: (800) 937-5449

                             FINANCIAL HIGHLIGHTS

 (Amounts in thousands, except per share data)
                                                             For The Years Ended
                                                 Jan. 2, 1999  Dec. 27, 1997   Dec. 28, 1996
OPERATING RESULTS
Net sales                                            $116,194       $119,658        $125,975
Income (loss) from operations                           2,648        (12,574)            143
Net income (loss)                                       1,786        (11,499)         (1,347)
Net income (loss) per share                              0.33          (2.15)          (0.25)

CASH FLOW
Net cash provided by operating activities            $  1,731       $  9,361        $  8,317

FINANCIAL POSITION
Total assets                                         $ 70,571       $ 71,559        $ 84,976
Long-term obligations                                  17,888         23,808          23,806
Stockholders' equity                                   25,289         23,766          35,073

                             1998 SALES BY MARKET
                              (MILLION US $116.2)

                           [PIE CHART APPEARS HERE]

Motors                                                 33%
Power Electronics                                      31%
Lighting                                               27%
Specialty                                               7%
EMI Filters                                             2%

AEROVOX is a leading manufacturer of film, paper and aluminum electrolytic capacitors. The Company sells its products worldwide, principally to original equipment manufacturers (OEMs) of electrical and electronic products. Applications include air conditioners, fluorescent and high-intensity discharge lighting fixtures, a variety of appliances, motors, power supplies, photocopiers, telecommunication, computer and medical equipment and industrial electrical equipment and systems.

The Company's manufacturing facilities are located in New Bedford, Massachusetts; Huntsville, Alabama; Weymouth, England; and Juarez, Mexico.

                              SHAREHOLDER LETTER

                         (PHOTO OF ROBERT D. ELLIOTT)

Dear Fellow Shareholders:


Last year, I defined our 1998 goals as further improving customer responsiveness by consistently achieving on-time shipping above 90%, while continuing to reduce end-to-end lead times. I told you we would cut operating expenses and overhead costs. I informed you of our decision to relocate our New Bedford facility to a modern, cost-efficient building in the near future. Also, I explained we would be converting to a fully operational, year 2000-compliant information system throughout the Company.

I'm proud of the accomplishments we've made in 1998, as we met the challenges laid before us.

                           IMPROVED CUSTOMER SERVICE
                           -------------------------

On-time delivery, a key element in satisfying our customers, has been a focal point for improvement for the past two years. At year-end 1996, our company-wide on-time delivery level sat at an unacceptable 62%. At the close of 1997, we were able to improve that average to 83%. Due to a continued cooperative effort at all locations and improvements in manufacturing processes, 1998 year-end company-wide on-time deliveries averaged 90% and are climbing, with shorter end-to-end lead times. So, not only are we meeting our commitments to our customers, we are now promising much shorter lead times than we were two years ago.

A particularly noteworthy accomplishment was made at our electrolytic operation in Juarez, which had been plagued with manufacturing and delivery problems for several years. During the second half of 1998, this plant consistently performed at or above 95% on-time deliveries, a vast improvement over the disturbing 25% of 1996. It is encouraging to see this facility servicing customers in such a manner.

                                 COST REDUCTION
                                 --------------

In 1998, we continued to take aggressive cost reduction measures to further improve profitability. These cost cutting initiatives, which began in 1996, were evident in our year-end financial results for 1998. Gross margin rates improved to 17.3%, from 14.1% a year ago, and gross margin dollars increased by over $3 million, despite a $3.4 million drop in sales.

We are streamlining the business by carefully rationalizing our products and selectively exiting the production of less profitable lines. We are reorganizing and redesigning our products, processes, plants and people as we streamline the business and eliminate waste in all areas. These on-going efforts are clearly visible at the gross margin line.

The reduction in fixed costs is expected to continue as we relocate our New Bedford, Massachusetts operations into a new, modern, cost-effective facility in the nearby New Bedford Industrial Park. Last year, I explained that for a combination of environmental and cost-efficiency reasons, we decided to vacate the plant rather than attempting an expensive and unlikely remediation of our nearly 100 year-old multi-story building.

At this point, the site, which contained abandoned manufacturing buildings, has been cleared and is being prepared for new construction. Groundbreaking is now scheduled for the second quarter 1999 on a 130,000 square foot, single-story facility. We're expecting the construction portion of the project to last about seven months, with the actual relocation phase taking three to five months. The entire New Bedford operation should be completely relocated by the end of the first half of 2000.

The transfer to a new facility in New Bedford signifies the Company's commitment to the future and dedication to our employees. In a new single-level plant, we will be able to make additional improvements to manufacturing processes and operating efficiencies, reduce overhead expenditures and retain our valuable people.

Our company-wide conversion to a state-of-the-art, year-2000 compliant, enterprise resource planning system is nearing completion. We have successfully implemented the new system at three of our five locations, plus corporate functions, with the remaining two manufacturing sites scheduled to come on-line in the second quarter of 1999. All accounting systems are now operating on the new year-2000 compliant system.

                           TURNING TOWARD THE FUTURE
                           -------------------------

The past two years have been spent rebuilding the foundation of this great Company. We now have a strong management team in place, committed to growing shareholder value by rapidly providing the best quality products and services to our customers at the lowest possible costs. We are focused on doing this better than anyone else in our industry.

Building on our work to date, we now have a company-wide initiative underway called "Two in 2000". This continues very specific goals for further improvement in the speed and quality of our customer responsiveness, and additional improvements in working capital management.

Now that the foundation is fixed and improving, we can, and are, turning more time and attention to growth issues: new account development, more effective sales and marketing programs, new product development and new business partnerships.

As I write this, we have recently announced our intention to purchase the capacitor products of Compania General de Electronica, S.A. (CGE) of Mexico City. We are very excited about our two companies combining forces. Mr. Enrique Sanchez Aldunate, the President and principal owner of CGE, together with his entire team, has built a strong, nimble, competitive organization. We look forward to Enrique and his colleagues joining our Aerovox team.

This combination will make Aerovox the largest supplier of motor start capacitors in the world and will strengthen our overall aluminum electrolytic business. CGE's strong presence in Mexico and throughout Latin America will open new opportunities for all Aerovox products. The other capacitor lines of CGE are additive and complementary to those we currently market. We expect our joining with CGE is just the beginning of a new Aerovox, growing both through internal development and through newly created partnerships with others.

On your behalf, I would like to express sincere appreciation to the members of your Board of

Directors. They are a group of devoted individuals who have worked closely and diligently with your management team, as we have dealt with several difficult issues during the past two to three years.

Thank you for your continued support and interest. Your entire management team and Board of Directors look forward with excitement as we move a revitalized Aerovox into the next Millennium.

Sincerely,

Robert D. Elliott
President and Chief Executive Officer

                                EXECUTIVE TEAM


                           (PHOTO OF EXECUTIVE TEAM)


(from left to right: Ted Miller, Martin Hudis, Jeff Templer, Bob Elliott, Graham Yates, Tim Brown)

Ted Miller                         "1998 was a year in which the cost of goods sold was
Senior Vice President,             slashed by over 3%.  At the same time, lead times
Engineering                        continued to shrink and on-time deliveries improved at all
                                   North American plants."

Martin Hudis                       "The development of both low cost and modern dry capacitor
Senior Vice President,             technology, which will provide the foundation for a new
Technology Development             line of dry capacitors for line frequency and pulsing
                                   applications, was a major accomplishment in 1998."

Jeff Templer                       "In 1998, we developed a comprehensive model of the cost
Chief Financial Officer            structure of our manufacturing process that will enable us to drive costs down over the next several years.
                                   Additionally, we were able to achieve our goal of
                                   converting our information systems to a efficient,
                                   state-of-the-art, Year 2000 compliant ERP system."

Graham Yates                       "During 1998, BHC Aerovox improved on its 1997
Managing Director                  performance, despite extremely difficult trading
BHC Aerovox Ltd.                   conditions."

Tim Brown                          "In the past year, we made great improvements in our
Senior Vice President,             customer service posture, including new application
Marketing and Sales                engineering resources in major product areas and improved
                                   order entry and expediting capabilities."

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS


Statements concerning the Company's anticipated performance including future revenues, costs and profits, or about the development of the Company's markets, made through this Annual Report, may be deemed forward-looking statements. Such statements are based on the current assumptions of Aerovox management, which are believed to be reasonable. However, they are subject to significant risks and uncertainties, including, but not limited to the important factors described under "Certain Factors That May Affect Future Results" that could cause actual results to differ materially from those described in the forward-looking statements.


RESULTS OF OPERATIONS

The table below depicts significant components from the statement of operations as percentages of net sales.

                                                   For Fiscal Years
                                                -----------------------
                                                 1998    1997     1996
                                                ------  -------  ------
Net sales                                       100.0%   100.0%  100.0%
Cost of sales                                    82.7%    85.9%   85.2%
Gross profit                                     17.3%    14.1%   14.8%
Selling, general and administrative expenses     15.0%    13.8%   14.7%
Income from operations                            2.3%  (10.5)%    0.1%

Fiscal year 1998 ended on January 2, 1999, and included 53 weeks. Fiscal years 1997 and 1996 included 52 weeks. The additional week in 1998 was required to comply with Company policy that the fiscal year end on the Saturday nearest to
December 31.   Because the additional week included in 1998 was the week between the Christmas and New Year holiday, during which shipping activity is historically slow and included only three shipping days, the Company believes the effect on sales and income from operations was immaterial.

1998 VERSUS 1997

Sales
-----

Consolidated net sales for 1998 were $116.2 million versus $119.7 million in 1997, a decline of 2.9%. Sales of products manufactured by the Company's North American business units declined 5.3%, to $89.7 million in 1998 from $95.0 million in 1997; whereas, net sales at BHC Aerovox increased 6.0% to $26.5 million in 1998 from $25.0 million in 1997. The decline in net sales was due to declining prices in the electrical equipment and appliances markets served by both the North American and European operations of the Company, the loss of several key customers for the Company's line of microwave and motor run capacitors, as well as the elimination of the Power Factor Correction Systems ("PFC") business in the second half of the year. Price erosion experienced by BHC Aerovox was overcome by increases in sales of certain electrolytic capacitors used in power electronics applications.

In general, the Company's sales are seasonal, with the first two quarters having higher shipping rates due mainly to seasonal production schedules among OEM manufacturers of air conditioning equipment. The strength and variation of these seasonal patterns vary from year to year depending upon weather and other conditions. During 1998, the Company experienced sharply lower demand in the first two quarters as compared to 1997, and year-to-date sales at June 28, 1998 were lower by $5.0 million than sales for the same period of the prior year. During the second half of the 1998, sales increased by $1.6 million over those of the last six months of 1997, due mainly to weather related demand for air conditioning equipment in the United States.

Gross Profit
------------

Gross profit on sales increased to $20.1 million in 1998 from $16.9 million in 1997 as a result of a significant cost reduction effort, which began in the fourth quarter of 1997 and continued throughout 1998. Declining prices noted above offset the positive impact of the cost reductions by approximately $3.0 million.

Research and Development
------------------------

Expenditures for research, product development and engineering charged to selling, general, and administrative expense aggregated $2.5 million and $2.7 million for 1998 and 1997, respectively. Prior to fiscal 1998, these costs were included with cost of sales on the statement of operations, and presentation of those years results have been restated to provide comparability.

Selling, General and Administrative
-----------------------------------

Selling, general and administrative expenses increased to $15.0 million in 1998 from $13.8 million in 1997, primarily due to $0.8 million of expenses related to the implementation of new information systems throughout the Company, which address improvement of the planning and control systems of the Company as well as compliance with Year 2000 computing.

Interest Expense
----------------

Interest expense for 1998 of $1.5 million was lower by $0.2 million compared to 1997 as a result of more favorable interest rates and a lower average outstanding balance on the Company's lines of credit and outstanding term loans.

Other Income
------------

The $1.2 million increase in other income to $1.5 million in 1998 from $0.3 million in 1997 resulted primarily from the sale of the Company's PFC business to a unit of General Electric Company. This business entailed the assembly of capacitor and other component into systems sold to large industrial consumers of electrical power. The Company remains in the business of manufacturing capacitors used in power factor systems. A gain on the sale of $0.9 million was recorded in the third quarter of 1998. An increase in royalty income from licensees and foreign currency exchange losses account for the remaining $0.2 million increase in other income.

Provision for Income Taxes
--------------------------
The provision for income taxes included credits against deferred tax accounts of $0.8 million and taxes currently payable of $37,000.



1997 VERSUS 1996

Sales
-----

Consolidated net sales for 1997 were $119.7 million versus $126.0 million in 1996, a decline of 5.0%. Sales of products manufactured by the Company's North American business units declined 7.3%, to $95.0 million in 1997 from $102.4 million in 1996. Although North American business unit sales were ahead of the prior year through the second quarter of 1997, revenues fell sharply during the second half of 1997. The causes of this decline were partially offset by an increase in the sale of aluminum electrolytic foil and aluminum electrolytic capacitors.

Sales by the Company's UK capacitor manufacturing subsidiary, BHC Aerovox Ltd., increased 6.1% to $25.0 million 1997 from $23.5 million in 1996, primarily due to increases in shipments of microwave oven capacitors from a new production line which began operations in mid-1996.

Gross Profit
------------

Gross profit on sales declined to $16.9 million in 1997 from $18.6 million in 1996. As a percentage of sales, gross profit declined to 14.1% in 1997 from 14.8% in 1996. This decline resulted from lower prices, and lower volumes during the second half of 1997. Gross profits were further negatively impacted by increased manufacturing overhead of $1.1 million incurred in connection with the realignment of certain production lines in the Company's New Bedford plant.

Research and Development
------------------------

Expenditures for research, and product development and engineering charged to selling, general, and administrative expense aggregated $2.7 million and $2.8 million for 1997 and 1996, respectively. Prior to fiscal 1998, these costs were included with cost of sales on the statement of operations, and presentation of those years results have been restated to provide comparability.

Selling, General and Administrative
-----------------------------------

Selling, general and administrative expenses declined to $13.8 million in 1997 from $15.6 million in 1996. $0.5 million of the decline was attributable to lower commissions paid to independent sales agents on lower sales volumes. The remainder of the change resulted from special charges incurred in 1996 that did not recur in 1997.

In the fourth quarter of 1997, the Company recorded a provision of $13.0 million for environmental costs, plant remediation and impairment of assets. The provision included a reserve for environmental remediation and associated consulting, legal and engineering costs of $7.2 million, resulting from the identification of PCB contamination in the New Bedford plant, and the Company's consequent decision to vacate that facility. In addition, building and building improvements, and equipment expected to be abandoned in connection with this closure were written off. The effect of this write-off on income from operations, included in the provision was $5.8 million.

Interest Expense
----------------

Interest expense for 1997 of $1.7 million was lower by $0.5 million compared to 1996. The Company made scheduled principal repayments of $2.7 million during 1997, and additional principal repayments of $4.7 million.

Other Income
------------

Other income increased $0.6 million to $0.3 million in 1997 from a loss of $0.3 million in 1996. The improvement was the result of increased royalty income from licenses, as well as lower foreign currency exchange losses.

Provision for Income Taxes
--------------------------

The provision for income taxes included credits against losses during the period of $5.7 million, less certain state, local and foreign taxes, and increases in reserves against deferred tax assets of $3.1 million. These reserves were deemed necessary due to the historical variability of operating earnings, and the timing of expirations of tax credits and operating loss carry forwards.


LIQUIDITY AND CAPITAL RESOURCES

Working capital, calculated as total current assets less total current liabilities at January 2, 1999 was $13.5 million compared to $15.2 million at the end of fiscal 1997. The decrease was due to reclassification of balances outstanding at end of fiscal year 1998 under certain bank lines as current liabilities which had been categorized as long-term liabilities at the end of the prior year, reflecting the terms of new credit arrangements entered into subsequent to the end of fiscal 1998. (See Note 3 to the Company's 1998 Consolidated Financial Statements.) Excluding the current portion of short term debt, working capital increased during 1998 from $17.1 million to $20.8 million. Current ratio was 1.84 at year-end 1998 and 1.82 at year-end 1997. Net accounts receivable and days sales outstanding in accounts receivable were unchanged year-end to year-end. Inventories increased by $1.7 million during 1998 primarily due to build up of finished goods in anticipation of customer orders in the fourth quarter. Net cash provided by operating activities in 1998 totaled $1.7 million compared to $9.4 million in 1997 and $8.3 million in 1996.

The Company invested approximately $2.8 million in capital assets in 1998 compared to $2.7 million in 1997 and $3.3 million in 1996. Of these totals, investment in capital assets at BHC Aerovox was $1.6 million, $0.6 million and $0.9 million, respectively.

The Company's Revolving Credit Agreement, as amended on September 28, 1998, provides for a credit line of $21.8 million to the Company, including 4.4 million British Pounds ($7.3 million at year-end exchange rates) to BHC Aerovox Ltd. ("BHC"), a wholly-owned subsidiary in the United Kingdom. The agreement, which extends to May 31, 1999, also includes various interest rate options which, for fiscal 1998, have varied from 7.05% to 8.50% on an annualized basis. The bank has indicated to the Company their intention to renew the credit line under similar terms, although they have not committed to do so. The Company believes that other lenders will be willing to enter into similar credit arrangements with the Company should the present lending bank decline to renew the credit line. The security for this line of credit is accounts receivable and inventories and a Company guarantee for the UK loan. The outstanding balance of loans at fiscal years ended January 2, 1999, and December 27, 1997, was $14.5 million and $12.7 million, respectively. (See Note 3 to the Company's 1998 Consolidated Financial Statements.) Net availability under this line at January 2, 1999 was $5.9 million.

On February 22, 1999, BHC Aerovox entered into an agreement with a bank which provides for 1) a ten-year mortgage on real property in the amount of 500,000 British Pounds, 2) a five-year loan secured by machinery and equipment in the amount of 1,000,000 British Pounds, and 3) an "Overdraft" credit line allowing borrowings in British Pounds, European Currency Units, or US Dollars up to equivalent of 2,500,000 British Pounds. It is the Company's intention to use these new credit arrangements to repay existing bank debt of BHC, and to fund future working capital needs of that company.

The Company also has a term line of credit with an equipment financing company with an outstanding balance at the end of 1998 of $2.3 million compared to an outstanding balance at the end of 1997 of $3.8 million. These loans, secured by equipment at the Company's New Bedford facility, have five-year terms and carry annual interest rates varying from 7.16% to 8.13%. The Company was in violation of certain financial covenants at January 2, 1999 for which it received a waiver from the lender. (See Note 3 to the Company's 1998 Consolidated Financial Statements.)

On February 26, 1999, the Company amended its agreement with this lender. Under this amendment, the balances outstanding at that date were repaid and additional funds borrowed under a new promissory note and security agreement in the amount of $9.0 million, payable monthly over six years, and bearing interest at a rate of 7.8%. Principal payments due under that note in 1999 are $1.3 million, and $1.5 million per year thereafter. The additional funds borrowed of $6.8 million were used to pay down the balance due under the Company's revolving credit agreement.

Other long-term debt of the Company consists of an Industrial Revenue Bond maturing on July 1, 2002, with an annual interest rate of 7.42% and quarterly payments on the principal. The outstanding balance at fiscal year-end 1998 was $1.8 million versus a balance at year-end 1997, of $2.2 million.

Cash at January 2, 1999, totaled $1.1 million compared to $0.7 million at December 27, 1997. In 1998, the Company received $1.6 million in cash, net of $0.4 million of expenses, from the sale of the Company's Power Factor Correction Systems business.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March, 1998, the Accounting Standards Board issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company plans to adopt the SOP in the fiscal year ending January 1, 2000. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. Management has determined that the effect of the SOP 98-1 will be immaterial to the Company's consolidated financial position, results of operations and cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter. The Company has yet to determine its date of adoption. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted through fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has determined that SFAS 133 will have an immaterial effect on the Company's consolidated financial statements.


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Year 2000
----------

Many currently operational computer systems, software products and other equipment utilizing microprocessors are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. This situation is commonly referred to as the "Year 2000 issue".

The Company is currently involved in implementing a year 2000-compliant, state-of-the-art enterprise resource planning ("ERP") system (the "Millennium Project") to be completed by the second quarter of 1999. In regards to the Year 2000 issue, the Millennium Project is focused on two objectives: 1) the software and systems used in the Company's internal business; and 2) the software and systems of the Company's customers and third-party suppliers. The Company's products have no date-oriented functionality and, therefore, pose no risks to customers with respect to the Year 2000 issue.

The new ERP system is now operational in two of the Company's four North American plants, as well as in BHC. The remaining two plants in North America will implement the system by the second quarter of 1999. In the event that the final phase is not completed by the end of the second quarter of 1999, management believes there will be sufficient time remaining to complete the Millennium Project as intended prior to the year 2000.

During 1998, the Company expensed $0.8 million ($0.9 million project-to-date at January 2, 1999) on the Millennium Project and was approximately 85% complete with the project tasks. In addition to addressing the Year 2000 issue, the system is expected to improve operating efficiencies, customer service levels and product costing data. It is therefore impossible to distinguish how much of the cost of implementation can be attributed to the Year 2000 issue versus the cost of implementing a more up-to-date and functional information system.

Satisfactorily addressing the Year 2000 issue is dependent on many factors, some of which are not completely within the Company's control. Should the Company's internal systems or the internal systems of one or more significant suppliers or customers fail to achieve year 2000 compliance, the Company's business and its results of operations could be adversely affected.

Environmental Status
--------------------

In June 1997, the United States Environmental Protection Agency (EPA) conducted tests that revealed the presence of polychlorinated biphenyls (PCBs) on surfaces within the Company's New Bedford plant. While the Company and its expert advisors consider the PCBs to represent no threat to the health of the employees of the Company or the surrounding community, subsequent engineering studies indicated that the cost to remove PCBs within the building to the levels proscribed by the EPA and the Toxic Substances Control Act would be prohibitive. Therefore, the Company decided, and informed the EPA, that it intends to vacate the building, to demolish it, and to dispose of all contaminated building materials in a legally compliant manner. Accordingly, the Company wrote-off, as of December 27, 1997, the undepreciated value of that building, all improvements thereto, and certain machinery and equipment, and a reserve was established and charged to income as of December 27, 1997, in the amount of $7.2 million, which the Company believes is adequate to dismantle and dispose of the building, clean equipment located within it, and to pay for related engineering, legal and professional services. Of this amount, $0.4 million was expended during 1998 for such legal and professional services. During 1998, the EPA approved the Company's plan to dismantle and dispose of the building, and the Company is currently engaged in discussions with the EPA regarding the timing of the planned dismantling and disposal activity.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     For The Years Ended
  (Amounts in thousands, except per share data)                    Jan. 2, 1999         Dec. 27, 1997         Dec. 28, 1996
  Net sales                                                        $    116,194        $    119,658           $   125,975
  Cost of sales                                                          96,062             102,731               107,356
                                                                   ------------------------------------------------------
  Gross profit                                                           20,132              16,927                18,619
  Research and development                                                2,492               2,708                 2,830
  Selling, general and administrative expenses                           14,992              13,793                15,646
  Provision for environmental costs, plant                                   --              13,000                    --
    remediation, and impairment of assets
                                                                    -----------------------------------------------------
  Income (loss) from operations                                           2,648            (12,574)                   143
  Other income (expense):
      Interest expense                                                   (1,530)             (1,741)               (2,263)
       Other income (expense)                                             1,520                 323                  (331)
                                                                    -----------------------------------------------------
  Income (loss) before income taxes                                       2,638            (13,992)                (2,451)
  Provision for (benefit from) income taxes                                 852             (2,493)                (1,104)
                                                                    -----------------------------------------------------
  Net income (loss)                                                 $     1,786        $   (11,499)           $    (1,347)
                                                                    =====================================================
  Earnings (loss) per share - basic and diluted                     $      0.33        $     (2.15)           $     (0.25)
                                                                    =====================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                  ACCUMULATED
                                                       ADDITIONAL                    OTHER             TOTAL
                                            COMMON      PAID-IN      RETAINED    COMPREHENSIVE      STOCKHOLDERS'    COMPREHENSIVE
(Amounts in thousands)                      STOCK       CAPITAL      EARNINGS    Profit (LOSS)         EQUITY        INCOME (LOSS)
Balances at December 30, 1995               $ 5,299     $   769      $ 30,128        $ (691)          $  35,505
     Net loss                                    --          --        (1,347)           --              (1,347)       $  (1,347)
     Proceeds from employee stock                16          73            --            --                  89
     purchase plan and exercise of
     stock options (16,254 shares)
     Foreign currency translation                --          --            --           826                 826              826
                                                                                                                       ---------
           Comprehensive loss                                                                                          $    (521)
                                            -------------------------------------------------------------------        =========
Balances at December 28, 1996                 5,315         842        28,781           135              35,073
                                            -------------------------------------------------------------------
     Net loss                                    --          --       (11,499)           --             (11,499)       $ (11,499)
     Proceeds from employee stock                69         195            --            --                 264
     purchase plan and exercise of
     stock options (69,384 shares)
     Foreign currency translation                --          --            --           (72)                (72)             (72)
                                                                                                                       ---------
           Comprehensive loss                                                                                          $ (11,571)
                                            -------------------------------------------------------------------        =========
Balances at December 27, 1997                 5,384       1,037        17,282            63              23,766
                                            -------------------------------------------------------------------
       Net income                                --          --         1,786            --               1,786        $   1,786
        Proceeds from employee stock              9          22            --            --                  31
        purchase plan and exercise of
        stock options (8,842 shares)
     Foreign currency translation                --          --            --          (294)               (294)            (294)
           Comprehensive income                                                                                        $   1,492
                                            -------------------------------------------------------------------        ---------
Balances at January 2, 1999                 $ 5,393     $ 1,059      $ 19,068        $ (231)        $    25,289
                                            ===================================================================

  The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)                                                    JAN. 2, 1999        DEC. 27, 1997
-------------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash                                                                        $  1,149             $    693
  Accounts receivable, net of allowance for doubtful
     accounts of $606 in 1998 and $617 in 1997                                  14,220               14,249
  Inventories                                                                   19,906               18,176
  Prepaid expenses and other current assets                                        566                  637
                                                                     --------------------------------------
     Total current assets                                                       35,841               33,755
Property, plant and equipment, at cost:
  Land                                                                             290                  303
  Buildings and improvements                                                     3,197                3,190
  Machinery and equipment                                                       63,351               60,830
                                                                     --------------------------------------
                                                                                66,838               64,323
     Less accumulated depreciation and amortization                            (36,338)             (32,060)
                                                                     --------------------------------------
                                                                                30,500               32,263
Deferred income taxes                                                            4,146                5,385
Other assets                                                                        84                  156
                                                                     --------------------------------------
     Total assets                                                             $ 70,571             $ 71,559
                                                                     ======================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                            $  9,490             $ 10,351
  Accrued compensation and related expenses                                      3,048                2,887
  Other accrued expenses                                                         2,374                3,030
  Current maturities of long-term debt                                           7,376                1,909
  Income taxes                                                                      84                  362
                                                                     --------------------------------------
     Total current liabilities                                                  22,372               18,539
Deferred income taxes                                                            5,022                5,446
Industrial revenue bond                                                          1,292                1,750
Long-term debt less current maturities                                           9,916               14,973
Reserve for environmental costs and plant remediation                            6,033                6,033
Deferred compensation                                                              647                1,052

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized; none issued                                                        --                   --
  Common stock; $1.00 par value; 20,000,000 shares authorized;
     5,393,221 and 5,384,379  shares issued and outstanding                      5,393                5,384
  Additional paid-in capital                                                     1,059                1,037
  Retained earnings                                                             19,068               17,282
  Accumulated other comprehensive profit (loss)                                   (231)                  63
                                                                     --------------------------------------
     Total stockholders' equity                                                 25,289               23,766
                                                                     --------------------------------------
     Total liabilities and stockholders' equity                               $ 70,571             $ 71,559
                                                                     ======================================

   The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                     FOR THE YEARS ENDED
(Amounts in thousands)                                            JAN. 2, 1999           DEC. 27, 1997         DEC. 28, 1996
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                                      $ 1,786               $ (11,499)              $(1,347)
Adjustments to reconcile net income (loss) to cash provided
 by operating activities:
  Provision for bad debts                                                   --                      --                    50
  Depreciation and amortization                                          4,366                   4,602                 4,673
  Environmental cost, plant remediation and write-                          --                  13,000                    --
   down of impaired assets
  Gain on sale of business unit                                           (949)                     --                    --
  Loss on disposal of assets                                                --                     349                    --
  Deferred income taxes                                                    833                  (2,801)               (1,104)
Changes in operating assets and liabilities:
  Accounts receivable                                                     (371)                  1,819                 3,822
  Inventories                                                           (1,912)                  2,682                 3,052
  Prepaid expenses                                                          82                     408                    38
  Accounts payable                                                        (790)                  2,045                (3,069)
Accrued compensation and related expenses                                   55                    (244)                  326
  Other accrued expenses                                                (1,097)                 (1,131)                2,183
  Income taxes payable                                                    (272)                    131                  (307)
                                                            ----------------------------------------------------------------
Net cash provided by operating activities                                1,731                   9,361                 8,317
                                                            ----------------------------------------------------------------

Cash flows from investing activities:
  Proceeds from sale of business unit                                    2,000                      --                    --
  Acquisition of property, plant and equipment                          (2,785)                 (2,661)               (3,348)
  Other                                                                   (400)                    147                   666
                                                            ----------------------------------------------------------------
Net cash used in investing activities                                   (1,185)                 (2,514)               (2,682)
                                                            ----------------------------------------------------------------

Cash flows from financing activities:
  Proceeds from employee stock purchase plan and
     exercise of stock options                                              30                     264                    89
  Net borrowings (repayments) under line of credit                       1,855                  (4,616)               (3,387)
  Long-term borrowings                                                                             946                 1,500
  Payments of long-term debt                                            (1,861)                 (3,646)               (3,481)
                                                            ----------------------------------------------------------------
Net cash provided by (used in) financing activities                         24                  (7,052)               (5,279)
                                                            ----------------------------------------------------------------

Effects of exchange rate on cash                                          (114)                     34                   (65)
                                                            ----------------------------------------------------------------
Increase (decrease) in cash                                                456                    (171)                  291
Cash at beginning of year                                                  693                     864                   573
                                                            ----------------------------------------------------------------
Cash at end of year                                                    $ 1,149                $    693               $   864
                                                            ================================================================
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                               $ 1,530                $  1,733               $ 2,263
                                                            ================================================================
  Cash paid during the year for income taxes                           $   398                $    461               $   582
                                                            ================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to conform to the 1998 presentation.

FISCAL YEAR

The Company uses a fiscal calendar, which normally includes 52 weeks, and ends on the Saturday nearest to December 31. In 1998, the fiscal calendar included 53 weeks ending on Saturday, January 2, 1999, the Saturday nearest to December 31. Fiscal years 1997 and 1996 ended on December 27 and December 28, respectively, and each included 52 weeks.

TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities of all foreign subsidiaries are translated at period-end rates of exchange, and income statement accounts are translated at average rates of exchange. Resulting translation adjustments are recorded as a separate component of stockholders' equity, "Accumulated other comprehensive profit
(loss)."

CASH

Cash consists of cash on hand.

FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company in the management of foreign currency exposures to reduce commodity and financial market risk and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities, or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items. The Company does not enter into derivative transactions for speculative purposes.

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

Depreciation and amortization expense was approximately $4,366,000, $4,602,000, and $4,673,000 for 1998, 1997, and  1996, respectively.

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

RESEARCH AND DEVELOPMENT

Expenditures for research, and product development and engineering were $2,492,000, $2,713,000 and $2,830,000 for 1998, 1997 and 1996, respectively.

ENVIRONMENTAL REMEDIATION COSTS

The Company accrues for costs associated with environmental remediation obligations when such expenditures are probable and reasonably estimable. Accruals for estimated costs of environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NET INCOME (LOSS) PER SHARE (BASIC AND DILUTED)

Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year, calculated under the treasury stock method.

Options to purchase 743,375 shares of common stock at prices ranging from $3.00 to $9.625 per share were outstanding at January 2, 1999 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.

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

NEW PRONOUNCEMENTS

In March 1998, the Accounting Standards Board issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company plans to adopt the SOP in the fiscal year ending January 1, 2000. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. Management has determined that the effect of the SOP 98-1 will be immaterial to the Company's consolidated financial position, results of operations and cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter. The Company has yet to determine its date of adoption. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted through fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has determined that SFAS 133 will have an immaterial effect on the Company's consolidated financial statements.

NOTE 2 - INVENTORIES:

Inventories consist of the following (in thousands):

                          JANUARY 2, 1999                DECEMBER 27, 1997
                    DOMESTIC   FOREIGN    TOTAL    DOMESTIC   FOREIGN    TOTAL
                    ------------------------------------------------------------
Raw materials       $  7,309   $ 2,528   $ 9,837   $  7,697   $ 2,060   $ 9,757
Work in process        1,935       276     2,211      2,450       343     2,793
Finished goods         7,021       837     7,858      4,914       712     5,626
                    ------------------------------------------------------------
                    $ 16,265   $ 3,641   $19,906   $ 15,061   $ 3,115   $18,176
                    ------------------------------------------------------------

NOTE 3 - DEBT:

The Company maintains a Revolving Credit Agreement (the "Agreement") with a bank, which, as amended, provides a credit line of approximately $22 million to the Company, including a 4,400,000 British Pounds ($7,302,000 at year-end exchange rates) line of credit to BHC Aerovox, Ltd. ("BHC"), a wholly-owned subsidiary of the Company. Amendment Seven to the Agreement was issued on September 28, 1998, adjusting financial covenants which require the Company to maintain certain interest coverage ratios. Had this covenant not been amended, the Company would have been in violation at the end of the third and fourth quarters of 1998. The lender waived, as of that date, its rights to accelerate payment on that loan for financial covenant violations of certain tangible net worth, earnings and cash flow covenants. This debt is collateralized by inventory and accounts receivable.

Interest on the credit line is at the bank's prime rate payable in arrears on the outstanding loan balance. The Company has the option to convert from a bank base rate loan into a Eurodollar Loan at the then Eurodollar (LIBOR) rate plus 1 3/4 percentage points. The Company also has the option to convert up to $4,000,000 of loans to a Bankers' Acceptance facility at interest rates equal to the per annum average discount rate quoted to the bank on the date of request for such facility plus 1 1/2% per annum. The Agreement matures on May 31, 1999. The bank has indicated to the Company their intention to renew the credit line under similar terms, although they have not committed to do so. The Company believes that other lenders will be willing to enter into similar credit arrangements with the Company should the present lending bank decline to renew the credit line. A commitment fee, equal to one-quarter percent per annum will be charged on the unused portion of the total commitment. At January 2, 1999, borrowings outstanding under this Agreement were $14,506,000, including 3,194,000 British Pounds ($5,284,000 at year-end exchange rates); and at December 27, 1997 the amount was $12,693,000, including 2,440,000 British Pounds ($4,097,000 at year-end exchange rates). Net availability under this line at January 2, 1999 was $5,900,000.

On February 22, 1999, BHC Aerovox entered into an agreement with a bank which provides for 1) a ten-year mortgage on real property in the amount of 500,000 British Pounds, 2) a five-year loan secured by machinery and equipment in the amount of 1,000,000 British Pounds, and 3) an "Overdraft" credit line allowing borrowings in British Pounds, European Currency Units, or US Dollars up to equivalent of 2,500,000 British Pounds. It is the Company's intention to use these new credit arrangements to repay existing bank debt of BHC, and to fund future working capital needs of that company.

A ten-year Industrial Revenue Bond was issued by the Massachusetts Industrial Finance Agency in

July 1982 to finance the acquisition of equipment. The bond was transferred to another purchaser in June 1992. Interest at the rate of 12.5% per annum through June 1992 and 7.42% per annum thereafter and principal are payable monthly commencing July 1, 1992 to July 1, 2002. The amount of each installment is calculated on an assumed ten-year amortization schedule. $458,000 of principal is payable in 1999. On January 2, 1999 and December 27, 1997, the bond balance outstanding under this agreement was $1,750,000 and $2,175,000, respectively.

Other long-term debt of the Company consists of a term line of credit agreement with an equipment financing company in the amount of $10,000,000, collateralized by certain equipment. Payments of principal and interest are due monthly. At January 2, 1999, borrowings outstanding under this agreement were $2,328,000 at annualized interest rates ranging from 7.16% to 8.13%, and maturing at various dates through the year 2002; and at December 27, 1997, $3,764,000 at annualized interest rates ranging from 7.36% to 8.18%. The agreement contains several financial covenants requiring the Company to maintain certain ratios regarding debt, equity, and interest costs. The Company was in violation of those covenants on January 2, 1999. The lender waived, on February 10, 1999, its right to accelerate payment of this debt for violations of these financial covenants.

On February 26, 1999, the Company amended its agreement with the equipment financing company noted above. Under this amendment, the balances outstanding at that date were repaid and additional funds borrowed under a new promissory note and security agreement in the amount of $9,000,000, payable monthly over six years, and bearing interest at a rate of 7.8%. Principal payments due under that note in 1999 are $1,250,000, and $1,500,000 per year thereafter.

Total maturities of long-term debt over the next five years are:


        YEAR
        ------------------------------------------------------
        1999                                      $  7,376,000
        2000                                         2,405,000
        2001                                         2,440,000
        2002                                         2,185,000
        2003                                         1,912,000
        Thereafter                                   2,266,000

NOTE 4 - SALE OF BUSINESS UNIT

On July 29, 1998, the Company sold its Power Factor Correction ("PFC") Systems business to a unit of General Electric Company. The PFC unit manufactured and sold equipment used to enhance the efficient use of power by large industrial plants. Proceeds from the sale were $2,000,000. Included in income for the third quarter was a gain of $949,000 on the sale of the business.


NOTE 5 - OTHER ACCRUED EXPENSES:

Other accrued expenses consist of the following at January 2, 1999 and December 27, 1997 (in thousands):

                                           1998                     1997
                                         --------------------------------
Warranty                                 $  654                   $  840
Duty                                        550                      370
Environmental cost and
  plant remediation                         730                    1,200
Other                                       440                      620
                                         --------------------------------
                                         $2,374                   $3,030
                                         --------------------------------


NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company leases manufacturing space, equipment and software under various non-cancelable operating leases. Rental expense amounted to $1,717,000 in 1998, $1,721,000 in 1997, and $1,672,000 in 1996. On January 2, 1999, future minimum annual rental payments under all leases are as follows:

                 YEAR
                 ----------------------------------------------------
                 1999                                $1,154,560
                 2000                                $  842,213
                 2001                                $  760,952
                 2002                                $  708,390
                 2003                                $  612,008
                 Thereafter                          $  524,940


The Company leases, and in turn sublets, office space in North Dartmouth, Massachusetts. Since rental income from the sublease substantially offsets rental expense under the lease, the future minimum annual rental payments above exclude payments related to those offices.

The Company is self-insured for workers' compensation benefits for some of its employees. The amounts charged to expense for workers' compensation were $359,000 in 1998, $352,000 in 1997, and $307,000 in 1996, based upon reported claims and estimates of claims incurred but not reported.

The Company is also self-insured for a portion of health care costs not covered by insurance for some of its US employees. The Company is liable for claims up to $150,000 per employee and aggregate claims up to a maximum of $1,875,000 (based on average monthly enrollment) for 1998. Costs accrued are based upon reported claims and estimates of claims incurred but not reported. The amount charged to expense for health care costs, which includes paid claims, individual and aggregate stop/loss coverage and administrative fees, less employee contributions, was $1,816,000 in 1998, $1,867,000 in 1997, and $1,883,000 in
1996.

NOTE 7 - FINANCIAL INSTRUMENTS

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

At January 2, 1999 the Company held foreign currency forward contracts with costs totaling approximately $1,509,000 (910,000 British Pounds Sterling).
These contracts matured on various dates through February, 1999.   The fair
value of these contracts at January 2, 1999 $1,523,000.

At December 27, 1997, the Company held foreign currency forward contracts with costs totaling approximately $485,000 (289,000 British Pounds Sterling). These
contracts matured on December 29, 1997.   The fair value of these contracts at
December 27, 1997 $371,000.

NOTE 8 - INCENTIVE AND OTHER PLANS:
STOCK INCENTIVE PLAN

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

A total of 950,000 shares of common stock have been reserved by the board of directors and may be issued under the Plan to full or part-time officers and other key employees of the Company and its subsidiaries. The Plan limits the terms of awards to ten years and prohibits the granting of awards more than ten years after the effective date of the Plan. The Plan permits the granting of non-transferable stock options that qualify as incentive stock options (ISOs) for United States Federal income tax purposes and options that do not so qualify. The exercise price of each option may not be less than 100% of the fair market value, or 110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company, on the date of grant in the case of ISOs and not less than 50% of the fair market value in the case of non-qualified options. The term of each option is fixed by the board of directors but may not exceed ten years from the date of grant (five years in the case of a 10% shareholder) with respect to ISOs and ten years and a day with respect to non-qualified options.

In the event of termination of employment by reason of retirement, disability or death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

Each option becomes exercisable at the rate of 20% per year beginning on the first anniversary of the date of grant and expires ten years from the date of grant. Information for fiscal years, 1998, 1997, and 1996, with respect to the Plan, is as follows:

                                           1998                           1997                          1996
                                 SHARES    WEIGHTED AVERAGE     SHARES    WEIGHTED AVERAGE    SHARES    WEIGHTED AVERAGE
                                            EXERCISE PRICE                 EXERCISE PRICE                 EXERCISE PRICE
Outstanding at beginning
    of year                     471,000        $5.59           500,000          $5.59         446,000          $5.57
Granted                         239,000        $3.48            67,000          $4.50         140,000          $6.80
Exercised                            --           --           (61,500)         $3.00          (7,000)         $3.00
Canceled                        (66,500)       $4.55           (34,500)         $8.01         (79,000)         $7.88
                              ---------------------------------------------------------------------------------------
Outstanding at end of year      643,500        $4.91           471,000          $5.59         500,000          $5.59
                              =======================================================================================
Options exercisable at
    year-end                    265,300        $5.50           257,300          $4.95         293,000          $4.46
                              =======================================================================================
Options available for
 future grant                   117,000                        289,500                        322,000
                              =======================================================================================

  The following table summarizes information about stock options outstanding at January 2, 1999:

                                               OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
                          NUMBER                    WEIGHTED               WEIGHTED               NUMBER               WEIGHTED
EXERCISE PRICE        OUTSTANDING AT            AVERAGE REMAINING          AVERAGE              EXERCISABLE AT            AVERAGE
    RANGE             JANUARY 2, 1999           CONTRACTUAL LIFE        EXERCISE PRICE       JANUARY 2, 1999          EXERCISE PRICE
$3.00 - $4.50                404,500                    7.0                   $3.57             121,700                   $3.38
$4.51 - $6.75                105,000                    6.2                   $5.97              60,000                   $5.91
$6.76 - $9.00                134,000                    6.3                   $8.16              83,600                   $8.32
-------------------------------------------------------------------------------------------------------------------------------
$3.00 - $9.00                643,500                    6.7                   $4.91             265,300                   $5.51
===============================================================================================================================

     NON-STATUTORY STOCK OPTION AWARD AGREEMENT

     On September 1, 1996, an officer of the Company was awarded an option to purchase 50,000 shares of Aerovox common stock, bearing an exercise price of $6.00 per share. The option is exercisable at the rate of 20% per year and expires ten years from the date of grant. On January 2, 1999, options for 20,000 shares were exercisable under this agreement.

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

     Information for fiscal years 1998, 1997, and 1996, with respect to the Directors Plan, is as follows:

                                             1998                            1997                              1996
                                           WEIGHTED AVERAGE                WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE      SHARES        EXERCISE PRICE
Outstanding at
  beginning of year             43,875                $6.00     34,375                $6.41     31,665             $6.14
Granted                          6,000                $3.50      9,500                $4.50      6,000             $6.50
Exercised                           --                   --         --                   --         --                --
Canceled                            --                   --         --                   --     (3,290)
                               -------------------------------------------------------------------------------------------
Outstanding at end of year      49,875                $5.70     43,875                $6.00     34,375             $6.41
                               ===========================================================================================
Options exercisable at
  year-end                      43,875                $6.00     34,375                $6.42     26,539             $6.29
                               ===========================================================================================
Options available
  future grant                  18,292                          24,292                          33,792
                               ===========================================================================================

     The following table summarizes information about stock options outstanding at January 2, 1999:


                                      OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
                      NUMBER           WEIGHTED AVERAGE     WEIGHTED AVERAGE         NUMBER         WEIGHTED AVERAGE
EXERCISE PRICE    OUTSTANDING AT           REMAINING            EXERCISE         EXERCISABLE AT         EXERCISE
    RANGE         JANUARY 2, 1999      CONTRACTUAL LIFE          PRICE           JANUARY 2, 1999         PRICE
$3.00 - $4.50          24,125               5.8                   $3.79               18,125              $3.88
$4.51 - $6.75          11,500               5.9                   $6.54               11,500              $6.54
$6.76 - $9.63          14,250               5.7                   $8.27               14,250              $8.27
                  ---------------------------------------------------------------------------------------------------
                       49,875               5.8                   $5.70               43,875              $6.00
                  ===================================================================================================

ACCOUNTING FOR STOCK OPTIONS

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") describes a "fair value" method for calculating the effect of options granted on the reported earnings of the Company. This method uses certain historical data regarding outstanding options and the price history of a company's shares in a mathematical model to determine the hypothetical value of the option had it been sold in the open securities market rather than granted to the plan participant. This is in contrast to the valuation method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), which calculates the value at the date of grant as the difference, if any, between the exercise price and the market price of the shares on that date.

Calculated in accordance with SFAS 123, the weighted average fair value at date of grant for options granted in 1998, 1997 and 1996 was $2.09, $2.83 and $3.83 per option, respectively. The fair value of these options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions for 1998, 1997 and 1996: risk-free interest rates as of the grant dates from 5.13% to 7.14%; no dividend yields; a volatility factor of the expected market price of the Company's common stock of 38.28%, 33.82%, and 30.97%, respectively; and a weighted average expected life of the options of 9.79, 9.81 , and 9.87 years, respectively.

As allowed by SFAS 123, the Company elected the disclosure-only alternative, and continues to calculate and report net income and net income per share according to APB 25 for employee and director stock-based compensation. Had compensation cost for the Company's 1998, 1997, and 1996 grants for stock-based employee and director compensation plans been determined using the fair value method as prescribed by SFAS 123, the Company's net income, and net income per share for those years would approximate the pro forma amounts below (in thousands except for per share data).

                                        JANUARY 2, 1998          DECEMBER 27, 1997        DECEMBER 28, 1996
                                         AS         PRO          AS            PRO          AS         PRO
                                      REPORTED     FORMA      REPORTED        FORMA      REPORTED     FORMA
  Net income (loss)                     $1,786     $1,673     $(11,499)     $(11,784)    $(1,347)    $(1,493)
  Basic earnings (loss)
   per share                            $ 0.33     $ 0.31     $  (2.15)     $  (2.20)    $ (0.25)    $ (0.28)
  Diluted earnings (loss)
   per share                            $ 0.33     $ 0.31     $  (2.15)     $  (2.20)    $ (0.25)    $ (0.28)

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the pro forma effect on net income in future years because these pro forma calculations do not take into consideration grants made prior to 1995.

EMPLOYEE STOCK PURCHASE PLAN

In 1989, the Company established the Employee Stock Purchase Plan (the "ESPP") under which 100,000 shares of common stock were reserved for purchase by employees. The ESPP provides for the sale of common stock at the average of the reported high and low sales prices of the stock on the last business day of the accounting period each month. Common stock purchases are paid through regular payroll deductions of up to 10% of eligible compensation plus Company payments equal to 5% of the participant's payment plus an additional 1% for each full year of continuous employment with the Company since January 1, 1973, up to a maximum of 20% of the participant's payment. In 1998, 1997, and 1996, 8,842, 7,884, and 9,254 shares, respectively, were sold under the ESPP. There were 5,092 shares qualified for future sale on January 2, 1999.

CHANGE OF CONTROL SEVERANCE BENEFITS

The Company has severance agreements with certain key employees which provide that if, within 24 months following a change in control (as defined in the severance agreements), the Company were to terminate the employee's employment other than for cause or the employee were to terminate his employment for reasons specified in the agreements, the employee would receive amounts of up to three times that person's annual base salary plus target bonus for such year without deduction for any amounts previously paid under the bonus plan. The agreements also provide for the immediate vesting of bonus awards, stock options and similar awards, the immediate payment of deferred compensation amounts and the continuation of certain benefits. The maximum contingent liability under these agreements on January 2, 1999 was approximately $2,496,000.

PROFIT-SHARING SAVINGS PLAN

The Company maintains a Profit-Sharing Savings Plan ("PSSP") which covers substantially all domestic employees with at least six months of service. Under the PSSP, each employee can elect to make a pre-tax contribution to the PSSP of not less than 3% and not more than 15% of qualified compensation, of which up to the first 8% is eligible for a Company match. The Company makes regular contributions to the PSSP on behalf of each participating employee in an amount which, together with any forfeitures during the PSSP year, is equal to each employee's voluntary contribution up to a maximum aggregate contribution of 6% of the pre-tax income of the Company, as defined, or 50% of the aggregate pre-tax contributions of the participating employees, or 50% of the first 8% of the aggregate pre-tax contribution of the participating employees. The Company's subsidiary in the United Kingdom maintains a plan covering its eligible employees wherein Company contributions are made on the basis of the individual's age and amount of contribution. Expense under these plans amounted to $639,000 in 1998, $506,000 in 1997, and $471,000 in 1996.

DEFERRED SUPPLEMENTAL SAVINGS PLAN

The Company has a Deferred Supplemental Savings Plan under which certain key employees may defer a percentage of their compensation equal to the difference between pre-tax amounts of compensation eligible to be contributed to the PSSP and amounts actually eligible for contributing to the PSSP under Section 401k of the Revenue Code of the United States. Under the Deferred Supplemental Savings Plan, the Company will make a matching contribution in an amount equal to the matching contribution which would have been made if such contribution had been made under the PSSP. Expense related to the Deferred Supplemental Savings Plan amounted to $85,000 in 1998, $85,000 in 1997, and $252,000 in 1996.

CONSULTING AGREEMENTS

The Company has Consulting, Non-Competition and Confidentiality Agreements with two former executives. Under the Agreements, which expire on December 28, 2006, the executives are paid an aggregate of $160,000 per year.

NOTE 9 - PREFERRED STOCK:

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

On January 2, 1999, 55,000 shares of Series A Preferred were reserved for issuance for stock purchase rights (see Note 10). No such rights have become exercisable and no shares of Series A Preferred have been issued.

NOTE 10 - PREFERRED SHARE PURCHASE RIGHTS:

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

NOTE 11 - SEGMENT INFORMATION:

The Company is engaged in one operating segment, the manufacture of capacitors and EMI filters. The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" during the fourth quarter of 1998. Statement No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products, services and geographic areas.

Information about the Company's operations by geographic area is as follows (in thousands):

     OPERATIONS BY GEOGRAPHIC AREA:

                                      UNITED              UNITED
                                      STATES             KINGDOM             MEXICO          ELIMINATIONS         CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 2, 1999
Sales to unaffiliated customers       $ 89,348            $26,465              $  381          $                     $116,194
Transfer between geographic areas        3,981                  -               7,073           (11,054)                    -
                                    -----------------------------------------------------------------------------------------
Total sales                           $ 93,329            $26,465              $7,454          $(11,054)             $116,194
                                    =========================================================================================
Operating profit (loss)               $    872            $ 1,474              $  302          $      -              $  2,648
Interest expense                                                                                                       (1,530)
Interest income                                                                                                         1,520
                                    -----------------------------------------------------------------------------------------
Income before income taxes                                                                                           $  2,638
                                    =========================================================================================
Identifiable assets                   $ 60,166            $16,569              $1,806          $ (7,970)             $ 70,571
                                    =========================================================================================
YEAR ENDED DECEMBER 27, 1997
Sales to unaffiliated customers       $ 93,778            $24,966              $  914          $      -              $119,658
Transfer between geographic areas        3,870                  -               7,325           (11,195)                    -
                                    -----------------------------------------------------------------------------------------
Total sales                           $ 97,648            $24,966              $8,239           (11,195)             $119,658
                                    =========================================================================================
Operating profit (loss)               $(13,824)           $ 1,244              $  281          $      -              $(12,299)
Interest expense                                                                                                       (1,741)
Interest income                                                                                                            48
                                    -----------------------------------------------------------------------------------------
Loss before income taxes                                                                                             $(13,992)
                                    =========================================================================================
Identifiable assets                   $ 63,103            $15,362              $1,030          $ (7,936)             $ 71,559
                                    =========================================================================================
YEAR ENDED DECEMBER 28, 1996
Sales to unaffiliated customers       $101,664            $23,535              $  776          $      -              $125,975
Transfer between geographic areas        3,739                  -               6,385           (10,124)                    -
                                    -----------------------------------------------------------------------------------------
Total sales                           $105,403            $23,535              $7,161           (10,124)             $125,975
                                    =========================================================================================
Operating profit                      $ (1,680)           $ 1,077              $  342          $      -              $   (261)
Interest expense                                                                                                       (2,263)
Interest income                                                                                                            73
                                    -----------------------------------------------------------------------------------------
Loss before income taxes                                                                                             $ (2,451)
                                    =========================================================================================
Identifiable assets                   $ 75,535            $15,901              $1,162          $ (7,622)             $ 84,976
                                    =========================================================================================


     Transfers between geographic areas are accounted for at cost plus 15% in 1998, 1997, and 1996, except for transfers of etched and formed foil in 1998 and 1997 which were accounted for at prices intended to approximate sales to unrelated third parties. Operating profit (loss) is total sales less operating expenses which in 1998 included a special gain on the sale of certain assets related to a product line, and in 1997 included a special provision for environmental costs and asset write-down. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

NOTE 12 - PROVISION FOR INCOME TAXES:
The provision for income taxes consists of (in thousands):

                                                               JAN. 2, 1999          DEC. 27, 1997          DEC. 28, 1996
-----------------------------------------------------------------------------------------------------------------------------
CURRENT:
Federal                                                           $(315)                 $     -               $
State                                                                                          -                    58
Foreign                                                             352                      338                  (118)
                                                        ---------------------------------------------------------------------
Total Current                                                        37                      338                   (60)
DEFERRED:
Federal                                                             691                   (1,974)               (1,074)
State                                                               124                     (950)                 (190)
Foreign                                                                                       93                   220
                                                        ---------------------------------------------------------------------
Total deferred taxes                                                815                   (2,831)               (1,044)
                                                        ---------------------------------------------------------------------
Provision for (benefit from) income taxes                         $ 852                  $(2,493)              $(1,104)
                                                        =====================================================================
Deferred income taxes arise from (in thousands):
       Environmental reserve                                      $ 350                  $(2,901)              $     -
  Accelerated depreciation                                         (355)                  (2,477)                1,196
  Net operating losses                                               42                     (633)               (2,033)
  Inventory valuation                                               (25)                    (363)                  577
  Allowance for doubtful accounts                                     4                       26                     4
  Compensation related costs                                        162                      286                   (71)
  Warranty reserve                                                   74                      210                  (492)
  Other                                                             509                      (95)                 (335)
  Tax credits                                                       133                      (22)                  (28)
  Valuation allowance                                               (79)                   3,138                   138
                                                        ---------------------------------------------------------------------
                                                                  $ 815                  $(2,831)              $(1,044)
                                                        =====================================================================
Income taxes are reconciled to the United States
 statutory corporate tax rate as follows (in thousands):
  United States corporate tax at statutory rate                   $ 897                  $(4,756)              $  (832)
  Increase (decrease) arising from:
  State taxes                                                       124                     (934)                 (190)
  Foreign taxes                                                    (193)                      50                  (218)
  Other                                                             103                        9                    (2)
  Change in valuation allowance                                     (79)                   3,138                   138
                                                        ---------------------------------------------------------------------
                                                                  $ 852                  $(2,493)              $(1,104)
                                                        =====================================================================

The components of the Company's deferred tax assets and liabilities as of January 2, 1999 and December 27, 1997 are as follows (in thousands):


                                                            JANUARY 2, 1999                       DECEMBER 27, 1997
     DEFERRED TAXES:                                    ASSETS         LIABILITIES          ASSETS            LIABILITIES
     --------------------------------------------------------------------------------------------------------------------
     Net operating loss carryforwards                   $ 3,025            $    --           $ 3,067               $   --
     Compensation related cost                              261                 --               422                   --
     Allowance for doubtful accounts                        173                 --               177                   --
     Depreciation                                            --              5,091                --                5,446
     Environmental reserve                                2,551                 --             2,901                   --
     Equipment reserve                                       --                 --                66                   --
     Inventory reserves                                     160                 --               135                   --
     Warranty reserves                                      208                 --               282                   --
     Tax credit carry forwards                            1,043                 --             1,177                   --
     Valuation allowance                                 (3,275)                --            (3,354)                  --
     Other                                                                     (69)              512                   --
                                                      -------------------------------------------------------------------
     Total                                              $ 4,146            $ 5,022           $ 5,385               $5,446
                                                      ===================================================================

The change in valuation allowance is due to the expiration of foreign tax credits. At January 2, 1999, the Company had a net operating loss carry-forward of approximately $7,534,000 for tax purposes, which begin to expire in 2007. At January 2, 1999, the Company also had $1,043,000 of foreign and other tax credits which expire from 1999 to 2012.

NOTE 13 - ENVIRONMENTAL MATTERS:

The Company manufactures film capacitors and maintains its corporate offices in a building located in New Bedford, Massachusetts, which has been occupied by the Company and predecessor organizations also engaged in the manufacture of capacitors since 1938. In June 1997, the United States Environmental Protection Agency (EPA) conducted preliminary tests within the building that revealed the presence of polychlorinated biphenyls (PCBs) on surfaces within the plant. Subsequent engineering tests by independent consultants retained by the Company confirmed the presence of residual PCBs throughout the plant, which resulted from their use prior to 1978. While the Company and its expert advisors consider the PCBs to represent no threat to the health of the employees of the Company or the surrounding community, subsequent engineering studies indicated that the cost to remove PCBs within the building to the levels proscribed by the EPA and the Toxic Substances Control Act would be prohibitive. Therefore, the Company has decided, and has so informed the EPA, that it intends to vacate the building, to demolish it, and to dispose of all contaminated building materials in a legally compliant manner. Accordingly, a reserve was established and charged to income as of December 27, 1997, in the amount of $7,233,000, which the Company believes is adequate to dismantle and dispose of the building, clean equipment located within it, and to pay for related engineering, legal and professional services. Of this amount, $6,033,000 has been classified as a long-term liability. Additionally, the Company wrote-off, as of December 27, 1997, the depreciated value of that building, all improvements thereto, and certain machinery and equipment which the Company believes will become surplus, abandoned, or otherwise unusable upon disposal of the building. The amount of this write-off was $5,767,000. During 1998, the EPA approved the Company's plan to dismantle and dispose of the building, and the Company is currently engaged in discussions with the EPA regarding the timing of the planned dismantling and disposal activity.

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

NOTE 14 - FOREIGN OPERATIONS:
Summarized financial information for the Company's foreign operations is as follows (in thousands):

                                               JANUARY 2,     DECEMBER  27,   DECEMBER 28,
                                                  1999           1997            1996
------------------------------------------------------------------------------------------
Current assets                                   $10,122           $ 9,045        $ 9,132
Non-current assets                                 7,826             7,470          8,132
                                                -----------------------------------------
                                                 $17,948           $16,515        $17,264
                                                =========================================
Current liabilities                              $ 5,808           $ 3,138        $ 2,126
Due to parent                                        428               238            659
Deferred income taxes                                824               835            744
Long-term debt                                     2,465             4,097          6,113
Stockholders' equity                               8,423             8,207          7,622
                                                -----------------------------------------
                                                 $17,948           $16,515        $17,264
                                                =========================================
Net sales                                        $26,846           $25,880        $24,311
                                                =========================================
Net income                                       $ 1,005           $   720        $   840
                                                =========================================

SELECTED CONSOLIDATED FINANCIAL DATA

                                                         JAN. 2,    DEC. 27,     DEC. 28,       DEC. 30,     DEC. 31,
(Amounts in thousands, except per share data)             1999        1997        1996           1995         1994
--------------------------------------------------------------------------------------------------------------------------
Income statement data:
  Net sales                                              $116,194    $119,658     $125,975      $129,311    $126,532
  Income (loss) from operations                             2,648     (12,574)         143         4,666       6,262
  Net income (loss)                                         1,786     (11,499)      (1,347)        1,601       3,024
  Basic earning (loss) per share                             0.33       (2.15)       (0.25)         0.31       0.60
  Diluted earnings (loss) per share                          0.33       (2.15)       (0.25)         0.30       0.56
Balance sheet data:
  Total assets                                           $ 70,571    $ 71,559     $ 84,976      $ 89,331    $ 78,397
  Long-term obligations                                    17,888      23,808       23,806        28,777      22,466
  Total stockholders' equity                               25,289      23,766       35,073        35,505      34,054

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

(Unaudited)                                                                       QUARTER
(Amounts in thousands, except per share data)                  First         SECOND         THIRD         FOURTH
-----------------------------------------------------------------------------------------------------------------
Year Ended January 2, 1999
  Net sales                                                    $29,528       $32,228       $27,384       $ 27,054
  Gross profit                                                   5,227         6,168         4,538          4,199
  Net income                                                       325           748           550            163
  Earnings per share - basic and diluted                          0.06          0.14          0.10           0.03
YEAR ENDED DECEMBER 27, 1997
  Net sales                                                    $32,616       $34,185       $26,126       $ 26,731
  Gross profit                                                   5,923         5,641         2,495          2,868
  Net income (loss)                                                513           340          (838)       (11,514)
  Earnings (loss) per share - basic and diluted                   0.09          0.06         (0.16)         (2.14)

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AEROVOX INCORPORATED:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aerovox Incorporated (the "Company") at January 2, 1999 and December 27, 1997 and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


                                         PricewaterhouseCoopers LLP (signed)

Boston, Massachusetts
February 23, 1999, except for certain
information presented in Note 3 for which the date is February 26, 1999

(Aerovox Logo)

740 Belleville Avenue
New Bedford, Massachusetts  02745-6194
www.aerovox.com
---------------