Form 10-K, Exhibit 13
period 2000-01-01
AEROVOX INC
filed 2000-03-31
CIK 856164

Aerovox 1999 Annual Report                                          Exhibit 13.1

                            Markets & Applications

Aerovox CAPACITORS are components in:

MOTORS

Compressors, air conditioners, refrigerators, laundry equipment, pumps, garage door openers, hospital beds

LIGHTING

Electromagnetic and electronic ballasts for fluorescent and HID fixtures and strobe lights

POWER ELECTRONICS

Variable speed drives, uninterruptible power systems (UPS), telecommunication equipment, audio/visual equipment, battery chargers

SPECIALTY MARKETS

Medical equipment (defibrillators, X-ray equipment), lasers and industrial equipment

Power Factor Correction equipment and systems

Power supplies, computer and telecommunication equipment and appliances

Aerovox EMI FILTERS are components in:

Telecommunication equipment, medical equipment, industrial equipment, encryption equipment and white goods appliances.

                          Aerovox Worldwide Locations

                          NEW BEDFORD, MASSACHUSETTS
               Corporate Headquarters and Manufacturing Facility

                              HUNTSVILLE, ALABAMA
                                Foil Operations

                                JUAREZ, MEXICO
                               Aerovox de Mexico

                              MEXICO CITY, MEXICO
                               Aerovox de Mexico

                               WEYMOUTH, ENGLAND
                               BHC Aerovox Ltd.

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

Enrique Sanchez Aldunate
Senior Vice President, Aerovox Inc.
President, Aerovox de Mexico

Executive Officers

Robert D. Elliott
President and Chief Executive Officer

Timothy J. Brown
Senior Vice President, Marketing and Sales

Martin Hudis
Senior Vice President, Technology Development

F. Randal Hunt
Vice President, Finance and Corporate Controller

Ted M. Miller
Senior Vice President, Engineering and Operations

Enrique Sanchez Aldunate
Senior Vice President, Aerovox Inc.
President, Aerovox de Mexico

Graham Yates
Sr. Vice President, Aerovox Inc.
Managing Director, BHC Aerovox Ltd.

Committee Member
/1/ Executive
/2/ Audit
/3/ Compensation
/4/ Nominating

Corporate Office

Aerovox Inc.
740 Belleville Avenue
New Bedford, MA  02745-6194

Form 10K/Investor Contact

Copies of the Company's annual and quarterly reports filed with the Securities and Exchange Commission on Form 10-K and Form 10-Q are available on request from the Company. Requests and other investor contacts should be directed to F. Randal Hunt, Vice President, Finance and Corporate Controller.

Internet Access

Corporate news releases, Forms 10-K and 10-Q, parts of the annual report and other information about the Company are available through Aerovox's web site on the Internet. The address is http://www.aerovox.com.
                             ----------------------
Annual Meeting

The Annual Meeting of Shareholders of Aerovox Incorporated will be held on Tuesday, May 2, 2000 at 11:00 a.m., at the offices of Ropes & Gray, One International Place, Room 36/1, Boston, Massachusetts 02110.

Common Stock and Dividend Information

The Company's common stock trades on The Nasdaq Stock Market(R), under the symbol ARVX. As of February 28, 2000, Aerovox had approximately 8,500 shareholders. Of that total, 5,946 were shareholders of record.

The Company currently intends to retain all earnings for use in its business and does not expect to pay dividends for the forseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq:

Common Stock Price
                   1999                 1998
              High      Low        High      Low
------------------------------------------------
First        $3.00    $2.06       $4.75    $3.13
Quarter
Second       $3.00    $2.06       $3.69    $2.75
Quarter
Third        $3.23    $2.28       $4.00    $2.75
Quarter
Fourth       $3.25    $2.25       $3.13    $1.38
Quarter

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005 Phone: (800) 937-5449

Aerovox is a leading manufacturer of film, paper and aluminum electrolytic capacitors. The Company sells its products worldwide, principally to original equipment manufacturers ("OEMs") of electrical and electronic products. Applications include air conditioners, fluorescent and high-intensity discharge lighting fixtures, a variety of appliances, motors, power supplies, photocopiers, telecommunication, computer and medical equipment and industrial electrical equipment and systems.

The Company's manufacturing facilities are located in New Bedford, Massachusetts; Huntsville, Alabama; Weymouth, England; and Juarez and Mexico City, Mexico.

Financial Highlights

(Amounts in thousands, except per share data)

                                                        For Fiscal Years
                                               1999         1998        1997
                                               -----------------------------
Operating Results
Net sales                                   $ 110,438    $ 116,194   $ 119,658
Income (loss) from operations                  (2,273)       2,648     (12,574)
Net income (loss)                              (3,471)       1,786     (11,499)
Net income (loss) per share                     (0.64)        0.33       (2.15)

Cash Flow
Net cash provided by operating activities   $   5,938    $   1,731   $   9,361

Financial Position
Total assets                                $  70,520    $  70,571   $  71,559
Long-term obligations                          21,344       17,888      23,808
Redeemable common stock                         2,546           --          --
Stockholders' equity                           22,206       25,289      23,766

1999 Sales by Market                                 (millions U.S.$  $110.5)

                             [GRAPH APPEARS HERE]

Motors: 39% Power Electronics: 31% Lighting: 24% Specialty: 4% EMI Filters: 4%

                            Letter to Shareholders


Dear Fellow Shareholders,

Persistence, determination and strategic thinking....all qualities needed to put together a jigsaw puzzle. Deciding how those small pieces interlock to produce a complete picture can be challenging, at times frustrating, but when successful, always rewarding.

The revitalization of Aerovox over the last three years has been much like working on a jigsaw puzzle. We laid out every part of the business, evaluated how each contributes to the company, determined where each belongs, and in some cases, located a few missing pieces. 1999 was a year in which the final pieces of the puzzle were identified and positioned for final placement.

We have repeatedly stressed the importance of utilizing key metrics such as on-time deliveries and end-to-end lead times to measure our responsiveness to customers. I am proud to report that in 1999, company-wide on-time deliveries averaged over 95% with continually shortening lead times. As a result, customer satisfaction is much improved and Aerovox was awarded supplier performance awards from several major customers during the year.

The use of modern flow manufacturing techniques and internal pull systems are now widely used throughout all of our plants. The new methods have been largely successful due to the commitment and drive of our dedicated people. In addition, the collaboration between our company and our key customers and suppliers to adopt these techniques has been effective. Overall, these new systems are working, as they have helped to improve our responsiveness to customers while reducing company-wide inventory levels.

A three-year re-capitalization project at BHC Aerovox Ltd., our subsidiary in the United Kingdom, is now nearing completion. Since 1996, we have invested several million dollars in the future of BHC by purchasing new, flexible-automation production equipment to improve manufacturing consistency, customer response times and to lower costs. Although our European subsidiary faced weak market conditions and therefore, did not perform as well financially as expected in 1999, the new investments have demonstrated positive results. When the European market rebounds, BHC Aerovox will be well positioned to lead the industry.

Construction is well underway on our new plant in New Bedford, Massachusetts. The facility, which will also house our corporate headquarters, is slated to be completed during the third quarter. A phased move will follow, with manufacturing areas shifting production at staggered times throughout the fourth quarter. The transition is scheduled to be complete by the end of 2000.

The new building will allow us to further improve operational efficiencies and to retain our highly-skilled and experienced workforce, a crucial piece to the success of our company.

In April 1999, we completed the purchase of Compania General de Electronica of Mexico City. The acquisition represented an integral piece of the puzzle for which we had been searching. This lean, efficient operation made Aerovox the largest supplier of motor start capacitors in the world and opened up key markets in Latin America. The integration of CGE into Aerovox sales, marketing and manufacturing efforts has been a smooth combination, with both of our teams welcoming the opportunity to work together.

As importantly, the addition of CGE, now known as Aerovox de Mexico, has allowed us to re-align our North American operations. As we announced last summer, we are currently undergoing a restructuring effort in which our two plants in Juarez are being consolidated into one. In addition, all North American production of motor start capacitors has been shifted from Juarez to Mexico City.

By the end of 2000, Aerovox will operate five streamlined and more fully utilized plants, ranging in size from 90,000 to 140,000 square feet. Each location has room for expansion, so while we have improved efficiencies, we have not hindered our ability to grow.

There is a changing culture present within our company. Not only do we have a solid management team and experienced Board of Directors guiding Aerovox into the 21st century, but our adoption of a "shared leadership" philosophy throughout the company has also taken hold. Our organization is more dynamic, more fluid and quicker to react to the changing needs of the markets we serve.

Our people are more involved than ever before in making decisions which affect how we operate the business. They are being challenged at higher levels, sharing their ideas and contributing to their full potential. Cooperation between teams has resulted in significant improvements being made in the entire supply chain - from customers to suppliers. With this team spirit and commitment as our foundation, I am excited about what lies ahead for Aerovox.

As we look to the future, we realize that the "fix it" phase in the recent history of Aerovox is nearing completion. We must now remain focused on what will lead to financial growth.

We are currently as good as our best competitors, but that is not enough. We need to be, and will be, much better than the others in our industry. We will continue to focus on expanding our strong customer base. As a customer-driven supplier, with customer satisfaction as our paramount priority, we will continue to earn higher share in our markets.

We also realize that in as competitive an industry as this, significant growth of our company will come through strategic partnerships and acquisitions. We will continue to search for sound investment opportunities and economically worthwhile ventures that will benefit the business and increase shareholder value.

We have great people at Aerovox, committed to doing what our customers want better than anyone else knows how. Through their enthusiasm, innovation, persistence and determination, we will prevail as the preeminent supplier in our selected markets.

Thank you for your continued support.

Sincerely,
Robert D. Elliott
President and Chief Executive Officer

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

Results of Operations

The table below depicts significant components from the statements of operations as percentages of net sales.

                                                                        For Fiscal Years
                                                            1999              1998             1997
Net sales                                                  100.0%            100.0%           100.0%
Cost of sales                                               82.1%             82.7%            85.9%
Gross profit                                                17.9%             17.3%            14.1%
Research and development                                     2.0%              2.1%             2.3%
Selling, general and administrative expenses                13.2%             12.9%            11.5%
Provision for environmental charges                           --                --             10.9%
Provision for restructuring costs                            4.8%               --               --
Income (loss) from operations                               (2.1)%             2.3%            (10.5)%

Fiscal years 1999 and 1997 included 52 weeks. Fiscal year 1998 included 53 weeks. The additional week in 1998 was required to comply with Company policy that the fiscal year end on the Saturday nearest to December 31. Because the additional week included in 1998 was the week between the Christmas and New Year holiday, during which shipping activity is historically slow and included only three shipping days, the Company believes the effect on sales and income from operations was immaterial.

1999 versus 1998

Sales
Consolidated net sales for 1999 were $110.4 million versus $116.2 million in 1998, a decline of 5.0%. Net sales at BHC Aerovox Ltd. ("BHC"), a wholly owned subsidiary in the United

Kingdom, decreased 18.9% to $21.5 million in 1999 from $26.5 million in 1998 due principally to weak demand in Europe. Management believes that the Company has maintained its market share in Europe and that the Company and its competitors experienced a broad decline within the markets into which we sell our capacitors.

Sales of products manufactured in North America decreased by 0.9%, to $88.9 million in 1999 from $89.7 million in 1998. An increase in net sales attributable to the newly acquired Mexico City business in April was essentially offset by the Company's exit from several unprofitable product lines and customers, as well as by declining prices in the electrical equipment and appliance markets. Additionally, the sale of the Power Factor Correction Systems ("PFC") business in the third quarter of 1998 contributed to decreased sales in this year-to-year comparison.

In general, the Company's sales are seasonal, with the first two quarters having higher shipping rates due mainly to seasonal production schedules among OEM manufacturers of air conditioning equipment. The strength and variation of these seasonal patterns vary from year to year depending upon weather and other conditions.

Gross Profit
Excluding inventory write-offs relating to restructuring activities of $0.3 million, gross profit on sales increased to $20.2 million (18.3% of net sales) in 1999 from $20.1 million (17.3% of net sales) in 1998 as a result of a significant cost reduction effort which began in the fourth quarter of 1997 and continued throughout 1999.

During 2000 the Company will close one of its three manufacturing facilities in Mexico and relocate its New Bedford operation from a turn-of-the-century textile mill building into a state-of-the-art, single-floor manufacturing facility, also in New Bedford. These moves are expected to reduce overall manufacturing space by approximately 350,000 square feet and result in further reductions in operating expense while maintaining ample floor space for current and projected manufacturing demand.

Research and Development
Expenditures for research, product development and engineering totaled $2.2 million and $2.5 million for 1999 and 1998, respectively. The decrease resulted from the aforementioned cost reduction efforts.

Selling, General and Administrative
Selling, general and administrative expenses decreased to $16.8 million in 1999 from $17.5 million in 1998, primarily due to lower spending on Year 2000 projects and the impact of the cost reduction programs mentioned above. This was accomplished simultaneously with the integration of the newly acquired business in Mexico City.

Provision for Restructuring Costs
During the fourth quarter of 1999 the Company recorded pre-tax restructuring charges totaling $5.7 million related to the consolidation of three plants in Mexico to two, closure of foil processing operations in England, exit from a capacitor product line in North America and write-down of manufacturing equipment in New Bedford, which has been abandoned and will not be moved to the new facility. The provision for restructuring costs reflects the initiation of the final phase of our three-year cost reduction program and we anticipate that the restructuring activities will be completed during 2000.

The components of the costs related to these restructuring activities are as follows:

                                                                Cash           Non-Cash           Total
                                                           --------------- ----------------- ----------------
Impairment of fixed assets                                        $    --  $          4,723  $         4,723
Employee terminations                                                 609                --              609
Inventory write-down                                                   --               344              344
                                                           --------------- ----------------- ----------------
   Pre-tax provision for restructuring costs               $          609  $          5,067          $ 5,676
                                                           =============== ================= ================

Interest Expense
Interest expense for 1999 of $1.7 million was higher by $0.2 million compared to 1998 as a result of borrowings related to the acquisition of the capacitor business of Compania General de Electronica S.A. de C.V. ("CGE") in April 1999.

Other Income
The $1.2 million decrease in other income to $0.3 million in 1999 from $1.5 million in 1998 principally reflects the gain recorded in 1998 of $0.9 million on the sale of the PFC business.

Provision for Income Taxes
The provision for income taxes included debits against deferred tax accounts of $0.4 million and taxes currently payable of $0.1 million. Due to the uncertainty surrounding the realization of favorable tax attributes in future tax returns related to the write-down of impaired assets and other restructuring costs in the United States, the increase in deferred tax assets has been fully offset by a valuation allowance.

1998 versus 1997

Sales
Consolidated net sales for 1998 were $116.2 million versus $119.7 million in 1997, a decline of 2.9%. Sales of products manufactured by the Company's North American business units declined 5.3%, to $89.7 million in 1998 from $95.0 million in 1997; whereas, net sales at BHC increased 6.0% to $26.5 million in 1998 from $25.0 million in 1997. The decline in net sales was due to declining prices in the electrical equipment and appliances markets served by both the North American and European operations of the Company, the loss of several key customers for the Company's line of microwave and motor run capacitors, as well as the elimination of the PFC business in the second half of the year. Price erosion experienced by BHC was overcome by increases in sales of certain electrolytic capacitors used in power electronics applications.

In general, the Company's sales are seasonal, with the first two quarters having higher shipping rates due mainly to seasonal production schedules among OEM manufacturers of air conditioning equipment. The strength and variation of these seasonal patterns vary from year to year depending upon weather and other conditions. During 1998 the Company experienced sharply lower demand in the first two quarters as compared to 1997 and year-to-date sales at June 28, 1998 were lower by $5.0 million than sales for the same period of the prior year. During the second half of the 1998 sales increased by $1.6 million over those of the last six months of 1997, due mainly to weather-related demand for air conditioning equipment in the United States.

Gross Profit
Gross profit on sales increased to $20.1 million in 1998 from $16.9 million in 1997 as a result of a significant cost reduction effort, which began in the fourth quarter of 1997 and continued throughout 1998. Declining prices noted above offset the positive impact of the cost reductions by approximately $3.0 million.

Research and Development
Expenditures for research, product development and engineering aggregated $2.5 million and $2.7 million for 1998 and 1997, respectively. In 1997 these costs were included with cost of sales on the statement of operations, and presentation of that year's results has been restated to provide comparability.

Selling, General and Administrative
Selling, general and administrative expenses increased to $17.5 million in 1998 from $16.5 million in 1997, primarily due to $0.8 million of expenses related to the implementation of new information systems throughout the Company, which address improvement of the planning and control systems of the Company as well as compliance with Year 2000 computing.

Interest Expense
Interest expense for 1998 of $1.5 million was lower by $0.2 million compared to 1997 as a result of more favorable interest rates and a lower average outstanding balance on the Company's lines of credit and outstanding term loans.

Other Income
The $1.2 million increase in other income to $1.5 million in 1998 from $0.3 million in 1997 resulted primarily from the sale of the Company's PFC business to a unit of General Electric Company. This business entailed the assembly of capacitor and other component into systems sold to large industrial consumers of electrical power. The Company remains in the business of manufacturing capacitors used in power factor systems. A gain on the sale of $0.9 million was recorded in the third quarter of 1998. An increase in royalty income from licensees and foreign currency exchange losses account for the remaining $0.2 million increase in other income.

Provision for Income Taxes
The provision for income taxes included credits against deferred tax accounts of $0.8 million and taxes currently payable of $37,000.

Liquidity and Capital Resources

Working capital, calculated as total current assets less total current liabilities at January 1, 2000 was $15.0 million compared to $13.5 million at the end of fiscal 1998. The increase was due to recoverable value-added taxes in Mexico, shown as other current assets. Other changes in current assets and current liabilities essentially offset each other. Working capital increased during 1999 to $15.0 million from $13.5 million. Current ratio was 1.74 at year-end 1999 and 1.60 at year-end 1998. Net accounts receivable and days sales outstanding in accounts receivable were $14.9 million (49 days) compared with $14.2 million (45 days) in fiscal 1998. Inventories decreased by $2.4 million during 1999 primarily due to efficiency gains in supply chain management and reduced scrap rates on production lines. Net cash provided by operating activities in 1999 totaled $5.9 million compared to $1.7 million in 1998 and $9.4 million in 1997.

The Company invested approximately $4.3 million in capital assets in 1999 compared to $2.8 million in 1998 and $2.7 million in 1997. Of these totals, investment in capital assets at BHC was $0.7 million, $1.6 million and $0.6 million, respectively. The increase in overall investment in 1999 is attributable to construction in progress on the new manufacturing facility in New Bedford.

The Company's Revolving Credit Agreement, as amended on June 30, 1999, provides for a credit line of $15.0 million to the Company. The agreement, which extends to May 31, 2002, also includes various interest rate options which, for fiscal 1999, have varied from 6.88% to 8.50% on an annualized basis. The collateral for this line of credit is accounts receivable and inventories. The outstanding balance of loans at fiscal years ended January 1, 2000 and January 2, 1999 was $3.6 million and $14.5 million, respectively. Net availability under this line at January 1, 2000 was $10.7 million.

BHC has an agreement with a bank which provides for (i) a ten-year mortgage on real property in the amount of 0.5 million British pounds ($0.8 million at year-end exchange rates) with an outstanding balance at January 1, 2000 of $0.8 million, (ii) a five-year loan collateralized by machinery and equipment in the amount of 0.5 million British pounds with an outstanding balance at January 1, 2000 of $0.7 million and (iii) an "Overdraft" credit line allowing borrowings in British pounds, euros or U.S. dollars up to the equivalent of 2.5 million British pounds ($4.0 million at year-end exchange rates) with an outstanding balance at January 1, 2000 of $2.4 million.

With the exception of the five-year loan collateralized by plant and machinery which has an interest rate of 5.73%,interest is charged at variable rates based upon the bank base rate. The ten-year mortgage agreement includes certain financial covenants. At January 1, 2000 BHC was in violation of two covenants regarding interest coverage and net worth. On February 24, 2000 the lender waived its right to accelerate payments on this loan in respect of the violation through January 1, 2001.

BHC has an agreement with another bank which provides for a five-year loan at 8.12% per annum collateralized by machinery and equipment in the amount of 0.8 million British pounds ($1.2 million at year-end exchange rates) with an outstanding balance at January 1, 2000 of $1.0 million.

The Company also has a term line of credit with an equipment financing company with an outstanding balance at the end of 1999 of $7.8 million compared to an outstanding balance at the end of 1998 of $2.3 million. On February 26, 1999 the Company amended its agreement with the equipment financing company. Under this amendment, the balances outstanding at that date were repaid and additional funds borrowed under a new promissory note and security agreement in the amount of $9.0 million. Principal payments due under that note in 1999 were $1.3 million, and $1.5 million per year thereafter. This loan, collateralized by equipment at the Company's New Bedford and Huntsville facilities, matures in the year 2005, and carries an annual interest rate of 7.8%. The Company was in violation of the minimum tangible net worth covenant on January 1, 2000. On March 2, 2000 the lender waived its right to accelerate payment of this debt for violation of this financial covenant. The waiver of this covenant does not extend beyond January 1, 2000 and all covenants contained in the agreement remain in effect for all subsequent periods.

Other long-term debt of the Company consists of an Industrial Revenue Bond maturing on July 1, 2002, with an annual interest rate of 7.42% and quarterly payments on the principal. The outstanding balance at fiscal year-end 1999 was $1.3 million versus a balance at year-end 1998 of $1.8 million.

The Company also has two notes payable to the original shareholders of Capacitores Unidos, S.A. de C.V ("Capacitores") in the amounts of $1.1 million and $0.4 million, accruing interest at rates of 5.22% and 5.32% per annum, respectively, and due April 4, 2001 and April 5, 2002, respectively.

Capacitores has two notes payable to CGE in the amounts of $1.5 million and $0.2 million which bear interest at 5.10% and 5.22% per annum, respectively, and mature at April 1, 2000 and April 1, 2001, respectively. Capacitores also has a bank loan with an outstanding balance at January 1, 2000 of $1.0 million bearing interest at 9.67% of which $0.8 million is due June 5, 2000 and $0.3 million is due June 9, 2000.

Cash at January 1, 2000, totaled $0.7 million compared to $1.1 million at January 2, 1999.

Acquisition and Related Party Transactions

On April 5, 1999 the Company purchased all of the outstanding capital stock of Capacitores, a corporation organized under the laws of Mexico. In a prior transaction, Capacitores had previously acquired the assets of the capacitor business of CGE, a Mexican corporation. These assets consisted primarily of inventory and machinery and equipment related to the capacitor business of CGE, along with an assignment of employees, and all technical know-how, customer lists and other intangible assets related to the business. During 1998 the capacitor business accounted for $11.5 million of the sales of CGE, and approximately $1.4 million of earnings before interest and taxes. CGE purchased approximately $1.5 million of high-purity aluminum capacitor foil from the Company during 1998 for use in AC-rated motor start capacitors.

The aggregate consideration of $7.8 million paid for the capital stock of Capacitores consisted of (i) the assumption of obligations of Capacitores arising from its purchase of assets from CGE, principally three notes totaling $3.5 million, one of which, in the amount of $1.8 million, was paid by the Company on April 6, 1999; the remaining two notes are in the amounts of $1.5 million and $0.2 million, and bear interest at 5.10% and 5.22% per annum respectively, and mature at April 1, 2000 and April 1, 2001 respectively, (ii) notes of the Company aggregating $1.1 million, accruing interest at a rate of 5.22% per annum and payable in full on April 4, 2001, (iii) notes of the Company aggregating $0.4 million, accruing interest at a rate of 5.32% per annum and payable in full on April 5, 2002 and (iv) 700,000 shares of common stock of the Company (the "Registrant Stock"). Each of the Sellers executed a stockholders agreement, dated as of April 5, 1999, with the Company which provides for certain restrictions on the transfer of the Registrant Stock and provides that, in certain circumstances and at a date not earlier than April 5, 2003, nor later than May 5, 2003, the holders of such Registrant Stock may require the Company to purchase the Registrant Stock at the then current book value of the Company. A total of $2.9 million was ascribed to the Registrant Stock which was composed of the fair market value of the stock on the date of the transaction and the amount ascribed to the right of the Sellers to require the Company to repurchase the stock at a future date at the then current book value. As of January 1, 2000 the fair value of the right of the Sellers to require the Company to repurchase the stock was approximately $0.5 million.

The acquisition has been accounted for under the purchase method of accounting; the operating results of Capacitores have been included in the Company's consolidated statement of operations from April 5, 1999. Excess of cost over the fair value of net assets acquired,

$4.3 million, is being amortized on a straight-line basis over ten years.

The Company leases production space in Mexico City, Mexico from CGE. Payments under this lease agreement totaled $74,000 in 1999. Certain services related to the security, maintenance and insurance of the buildings are contracted through CGE, payments for which were $0.2 million in 1999.

Certain of the Company's supervisory and managerial personnel, as well as certain support departments, such as accounting and human resources, provide services to CGE. The Company charged CGE for all such services rendered, which totaled $0.3 million in 1999.

None of these related party transactions existed prior to the acquisition.

Other Matters

Patent Infringement Suit

On September 28, 1999 the Company announced that it filed a patent infringement suit in Los Angeles, CA against several Korean manufacturers and their U.S. affiliates. The lawsuit names Korean manufacturers Samwha Capacitor Company Ltd., Kuk Kwang Electric Company Ltd. and Dae Yeong Company Ltd. Also named are the companies' American associates, Samwha U.S.A. and Pacific Rim Components Corporation.

The suit alleges the named parties have, and continue to, infringe its patent for the impregnation and encapsulation of motor run capacitors. The Company is seeking a permanent injunction against all of the defendants and unspecified damages.

Recently Issued Accounting Pronouncements

In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999 SFAS 137 "Deferral of the Effective Date of SFAS 133" was issued to amend the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under the new Statement, the accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS 133 for its fiscal year beginning December 31, 2000. Management estimates that the effect of adopting SFAS 133 would not be material to the consolidated financial statements.

Certain Factors That May Affect Future Results

Environmental Status

In June 1997 the United States Environmental Protection Agency ("EPA") conducted tests that revealed the presence of polychlorinated biphenyls ("PCBs") on surfaces within the Company's New Bedford plant. While the Company and its expert advisors consider the PCBs to represent no threat to the health of the employees of the Company or the surrounding community, subsequent engineering studies indicated that the cost to remove PCBs within the building to the levels proscribed by the EPA and the Toxic Substances Control Act would be prohibitive. Therefore, the Company decided, and informed the EPA, that it intends to vacate the building, to demolish it, and to dispose of all contaminated building materials in a legally compliant manner. Accordingly, the Company wrote-off, as of December 27, 1997, the undepreciated value of that building, all improvements thereto, and certain machinery and equipment, and a reserve was established and charged to income as of December 27, 1997, in the amount of $7.2 million, which the Company believes is adequate to dismantle and dispose of the building, clean equipment located within it, and to pay for related engineering, legal and professional services. Additionally, the Company wrote-off, as of December 27, 1997 the depreciated value of that building, all improvements thereto and certain machinery and equipment which the Company believes will become surplus, abandoned or otherwise unusable upon disposal of the building. The amount of this write-off was $5.8 million. Of this amount, $0.1 million and $0.4 million were expended during 1999 and 1998, respectively for such legal and professional services. During 1998 the EPA approved the Company's plan to dismantle and dispose of the building. In December 1999 the Company reached a final agreement with the EPA regarding the timing of the planned dismantling and disposal activity. Under the settlement, the Company has agreed to relocate its New Bedford operations within 16 months of the agreement and to demolish the existing building and cap the site no later than November 2011.

Year 2000 Issue

Prior to January 1, 2000 the Company completed implementation of a state-of-the-art and Year 2000 ("Y2K")-compliant enterprise resource planning ("ERP") system at all locations. The ERP system includes the principal accounting, manufacturing, and customer service information processing systems for the Company. All such identified equipment and software were in compliance with Y2K standards by September 30, 1999.

Historical costs to implement the ERP system totaled approximately $1.0 million, which management believes to be the final aggregate expenditure for the Y2K project.

Management is unaware of any problems that have arisen with respect to Y2K issues in the Company's current software products, internal information systems or in the information system of its customers or vendors. As a result, management does not anticipate any material problems related to the Y2K issue in the future.

                     Consolidated Statements of Operations
                                                                                For The Years Ended
(Amounts in thousands, except per share data)                Jan. 1, 2000           Jan. 2, 1999          Dec. 27, 1997
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                         $    110,438           $    116,194           $   119,658
Cost of sales                                                           90,623                 96,062               102,731
                                                        --------------------------------------------------------------------
Gross profit                                                            19,815                 20,132                16,927
Research and development                                                 2,237                  2,492                 2,708
Selling, general and administrative expenses                            14,519                 14,992                13,793
Provision for environmental charges                                         --                     --                13,000
Provision for restructuring costs                                        5,332                     --                    --
                                                        --------------------------------------------------------------------
Income (loss) from operations                                           (2,273)                 2,648               (12,574)

Other income (expense):
     Interest expense                                                   (1,735)                (1,530)               (1,741)
     Other income                                                          311                  1,520                   323
                                                        --------------------------------------------------------------------
Income (loss) before income taxes                                       (3,697)                 2,638               (13,992)
Provision for (benefit from) income taxes                                 (226)                   852                (2,493)
                                                        --------------------------------------------------------------------
Net income (loss)                                                $      (3,471)            $    1,786          $    (11,499)
                                                        ====================================================================
Earnings (loss) per share - basic and diluted                    $       (0.64)            $     0.33          $      (2.15)
                                                        ====================================================================
Weighted average number of shares outstanding                            5,398                  5,390                 5,348
                                                        ====================================================================

                                          Consolidated Statements of Stockholders' Equity
                                                                                    Accumulated
                                                          Additional                   Other              Total
                                             Common         Paid-In    Retained     Comprehensive      Stockholders'   Comprehensive
(Amounts in thousands)                       Stock          Capital    Earnings     Profit (Loss)         Equity       Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Balances at December 28, 1996               $  5,315         $  842     $ 28,781         $   135         $  35,073
     Net loss                                     --             --      (11,499)             --           (11,499)       $ (11,499)
     Proceeds from employee stock                 69            195           --              --               264
purchase plan and exercise of stock
options (69,384 shares)
     Foreign currency translation                 --             --           --             (72)              (72)             (72)
                                                                                                                    ----------------
           Comprehensive loss                                                                                             $ (11,571)
                                        ----------------------------------------------------------------------------================
Balances at December 27, 1997                  5,384          1,037       17,282              63            23,766
                                        ---------------------------------------------------------------------------
       Net income                                 --             --        1,786              --             1,786        $   1,786

        Proceeds from employee stock               9             22           --              --                31
purchase plan and exercise of stock
options (8,842 shares)
     Foreign currency translation                 --             --           --            (294)             (294)            (294)
                                                                                                                    ----------------
           Comprehensive income                                                                                           $   1,492
                                        ----------------------------------------------------------------------------================
Balances at January 2, 1999                    5,393          1,059       19,068            (231)           25,289
                                        ---------------------------------------------------------------------------
       Net loss                                   --             --       (3,471)             --            (3,471)       $  (3,471)
        Proceeds  from  employee   stock          11             19           --              --                30
purchase  plan  and  exercise  of  stock
options (11,645 shares)
     Revaluation of redeemable                    --             --          372              --               372
     common stock
     Foreign currency translation                 --             --           --             (14)              (14)             (14)
                                                                                                                    ----------------
           Comprehensive income                                                                                           $  (3,485)
                                        ----------------------------------------------------------------------------================
Balances at January 1, 2000                 $  5,404        $ 1,078     $ 15,969        $   (245)        $  22,206
                                        ===========================================================================

   The accompanying notes are an integral part of the consolidated financial statements.

                                                    Consolidated Balance Sheets
     (Amounts in thousands)                                                              Jan. 1, 2000        Jan. 2, 1999
     =====================================================================================================================
     Assets
     Current assets:
          Cash                                                                              $     742           $   1,149
          Accounts receivable, net of allowance for doubtful
             accounts of $511 in 1999 and $606 in 1998                                         14,881              14,220
          Inventories                                                                          17,511              19,906
          Prepaid expenses and other current assets                                             2,214                 566
                                                                                   ---------------------------------------
              Total current assets                                                             35,348              35,841
     Property, plant and equipment, at cost:
          Land                                                                                    290                 290
          Buildings and improvements                                                            3,312               3,197
          Machinery and equipment                                                              46,367              63,351
                                                                                   ---------------------------------------
                                                                                               49,969              66,838
              Less accumulated depreciation and amortization                                  (22,448)            (36,338)
                                                                                   ---------------------------------------
                                                                                               27,521              30,500
     Goodwill, net of accumulated amortization of $323 in 1999                                  3,989                  --
     Deferred income taxes                                                                      3,592               4,146
     Other assets                                                                                  70                  84
                                                                                   ---------------------------------------
              Total assets                                                                 $   70,520          $   70,571
                                                                                   =======================================

Liabilities, Redeemable Common Stock and Stockholders' Equity
Current liabilities:
     Accounts payable                                                                  $   8,285           $   9,490
     Accrued compensation and related expenses                                             2,540               3,048
     Other accrued expenses                                                                2,090               2,374
     Current maturities of long-term debt                                                  7,362               7,376
     Income taxes                                                                             47                  84
                                                                              ---------------------------------------
         Total current liabilities                                                        20,324              22,372
Deferred income taxes                                                                      4,100               5,022
Industrial revenue bond                                                                      800               1,292
Long-term debt less current maturities                                                    13,571               9,916
Reserve for environmental costs and plant remediation                                      6,470               6,033
Deferred compensation                                                                        503                 647

Commitments and contingencies

Redeemable common stock                                                                    2,546                  --

Stockholders' equity:
     Preferred stock, $.01 par value; 5,000,000 shares
        authorized; none issued                                                               --                  --
     Common stock; $1.00 par value; 20,000,000 shares authorized;
        5,404,866 and 5,393,221  shares issued and outstanding                             5,404               5,393
     Additional paid-in capital                                                            1,078               1,059
     Retained earnings                                                                    15,969              19,068
     Accumulated other comprehensive loss                                                   (245)               (231)
                                                                              ---------------------------------------
         Total stockholders' equity                                                       22,206              25,289
                                                                              ---------------------------------------
         Total liabilities, redeemable common stock and
         stockholders' equity                                                         $   70,520          $   70,571
                                                                              =======================================

  The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                           For The Years Ended
(Amounts in thousands)                                                    Jan. 1, 2000         Jan. 2, 1999       Dec. 27, 1997
================================================================================================================================
Cash flows from operating activities:
Net income (loss)                                                           $  (3,471)           $    1,786         $  (11,499)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
     Depreciation and amortization                                               4,741                4,366               4,602
     Environmental costs and plant remediation                                      --                   --              13,000

     Write-down of impaired assets and other restructuring                       5,676                   --                  --
     costs
     Gain on sale of business unit                                                  --                 (949)                 --
     Gain (loss) on disposal of assets                                              (3)                  --                 349
     Deferred income taxes                                                        (349)                 833              (2,801)
Changes in operating assets and liabilities, net of effect of acquisition:
     Accounts receivable                                                          (488)                (371)              1,819
     Inventories                                                                 3,694               (1,912)              2,682
     Prepaid expenses                                                           (1,135)                  82                 408
     Other assets                                                                   15                   --                  --
     Accounts payable                                                             (939)                (790)              2,045
          Accrued compensation and related expenses                               (741)                  55                (244)
     Other accrued expenses                                                       (706)              (1,097)             (1,131)
     Income taxes payable                                                         (356)                (272)                131
                                                                    ------------------------------------------------------------
Net cash provided by operating activities                                        5,938                1,731               9,361
                                                                    ------------------------------------------------------------

Cash flows from investing activities:
     Cash paid for acquisition, net of cash                                     (1,721)                  --                  --
     acquired
     Proceeds from sale of business unit                                            --                2,000                  --
     Acquisition of property and equipment                                      (4,388)              (2,785)             (2,661)
     Other                                                                         304                 (400)                147
                                                                    ------------------------------------------------------------
Net cash used in investing activities                                           (5,805)              (1,185)             (2,514)
                                                                    ------------------------------------------------------------

Cash flows from financing activities:
     Proceeds from employee stock purchase plan and
        exercise of stock options                                                   30                   30                 264
     Net borrowings (repayments) under line of credit                           (3,332)               1,855              (4,616)
     Proceeds from issuance of long-term debt                                   12,851                   --                 946
     Repayments of long-term debt                                              (10,018)              (1,861)             (3,646)
                                                                    ------------------------------------------------------------
Net cash provided by (used in) financing activities                               (529)                  24              (7,052)
                                                                    ------------------------------------------------------------

Effects of exchange rates on cash                                                  (71)                (114)                 34
                                                                    ------------------------------------------------------------
Increase (decrease) in cash                                                       (407)                 456                (171)
Cash at beginning of year                                                        1,149                  693                 864
                                                                    ------------------------------------------------------------
Cash at end of year                                                         $      742           $    1,149         $       693
                                                                    =================== ==================== ===================
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                                 $    1,465           $    1,530         $     1,733
                                                                    =================== ==================== ===================
     Cash paid during the year for income taxes                             $      395           $      398         $       461
                                                                    =================== ==================== ===================

  The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Note 1 - Summary of Significant Accounting Policies:

     Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. Certain reclassifications have been made to prior years' financial statements to conform to the presentation.

     Fiscal Year

     The Company uses a fiscal calendar, which normally includes 52 weeks, and ends on the Saturday nearest to December 31. Fiscal years 1999 and 1997 ended on January 1 and December 27, respectively and included 52 weeks. Fiscal year 1998 ended on January 2 and included 53 weeks.

     Translation of Foreign Currencies

     Assets and liabilities of all foreign subsidiaries are translated at period-end rates of exchange and income statement accounts are translated at average rates of exchange. Resulting translation adjustments are recorded as a separate component of stockholders' equity, "Accumulated other comprehensive loss." Foreign currency transaction gains and losses are included in other income and expense.

     Cash

     Cash consists of cash on hand.

     Concentrations of Credit Risks

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company's customer base consists of a large number of geographically dispersed customers. The Company maintains reserves for potential credit losses on trade receivables and such losses, in aggregate, have not exceeded management's expectations.

     Financial Instruments

     Derivative financial instruments are used by the Company in the management of foreign currency exposures to reduce commodity and financial market risk and are accounted for on an accrual basis. Gains and losses resulting from effective hedges of existing assets, liabilities or firm commitments are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items (see Note 8). The Company does not enter into derivative transactions for speculative purposes.

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Provisions for depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the assets (buildings and improvements, 5-40 years; leasehold improvements, over the life of the lease or the useful life of the asset, whichever is shorter; machinery and equipment, 3-15 years). Expenditures for repairs and maintenance are charged to expense when incurred. Improvements which materially extend the life of the related assets are capitalized and depreciated. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

     Depreciation and amortization expense was approximately $4,418,000, $4,366,000 and $4,602,000 for 1999, 1998 and 1997, respectively.

     Impairment of Long-Lived Assets

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

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

     Research and Development

     Expenditures for research and product development and engineering are expensed as incurred.

     Advertising Costs

     The Company expenses the cost of advertising as incurred, or as appropriate, the first time the advertising takes place. Advertising expense was approximately $147,000, $109,000 and $309,000 for 1999, 1998 and 1997, respectively.

     Software Development Costs

     The Company has implemented Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Under SOP 98-1, costs associated with developing or obtaining internal use software should be capitalized upon meeting certain criteria. As of January 1, 2000 these capitalized costs and the related amortization have not been material to the Company's consolidated financial statements, and all such costs and amortization have been included in property, plant and equipment.

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

     Income Taxes

     Deferred tax liabilities and assets are determined based on the differences between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. FAS 109 requires a valuation allowance against net deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     Net Income (Loss) Per Share (Basic and Diluted)

     Net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding during the year, calculated under the treasury stock method.

     Options to purchase 627,875 shares of common stock at prices ranging from $2.8125 to $9.625 per share were outstanding at January 1, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.

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

     New Pronouncements

     In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999 SFAS 137 "Deferral of the Effective Date of SFAS 133" was issued to amend the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. The Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Under the new Statement, the accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company will adopt SFAS 133 for its fiscal year beginning December 31, 2000. Management estimates that the effect of adopting SFAS 133 would not be material to the consolidated financial statements.

     Note 2 - Acquisition and Related Party Transactions:

     On April 5, 1999 the Company purchased all of the outstanding capital stock of Capacitores Unidos, S.A. de C.V. ("Capacitores"), a corporation organized under the laws of Mexico. In a prior transaction, Capacitores had previously acquired the assets of the capacitor business of CGE, a Mexican corporation. These assets consisted primarily of inventory and machinery and equipment related to the capacitor business of CGE, along with an assignment of employees, and all technical know-how, customer lists and other intangible assets related to the business. During 1998 the capacitor business accounted for $11,500,000 of the sales of CGE and approximately $1,400,000 of earnings before interest and taxes. CGE purchased approximately $1,500,000 of high-purity aluminum capacitor foil from the Company during 1998 for use in AC-rated motor start capacitors.

     The aggregate consideration of $7,826,643 paid for the capital stock of Capacitores consisted of (i) the assumption of obligations of Capacitores arising from its purchase of assets from CGE, principally three notes totaling $3,470,000, one of which, in the amount of $1,750,000, was paid by the Company on April 6, 1999; the remaining two notes are in the amounts of $1,509,000 and $211,000, and bear interest at 5.10% and 5.22% per annum respectively, and mature at April 1, 2000 and April 1, 2001 respectively,
     (ii) notes of the Company aggregating $1,089,000, accruing interest at a rate of 5.22% per annum and payable in full on April 4, 2001, (iii) notes of the Company aggregating $350,000, accruing interest at a rate of 5.32% per annum and payable in full on April 5, 2002 and (iv) 700,000 shares of common stock of the Company (the "Registrant Stock"). Each of the Sellers executed a stockholders agreement, dated as of April 5, 1999, with the Company which provides for certain restrictions on the transfer of the Registrant Stock and provides that, in certain circumstances and at a date not earlier than April 5, 2003, nor later than May 5, 2003, the holders of such Registrant Stock may require the Company to purchase the Registrant Stock at the then current book value of the Company. A total of $2,917,643 was ascribed to the Registrant Stock which was composed of the fair market value of the stock on the date of the transaction and the amount ascribed to the right of the Sellers to require the Company to repurchase the stock at a future date at the then current book value. As of January 1, 2000 the fair value of the right of the Sellers to require the Company to repurchase the stock was approximately $468,000.

     The acquisition has been accounted for under the purchase method of accounting; the operating results of Capacitores have been included in the Company's consolidated statement of operations from April 5, 1999. Excess of cost over the fair value of net assets acquired, $4,312,000, is being amortized on a straight-line basis over ten years.

     The Company leases production space in Mexico City, Mexico from CGE. Payments under this lease agreement totaled $74,000 in 1999. Certain services related to the security, maintenance and insurance of the buildings are contracted through CGE, payments for which were $191,000 in 1999.

     Certain of the Company's supervisory and managerial personnel, as well as certain support departments, such as accounting and human resources, provide services to CGE. The Company charged CGE for all such services rendered, which totaled $332,000 in 1999.

     None of these related party transactions existed prior to the acquisition.

     Note 3 - Inventories:

     Inventories consist of the following (in thousands):

                                          January 1, 2000                         January 2, 1999
                                Domestic      Foreign        Total      Domestic      Foreign      Total
                                --------------------------------------------------------------------------
          Raw materials         $  5,948      $  3,429      $ 9,377      $ 7,309      $ 2,528      $ 9,837
          Work in process          1,949           359        2,308        1,935          276        2,211
          Finished goods           4,838           988        5,826        7,021          837        7,858
                                --------------------------------------------------------------------------
                                $ 12,735      $  4,776      $17,511      $16,265      $ 3,641      $19,906
                                ==========================================================================

     Note 4 - Debt:

     The Company maintains a Revolving Credit Agreement (the "Agreement") with a bank, which, as amended, provides a credit line of $14,360,000 to the Company. This debt is collateralized by inventory and accounts receivable.

     Interest on the credit line is at the bank's prime rate payable in arrears on the outstanding loan balance. The Company has the option to convert from a bank base rate loan into a eurodollar loan at the then eurodollar (LIBOR) rate plus 2%. The Company also has the option to convert up to $4,000,000 of loans to a bankers' acceptance facility at interest rates equal to the per annum average discount rate quoted to the bank on the date of request for such facility plus 2% per annum. The agreement matures on May 31, 2002. A commitment fee, equal to one-quarter percent per annum will be charged on the unused portion of the total commitment. At January 1, 2000 borrowings outstanding under this agreement were $3,630,000 and at January 2, 1999 the amount was $14,506,000, including 3,194,000 British pounds ($5,284,000 at year-end exchange rates), owed by BHC Aerovox Ltd. ("BHC"), a wholly owned subsidiary in the United Kingdom. Net availability under this line at January 1, 2000 was approximately $10,730,000.

     BHC has an agreement with a bank which provides for (i) a ten-year mortgage on real property in the amount of 500,000 British pounds ($808,000 at year-end exchange rates) with an outstanding balance at January 1, 2000 of $774,000, (ii) a five-year loan collateralized by machinery and equipment in the amount of 500,000 British pounds with an outstanding balance at January 1, 2000 of $1,719,000, and (iii) an "Overdraft" credit line allowing borrowings in British pounds, euros or U.S. dollars up to the equivalent of 2,500,000 British pounds ($4,038,000 at year-end exchange rates) with an outstanding balance at January 1, 2000 of $2,410,000.

     With the exception of the five-year loan collateralized by plant and machinery which has an interest rate of 5.73%, interest is charged at variable rates based upon the bank base rate. The ten-year mortgage agreement includes certain financial covenants. At January 1, 2000 BHC was in violation of two covenants regarding interest coverage and net worth. On February 24, 2000, the lender waived its right to accelerate payments on this loan in respect of the violation through January 1, 2001.

     BHC has an agreement with another bank which provides for a five-year loan at 8.12% per annum collateralized by machinery and equipment in the amount of 765,000 British pounds ($1,239,000 at year-end exchange rates) with an outstanding balance at January 1, 2000 of $992,000.

     A ten-year Industrial Revenue Bond was issued by the Massachusetts Industrial Finance Agency in July 1982 to finance the acquisition of equipment. The bond was transferred to another purchaser in June 1992. Interest at the rate of 12.5% per annum through June 1992 and 7.42% per annum thereafter and principal are payable monthly commencing July 1, 1992 to July 1, 2002. The amount of each installment is calculated on an assumed ten-year amortization schedule. Principal in the amount of $458,000 was payable in 1999. On January 1, 2000 and January 2, 1999 the bond balance outstanding under this agreement was $1,292,000 and $1,750,000, respectively.

     Other long-term debt of the Company consists of a term line of credit agreement with an equipment financing company in the amount of $10,000,000, collateralized by certain equipment. Payments of principal and interest are due monthly. On February 26, 1999 the Company amended its agreement with the equipment financing company. Under this amendment, the balances outstanding at that date were repaid and additional funds borrowed under a new promissory note and security agreement in the amount of $9,000,000. Principal payments due under that note in 1999 were $1,250,000, and $1,500,000 per year thereafter.

     At January 1, 2000 borrowings outstanding under this agreement were $7,750,000 at an annualized interest rate of 7.80%, and maturing in the year 2005; and at January 2, 1999, $2,328,000 at annualized interest rates ranging from 7.16% to 8.13%. The agreement contains several financial covenants requiring the Company to maintain certain ratios regarding debt, equity, and interest costs. The Company was in violation of the minimum tangible net worth covenant on January 1, 2000. On March 2, 2000 the lender waived its right to accelerate payment of this debt for violation of this financial covenant. The waiver of this covenant does not extend beyond January 1, 2000 and all covenants contained in the agreement remain in effect for all subsequent periods.

     The Company also has two notes payable to the original shareholders of Capacitores in the amounts of $1,089,000 and $350,000, accruing interest at rates of 5.22% and 5.32% per annum, respectively, and due April 4, 2001 and April 5, 2002, respectively.

     Capacitores has two notes payable to CGE in the amounts of $1,509,000 and $211,000 which bear interest at 5.10% and 5.22% per annum, respectively, and mature at April 1, 2000 and April 1, 2001, respectively. Capacitores also has a bank loan with an outstanding balance at January 1, 2000 of $1,000,000 bearing interest at 9.67% of which $750,000 is due June 5, 2000 and $250,000 is due June 9, 2000.

     Total maturities of long-term debt over the next five years are:


                  Year                                     (in thousands)
                  -------------------------------------------------------
                  2000                                   $          5,622
                  2001                                              3,230
                  2002                                              2,178
                  2003                                              1,500
                  2004                                              1,500
                  Thereafter                                          250
                  -------------------------------------------------------
                                                         $         14,280
                  =======================================================


     Note 5 - Sale of Business Unit:

     On July 29, 1998 the Company sold its Power Factor Correction ("PFC") Systems business. The PFC unit manufactured and sold equipment used to enhance the efficient use of power by large industrial plants. Proceeds from the sale were $2,000,000 resulting in a gain of $949,000.

     Note 6 - Other Accrued Expenses:

     Other accrued expenses consist of the following at January 1, 2000 and January 2, 1999 (in thousands):

                                               1999            1998
                                            -------------------------
          Warranty                          $     498        $    654
          Duty                                    579             550
          Environmental cost and
            plant remediation                     150             730
          Other                                   863             440

                                            -------------------------
                                            $   2,090        $  2,374
                                            =========================

     Note 7 - Commitments and Contingencies:

     The Company leases manufacturing space, equipment and software under various non-cancelable operating leases. Rental expense amounted to $1,480,000 in 1999, $1,717,000 in 1998 and $1,721,000 in 1997. On January
     1, 2000 future minimum annual rental payments under all leases are as follows (in thousands):

                  Year
                  -----------------------------------------------
                  2000                                $     1,221
                  2001                                        957
                  2002                                        872
                  2003                                        757
                  2004                                        196
                  Thereafter                                  320

     The Company leases, and in turn sublets, office space in North Dartmouth, Massachusetts. Since rental income from the sublease substantially offsets rental expense under the lease, the future minimum annual rental payments above exclude payments related to those offices.

     The Company is self insured for workers' compensation benefits for some of its employees. The amounts charged to expense for workers' compensation were $373,000 in 1999, $359,000 in 1998 and $352,000 in 1997, based upon reported claims and estimates of claims incurred but not reported.

     The Company is also self insured for a portion of health care costs not covered by insurance for some of its U.S. employees. The Company is liable for claims up to $150,000 per employee and aggregate claims up to a maximum of $1,875,000 (based on average monthly enrollment) for 1999. Costs accrued are based upon reported claims and estimates of claims incurred but not reported. The amount charged to expense for health care costs, which includes paid claims, individual and aggregate stop/loss coverage and administrative fees, less employee contributions, was $1,603,000 in 1999, $1,816,000 in 1998 and $1,867,000 in 1997.

     Note 8 - Financial Instruments:

     The Company operates internationally with manufacturing facilities, customers, and vendors in several countries outside of the United States. The Company may reduce its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency forward contracts, a type of derivative financial instrument. The Company does not use derivative financial instruments for trading or speculative purposes, nor is the Company a party to leveraged derivatives.

     At January 2, 1999 the Company held foreign currency forward contracts with costs totaling approximately $1,509,000 (910,000 British pounds sterling). These contracts matured on various dates through February 1999. The fair value of these contracts at January 2, 1999 was $1,523,000.

     The Company held no foreign currency forward contracts as of January 1, 2000.

     Note 9 - Incentive and Other Plans:

     1989 and 1999 Stock Incentive Plan
     The 1989 and 1999 Stock Incentive Plans ("Plans") permit the granting of a variety of stock and stock-based awards, including stock options, rights to receive cash or shares for increases in the value of the Company's common stock, the award of restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the Federal ordinary income taxes under the Plans, loans to participants in connection with awards and other common stock-based awards, including the sale or award of convertible securities that meet the requirements of the Plans. The Plans also provide that option holders may surrender outstanding options in exchange for a cash payment during the sixty-day period following a change in control as defined in the Plans.

     The 1989 Stock Incentive Plan expired in April 1999. The 1999 Stock Incentive Plan ("1999 Plan") was approved by the Company's shareholders in May 1999. A total of 500,000 shares of common stock have been reserved and may be issued under the 1999 Plan to full or part-time officers and other key employees of the Company and its subsidiaries. The Plans limit the terms of awards to ten years and prohibit the granting of awards more than ten years after the effective date of the Plans. The Plans permit the granting of non-transferable stock options that qualify as incentive stock options ("ISOs") for United States Federal income tax purposes and options that do not so qualify. The exercise price of each option may not be less than 100% of the fair market value, or 110% in the case of a person holding 10% or more of the outstanding voting power of all classes of stock of the Company, on the date of grant in the case of ISOs and not less than 50% of the fair market value in the case of non-qualified options. The term of each option is fixed by the board of directors but may not exceed ten years from the date of grant (five years in the case of a 10% shareholder) with respect to ISOs and ten years and a day with respect to non-qualified options.

     In the event of termination of employment by reason of retirement, disability or death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.

     Each option becomes exercisable at the rate of 20% per year beginning on the first anniversary of the date of grant and expires ten years from the date of grant. Information for fiscal years 1999, 1998, and 1997, with respect to the Plans, is as follows:

                                         1999          1998          1997
Stock Incentive Plans

                                                        Weighted                         Weighted                       Weighted
                                                        Average                           Average                        Average
                                                        Exercise                          Exercise                       Exercise
                                       Shares            Price             Shares          Price          Shares          Price
Outstanding at beginning of year       643,500            $4.92            471,000         $5.59          500,000         $5.59
Granted                                113,500            $2.79            239,000         $3.48           67,000         $4.50
Exercised                                   --               --                 --            --          (61,500)        $3.00
Canceled                              (216,500)           $4.62            (66,500)        $4.55          (34,500)        $8.01
                                     -------------------------------------------------------------------------------------------
Outstanding at end of year             540,500            $4.59            643,500         $4.91          471,000         $5.59
                                     ===========================================================================================
Options exercisable at end of year     243,000            $5.65            265,300         $5.50          257,300         $4.95
                                     ===========================================================================================
Options available for future grant     495,000                             117,000                        289,500
                                     ===========================================================================================

The following table summarizes information about stock options outstanding at January 1, 2000:

  Stock Incentive
     Plans                                       Options Outstanding                                Options Exercisable

                                                      Weighted
                                 Number                Average             Weighted              Number             Weighted
Exercise Price               Outstanding at           Remaining             Average          Exercisable at         Average
   Range                    January 1, 2000       Contractual Life       Exercise Price     January 1, 2000     Exercise Price
$2.00 - $2.50                     5,000                   9.9                  $2.44                  --                --
$2.51 - $3.00                    97,000                   8.3                  $2.83              10,000             $3.00
$3.01 - $4.50                   272,000                   7.0                  $3.67              99,700             $3.73
$4.51 - $6.75                    87,500                   4.9                  $6.05              64,500             $5.99
$6.76 - $9.00                    79,000                   4.8                  $8.40              68,800             $8.50
                            --------------------------------------------------------------------------------------------------
$2.00 - $9.00                   540,500                   6.6                  $4.59             243,000             $5.65
                            ==================================================================================================

     Non-Statutory Stock Option Award Agreement
     On September 1, 1996 an officer of the Company was awarded options to purchase 50,000 shares of Aerovox common stock, bearing an exercise price of $6.00 per share. The option are exercisable at the rate of 20% per year and expire ten years from the date of grant. On January 1, 2000 options for 30,000 shares were exercisable under this agreement.

     1989 and 1999 Stock Option Plan for Directors
     The 1989 Stock Option Plan for Directors expired in April 1999. The 1999 Stock Option Plan for Directors (the "1999 Directors Plan") was approved by the Company's shareholders in May 1999. The 1999 Directors Plan reserved 25,000 shares of common stock for the granting of options to purchase stock at 100% of the fair market value on the date of grant. Directors who are not employees of the Company are eligible under the Directors Plan. Each newly elected director will be awarded options to purchase 2,500 shares of common stock on the date of election. Following the initial grant, each person who is an eligible director on the day of each annual meeting of shareholders of the Company will receive options to purchase 1,000 shares or 250 for each quarter of service if less than one year elapses between the initial grant and an annual grant.

     Options expire ten years from the grant date and become exercisable on the first anniversary of the grant date. No options may be awarded under the 1999 Directors Plan after April 2009. In the event of termination by retirement, an option may be exercised for a period of three years, or until expiration, if earlier; or for one year after death in the event an optionee dies during the final year of such exercise period or until the expiration of the stated term of the option. In the event of termination by reason of death, an option may be exercised (to the extent it was then exercisable) for a period of three years. In the event of termination for other reasons, an option may be exercised (to the extent it was then exercisable) for three months.


     Information for fiscal years 1999, 1998, and 1997, with respect to the Directors Plans, is as follows:

                                               1999                             1998                            1997
    Stock Option Plans
      for Directors
                                                      Weighted                         Weighted                       Weighted
                                                      Average                          Average                        Average
                                                      Exercise                         Exercise                       Exercise
                                     Shares            Price           Shares           Price           Shares         Price
Outstanding at                       49,875            $5.70           43,875           $6.00           34,375         $6.41
  beginning of year
Granted                               6,000            $2.50            6,000           $3.50            9,500         $4.50
Exercised                                --               --               --              --               --            --
Canceled                             (7,500)           $3.00               --              --               --            --
                                 ------------------------------------------------------------------------------------------------
Outstanding at end of year           48,375            $5.72           49,875           $5.70           43,875         $6.00
                                 ================================================================================================
Options exercisable at
  year-end                           42,375            $6.18           43,875           $6.00           34,375         $6.42
                                 ================================================================================================
Options available for
  future grant                       19,000                            18,292                           24,292
                                 ================================================================================================

     The following table summarizes information about stock options outstanding at January 1, 2000:

  Stock Option                                    Options Outstanding                                 Options Exercisable
    Plans for
    Directors
                                 Number               Weighted              Weighted              Number             Weighted
                             Outstanding at           Average               Average           Exercisable at         Average
  Exercise Price                January 1,           Remaining              Exercise            January 1,           Exercise
     Range                        2000            Contractual Life            Price                2000               Price
$2.50 - $2.99                     6,000                 9.3                   $2.50                   --                 --
$3.00 - $4.50                    16,625                 7.2                   $4.14               16,625              $4.14
$4.51 - $6.75                    11,500                 4.9                   $6.54               11,500              $6.54
$6.76 - $9.63                    14,250                 4.9                   $8.27               14,250              $8.27
                             -------------------------------------------------------------------------------------------------
$2.50 - $9.63                    48,375                 6.2                   $5.72               42,375              $6.18
                             =================================================================================================

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

     Calculated in accordance with SFAS 123, the weighted average fair value at date of grant for options granted in 1999, 1998 and 1997 was $1.14, $2.09 and $2.83 per option, respectively. The fair value of these options at the date of grant was estimated using the Black-Scholes model with the following weighted average assumptions for 1999, 1998 and 1997: risk-free interest rates as of the grant dates from 4.42% to 5.59%; no dividend yields; a volatility factor of the expected market price of the Company's common stock of 42.38%, 38.28% and 33.82%, respectively; and a weighted average expected life of the options of 9.34, 9.79 and 9.81 years, respectively.

     As allowed by SFAS 123, the Company elected the disclosure-only alternative, and continues to calculate and report net income and net income per share according to APB 25 for employee and director stock-based compensation. Had compensation cost for the Company's 1999, 1998, and 1997 grants for stock-based employee and director compensation plans been determined using the fair value method as prescribed by SFAS 123, the Company's net income, and net income per share for those years would approximate the pro forma amounts below (in thousands except for per share data).

                                          January 1, 2000              January 2, 1999           December 27, 1997

                                       As             Pro           As           Pro           As              Pro
                                     Reported        Forma       Reported       Forma        Reported         Forma
Net income (loss)                    $(3,471)      $(3,547)       $1,786        $1,673       $(11,499)      $(11,784)
Basic earnings (loss) per share      $ (0.64)      $ (0.66)       $ 0.33        $ 0.31       $  (2.15)      $  (2.20)
Diluted earnings (loss) per share    $ (0.64)      $ (0.66)       $ 0.33        $ 0.31       $  (2.15)      $  (2.20)

     Employee Stock Purchase Plan

     In 1989 the Company established the Employee Stock Purchase Plan (the "ESPP") under which 100,000 shares of common stock were reserved for purchase by employees. The ESPP was amended in August 1999 to expand the common stock reserved to 200,000 shares. The ESPP provides for the sale of common stock at the average of the reported high and low sales prices of the stock on the last business day of the accounting period each month. Common stock purchases are paid through regular payroll deductions of up to 15% of eligible compensation plus Company payments equal to 10% of the participant's payment plus an additional 0.75% for each full year of continuous employment with the Company since January 1, 1973, up to a maximum of 25% of the participant's payment. In 1999, 1998 and 1997, 11,645, 8,842 and 7,884 shares, respectively, were sold under the ESPP. There were 88,733 shares qualified for future sale on January 1, 2000.

     Change of Control Severance Benefits

     The Company has severance agreements with certain key employees which provide that if, within 24 months following a change in control (as defined in the severance agreements), the Company were to terminate the employee's employment other than for cause or the employee were to terminate his employment for reasons specified in the agreements, the employee would receive amounts of up to three times that person's annual base salary plus target bonus for such year without deduction for any amounts previously paid under the bonus plan. The agreements also provide for the immediate vesting of bonus awards, stock options and similar awards, the immediate payment of deferred compensation amounts and the continuation of certain benefits. The maximum contingent liability under these agreements on January 1, 2000 was approximately $2,285,000.

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

     The Company makes regular contributions to the PSSP on behalf of each participating employee in an amount which, together with any forfeitures during the PSSP year, is equal to each employee's voluntary contribution up to a maximum aggregate contribution of 6% of the pre-tax income of the Company, as defined, or 50% of the aggregate pre-tax contributions of the participating employees or 50% of the first 8% of the aggregate pre-tax contribution of the participating employees. The Company's subsidiary in the United Kingdom maintains a plan covering its eligible employees wherein Company contributions are made on the basis of the individual's age and amount of contribution. Expense under these plans amounted to $648,000 in 1999 $639,000 in 1998 and $506,000 in 1997.

     Deferred Supplemental Savings Plan
     The Company has a Deferred Supplemental Savings Plan under which certain key employees may defer a percentage of their compensation equal to the difference between pre-tax amounts of compensation eligible to be contributed to the PSSP and amounts actually eligible for contributing to the PSSP under Section 401k of the Revenue Code of the United States. Under the Deferred Supplemental Savings Plan, the Company will make a matching contribution in an amount equal to the matching contribution which would have been made if such contribution had been made under the PSSP. Expense related to the Deferred Supplemental Savings Plan amounted to $52,000 in 1999, $85,000 in 1998 and $85,000 in 1997.

     Consulting Agreements
     The Company has Consulting, Non-Competition and Confidentiality Agreements with two former executives. Under the Agreements, which expire on December 28, 2006, the executives are paid an aggregate of $160,000 per year.

     Note 10 - Preferred Stock:
     The Company is authorized to issue up to 5,000,000 shares of preferred stock without further stockholder approval in such series and with such preferences, terms and other provisions as may be designated by the board of directors.

     On August 16, 1989 the board of directors voted to create a series of 55,000 shares of preferred stock, par value $0.01 per share, designated as Series A Junior Participating Preferred Stock ("Series A Preferred"). Each Series A Preferred share is entitled to receive a minimum preferential quarterly dividend of $1.00 per share and an aggregate dividend of 100 times any dividend declared per share of common stock. Each share of Series A Preferred is entitled to one hundred votes and votes together as one class with the common stock. Upon liquidation or dissolution of the Company, the holder of each share of Series A Preferred is entitled to a liquidation payment of $100 per share plus an aggregate payment of 100 times the payment made per share on the common stock. The Series A Preferred shares are not redeemable and rank junior to all other series of preferred stock of the Company.

     In the event of any merger, consolidation or other transaction in which shares of the Company's common stock are exchanged, each Series A Preferred share will be entitled to receive 100 times the amount received per share of common stock.

     On January 1, 2000 55,000 shares of Series A Preferred were reserved for issuance for stock purchase rights (see Note 11). No such rights have become exercisable and no shares of Series A Preferred have been issued.

     Note 11 - Preferred Share Purchase Rights:
     On August 16, 1989 the board of directors approved a preferred share rights plan (the "Rights Plan") pursuant to which one preferred share purchase right (a "Right") was distributed for each share of outstanding common stock. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $0.01 par value per share, at a price of $16.00 per one one-hundredth of a Series A Preferred Share, subject to adjustment. On September 22, 1999 the board of directors approved a ten-year extension of the Rights Plan. The Rights, which do not have voting rights, expire on December 1, 2009, unless redeemed earlier by the Company.

     As amended by the board of directors on September 22, 1999, the Rights Plan will become effective and Rights will become exercisable on the date (the "Shares Acquisition Date") that a person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership of 20% or more of the outstanding shares of the Company's common stock or following the commencement of, or announcement of, an intention to make a tender offer or exchange offer which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of the Company's common stock.

     At any time on or prior to the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right.

     In the event that the Company is acquired in a merger or other business combination transaction or 30% or more of its consolidated assets or earnings power are sold, the Rights Plan requires that proper provision be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, the holder of a Right, other than Rights beneficially owned by the Acquiring Person (which would thereafter be void), will have the right to receive upon exercise that number of shares of common stock having a net value of two times the exercise price of the Right.

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

     Note 12 - Segment Information:
     The Company is engaged in one operating segment, the manufacture of capacitors and EMI filters. The Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" during the fourth quarter of 1998. Statement No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for related disclosures about products, services and geographic areas.

     Information about the Company's operations by geographic area is as follows (in thousands):

Operations by Geographic Area:

                                                United          United
                                                States          Kingdom         Mexico       Eliminations     Consolidated
--------------------------------------------------------------------------------------------------------------------------
Year Ended January 1, 2000
Sales to unaffiliated customers          $        73,238  $     21,493   $       12,707 $             -  $       110,438
Transfer between geographic areas                  3,270             -            2,610          (5,880)               -
                                         ---------------------------------------------------------------------------------
Total sales                              $        79,508   $    21,493   $       15,317          (5,880) $       110,438
                                         =================================================================================
Operating profit (loss)                  $        (1,101)  $    (1,366)  $              $          (106) $        (2,273)
                                                                                    300
Interest expense                                                                                                  (1,735)
Interest income                                                                                                      311
                                         ---------------------------------------------------------------------------------
Loss before income taxes                                                                                          (3,697)
                                         =================================================================================
Identifiable assets                      $        45,321   $    13,133   $       12,071 $            (5) $        70,520
                                         =================================================================================
Year Ended January 2, 1999
Sales to unaffiliated customers          $        89,348   $    26,465   $          381 $             -  $       116,194
Transfer between geographic areas                  3,981             -            7,073         (11,054)               -
                                         ---------------------------------------------------------------------------------
Total sales                              $        93,329   $    26,465   $        7,454 $       (11,054) $       116,194
                                         =================================================================================
Operating profit                         $           872   $     1,474   $          302 $             -  $         2,648
Interest expense                                                                                                  (1,530)
Interest income                                                                                                    1,520
                                         ---------------------------------------------------------------------------------
Income before income taxes                                                                               $         2,638
                                         =================================================================================
Identifiable assets                      $        60,166   $    16,569   $        1,806 $        (7,970) $        70,571
                                         =================================================================================
Year Ended December 27, 1997
Sales to unaffiliated customers          $        93,778   $    24,966   $          914 $             -  $       119,658

Transfer between geographic areas                  3,870             -            7,325         (11,195)               -
                                         ---------------------------------------------------------------------------------
Total sales                              $        97,648   $    24,966   $        8,239         (11,195) $       119,658
                                         =================================================================================
Operating profit (loss)                  $       (13,824)  $     1,244   $          281 $             -  $       (12,299)
Interest expense                                                                                                  (1,741)
Interest income                                                                                                       48
                                         ---------------------------------------------------------------------------------
Loss before income taxes                                                                                 $       (13,992)
                                         =================================================================================
Identifiable assets                      $        63,103   $    15,362   $        1,030 $        (7,936) $        71,559
                                         =================================================================================

     Transfers between geographic areas are accounted for at cost plus 15% in 1999, 1998, and 1997, except for transfers of etched and formed foil in all years which were accounted for at prices intended to approximate sales to unrelated third parties. Operating profit (loss) is total sales less operating expenses which in 1999 included a special provision for restructuring costs, in 1998 included a special gain on the sale of certain assets related to a product line, and in 1997 included a special provision for environmental costs and asset write-down. Identifiable assets are those assets of the Company that are identified with the operations in each geographic area.

     Note 13 - Provision for Income Taxes:
     The provision for income taxes consists of (in thousands):

                                                                        Jan. 1, 2000       Jan. 2, 1999       Dec. 27, 1997
      ---------------------------------------------------------------------------------------------------------------------
      Current:
      Federal                                                            $            259   $         (315)  $          -
      State                                                                            25               -               -
      Foreign                                                                        (141)             352            338
                                                                     ------------------------------------------------------
      Total Current                                                                   143               37            338
      Deferred:
      Federal                                                                           -              691         (1,974)
      State                                                                             -              124           (950)
      Foreign                                                                        (369)               -             93
                                                                     ------------------------------------------------------
      Total deferred taxes                                                           (369)             815         (2,831)
                                                                     ------------------------------------------------------
      Provision for (benefit from) income taxes                      $               (226)  $          852  $      (2,493)
                                                                     ======================================================
      Deferred income taxes arise from (in thousands):
           Environmental reserve                                     $               (114)  $          350  $      (2,901)
           Accelerated depreciation                                                (1,028)            (355)        (2,477)
           Net operating losses                                                       951               42           (633)
           Inventory valuation                                                       (459)             (25)          (363)
           Allowance for doubtful accounts                                              1                4             26
           Compensation related costs                                                  82              162            286
           Warranty reserve                                                            47               74            210
           Restructuring reserve                                                   (1,774)               -              -
           Other                                                                       60              509            (95)
           Tax credits                                                                615              133            (22)
           Valuation allowance                                                      1,619              (79)         3,138

                                                                     ------------------------------------------------------
                                                                     $                  -   $          815  $      (2,831)
                                                                     ======================================================
   Income taxes are reconciled to the United States
   statutory corporate tax rate as follows (in thousands):
        United States corporate tax at statutory rate                $             (1,256)  $          897  $      (4,756)
        Increase (decrease) arising from:
        State taxes                                                                  (220)             124           (934)
        Foreign taxes                                                                (509)            (193)            50
        Other                                                                         140              103              9
        Change in valuation allowance                                               1,619              (79)         3,138
                                                                     ------------------------------------------------------
                                                                     $               (226)  $          852  $      (2,493)
                                                                     ======================================================

     Deferred U.S. income taxes have not been provided on basis differences related to investments in certain foreign subsidiaries and affiliates. These basis differences consist primarily of undistributed earnings considered permanently invested in the businesses. Determination of the deferred income tax liability on these unremitted earnings is not practicable since such liability, if any, is dependent on circumstances existing if and when remittance occurs.

     The components of the Company's deferred tax assets and liabilities as of January 1, 2000 and January 2, 1999 are as follows (in thousands):

                                                               January 1, 2000                    January 2, 1999
      Deferred Taxes:                                      Assets        Liabilities        Assets          Liabilities
      --------------------------------------------------------------------------------------------------------------------
      Net operating loss carryforwards                        2,020                -        $   3,025             $     -
      Compensation related cost                                 472                -              261                   -
      Allowance for doubtful accounts                           172                -              173                   -
      Depreciation                                                -            4,099                -               5,091
      Environmental reserve                                   2,665                -            2,551                   -
      Restructuring reserve                                   1,775                -                -                   -
      Inventory reserves                                        739                -              160                   -
      Warranty reserves                                         160                -              208                   -
      Tax credit carryforwards                                  483                -            1,043                   -
      Valuation allowance                                    (4,894)               -           (3,275)                  -
      Other                                                       -                -                -                 (69)
                                                     ---------------------------------------------------------------------
      Total                                               $   3,592        $   4,099        $   4,146           $   5,022
                                                     =====================================================================

     Due to the uncertainty surrounding the realization of favorable tax attributes in future tax returns related to the write-down of impaired assets and other restructuring costs in the United States, the increase in deferred tax assets has been fully offset by a valuation allowance. The change in valuation allowance is due to the addition of the restructuring reserve. At January 1, 2000 the Company had a net operating loss carryforward of approximately $5,038,000 for tax purposes, which begin to expire in 2012. At January 1, 2000 the Company also had $483,000 of foreign and other tax credits which expire from 2000 to 2012.

     Note 14 - Environmental Matters:

     The Company manufactures film capacitors and maintains its corporate offices in a building located in New Bedford, Massachusetts which has been occupied by the Company and predecessor organizations also engaged in the manufacture of capacitors since 1938. In June 1997 the United States Environmental Protection Agency ("EPA") conducted preliminary tests within the building that revealed the presence of polychlorinated biphenyls ("PCBs") on surfaces within the plant. Subsequent engineering tests by independent consultants retained by the Company confirmed the presence of residual PCBs throughout the plant, which resulted from their use prior to 1978. While the Company and its expert advisors consider the PCBs to represent no threat to the health of the employees of the Company or the surrounding community, subsequent engineering studies indicated that the cost to remove PCBs within the building to the levels proscribed by the EPA and the Toxic Substances Control Act would be prohibitive. Therefore, the Company has decided, and has so informed the EPA, that it intends to vacate the building, to demolish it, and to dispose of all contaminated building materials in a legally compliant manner. Accordingly, a reserve was established and charged to income as of December 27, 1997 in the amount of $7,233,000, which the Company believes is adequate to dismantle and dispose of the building, clean equipment located within it, and to pay for related engineering, legal and professional services. Of this amount, $6,470,000 has been classified as a long-term liability. Additionally, the Company wrote-off, as of December 27, 1997 the depreciated value of that building, all improvements thereto, and certain machinery and equipment which the Company believes will become surplus, abandoned, or otherwise unusable upon disposal of the building. The amount of this write-off was $5,767,000. During 1998 the EPA approved the Company's plan to dismantle and dispose of the building. In December 1999 the Company reached a final agreement with the EPA regarding the timing of the planned dismantling and disposal activity. Under the settlement, the Company has agreed to relocate its New Bedford operations within 16 months of the agreement, and to demolish the existing building and cap the site no later than November 2011.

     On February 9, 1990 the Company entered into a settlement agreement (the "Settlement Agreement") with the United States and The Commonwealth of Massachusetts (the "governments") resolving litigation commenced by the governments in the U.S. District Court for the District of Massachusetts, on December 10, 1983 under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, commonly known as the "Superfund" legislation. The litigation concerned the alleged disposal by various defendants of PCBs in the Acushnet River and New Bedford Harbor. The Settlement Agreement resolved all of the governments' claims against the Company and Aerovox Industries, Inc. (a predecessor of the Company) arising out of the contamination of the Acushnet River and New Bedford Harbor with PCBs, including cleanup costs, study costs and damages to natural resources, now or hereafter incurred, except that the Settlement Agreement provides that the governments may seek damages from the Company and Aerovox Industries, Inc. for future liability in the event that such future liability arises out of unknown conditions at the site. The Company, based on information presently available, does not believe that this matter will have any further material adverse effect on the Company's financial condition.

     Note 15 - Restructuring Costs:

     In December 1999 the Company recorded charges of $5,676,000 related to the exit costs from certain activities and asset impairments arising from the consolidation and relocation of certain facilities. The components of these charges were as follows (in thousands):

           Impairment of property, plant and equipment                 $4,723
           Write-off of certain inventory                                 344
           Involuntary employee terminations                              609
                                                                       ------
                                                                       $5,676

     The impairments of property, plant and equipment were a result of the closure and consolidation of plants in Mexico, the closure of foil processing operations in the United Kingdom, the cessation of a North American product line and the abandonment of manufacturing equipment resulting from the relocation of the Company's corporate headquarters and manufacturing plant in New Bedford, Massachusetts to a new facility. These costs have been recorded as provisions for restructuring costs in the Company's Consolidated Statements of Operations.

     The write-off of certain inventory was a result of the Company's decision to exit a capacitor product line in North America and the closure of foil processing operations in the United Kingdom. These costs have been recorded as charges to cost of sales.

     The involuntary employee terminations were a result of the closure and consolidation of plants in Mexico and the closure of foil processing operations in the United Kingdom. As a result of these actions, 54 employees were terminated, primarily from production, supervisory and manufacturing support functions. The termination benefits related to these employees have been accrued and charged to the provision for restructuring costs.

     Note 16 - Foreign Operations:
     Summarized financial information for the Company's foreign operations is as follows (in thousands):

                                                        January 1,            January 2,           December 27,
                                                           2000                  1999                  1997
---------------------------------------------------------------------------------------------------------------------
Current assets                                     $             13,639           $    10,122            $     9,045
Non-current assets                                               13,353                 7,826                  7,470
                                                   ------------------------------------------------------------------
                                                   $             26,992           $    17,948            $    16,515
                                                   ==================================================================
Current liabilities                                $              8,488           $     5,808            $     3,138
Due to parent                                                     1,788                   428                    238
Deferred income taxes                                               456                   824                    835
Long-term debt                                                    2,253                 2,465                  4,097
Stockholders' equity                                             14,007                 8,423                  8,207

                                                   ------------------------------------------------------------------
                                                   $             26,992           $    17,948            $    16,515
                                                   ==================================================================
Net sales                                          $             34,200           $    26,846            $    25,880
                                                   ==================================================================
Net income                                         $             (1,188)          $     1,005            $       720
                                                   ==================================================================

Selected Consolidated Financial Data

                                                             Jan. 1,        Jan. 2,        Dec. 27,       Dec. 28,       Dec. 30,
(Amounts in thousands, except per share data)                 2000           1999            1997           1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Income statement data:
     Net sales                                                $ 110,438     $ 116,194      $ 119,658       $125,975      $129,311
     Income (loss) from operations                              (2,273)         2,648       (12,574)            143         4,666
     Net income (loss)                                          (3,471)         1,786       (11,499)        (1,347)         1,601
     Basic earning (loss) per share                              (0.64)          0.33         (2.15)         (0.25)          0.31
     Diluted earnings (loss) per share                           (0.64)          0.33         (2.15)         (0.25)          0.30
      Weighted average shares outstanding;
           Basic                                                  5,398         5,390          5,348          5,388         5,164
           Diluted                                                5,398         5,390          5,348          5,388         5,336
Balance sheet data:
      Total assets                                             $ 70,520      $ 70,571       $ 71,559       $ 84,976      $ 89,331
      Redeemable common stock                                     2,546             -              -              -             -
     Long-term obligations                                       21,344        17,888         23,808         23,806        28,777
     Total stockholders' equity                                  24,752        25,289         23,766         35,073        35,505

Summary of Quarterly Results of Operations

(Unaudited)                                                                             Quarter
(Amounts in thousands, except per share data)                     First           Second          Third          Fourth
----------------------------------------------------------------------------------------------------------------------------
Year Ended January 1, 2000
     Net sales                                                       $ 28,375    $    30,637  $     26,718   $       24,708
     Gross profit                                                       4,973          6,111          4,777           3,954
     Net income                                                           330            801            104          (4,706)
     Earnings (loss) per share - basic and diluted                   $   0.06    $      0.15  $        0.02  $        (0.87)
Year Ended January 2, 1999
     Net sales                                                       $ 29,528    $    32,228  $      27,384  $       27,054
     Gross profit                                                       5,227          6,168          4,538           4,199
     Net income                                                           325            748            550             163
     Earnings per share - basic and diluted                          $   0.06    $      0.14  $        0.10  $         0.03

Report of Independent Accountants

To the Board of Directors and Stockholders of Aerovox Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Aerovox Incorporated (the "Company") at January 1, 2000 and January 2, 1999 and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP (signed)

Boston, Massachusetts
February 14, 2000

(Aerovox Logo)

740 Belleville Avenue
New Bedford, Massachusetts 02745-6194
www.aerovox.com